Form 10-K, Exhibit 13
period 1996-12-31
ORTHOLOGIC CORP
filed 1997-03-31
CIK 887151

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including projections of results of operations and financial condition, statements of future economic performance, and general or specific statements of future expectations and beliefs. The matters covered by such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from those contemplated or implied by such forward-looking statements. Important factors which may cause actual results to differ include, but are not limited to, the following matters, which are discussed in more detail in the Company's Form 10-K for the 1996 fiscal year:

(i) The Company's lack of experience with respect to newly acquired technologies and product lines, such as CPM products, may reduce the Company's ability to exploit the opportunities potentially offered by the acquisitions discussed in this report;

(ii) Potential difficulties in integrating the operations of newly acquired companies may impact negatively on the Company's ability to realize benefits from the acquisitions. As noted herein the Company plans to close certain facilities and consolidate operations within certain projected time frames. These plans include the termination or relocation of certain personnel. No assurance can be given that the present timetable for consolidation or closures will not be delayed or that the termination and relocation of personnel will not result in additional, unanticipated costs. The consolidation and coordination of the Company's personnel and operations may prove to be more costly or difficult than anticipated, resulting in the diversion of management resources and adverse effects on the operating results of the Company. Moreover, in part as a potential result of personnel and policy changes, there can be no assurance that customers of the Company and any acquired entity will continue their historic buying patterns;

(iii) The Company recently changed from selling its products primarily through independent dealers to selling primarily through a direct sales force. Although the Company believes that in the long run this will be an effective strategy, presently identifiable risks include: (a) the Company's management is inexperienced in dealing with such a large number of direct salespeople, and procedures that worked with a small direct sales force and motivated them may not be transferable to a larger force; (b) the Company recently hired a substantial number of new salespeople with little or no experience selling the Company's products; new salespeople typically face a learning curve and not all new salespeople will be successful; (c) for those salespeople who were hired from dealerships and thus had experience selling the Company's products, the fact that they are no longer selling products made by other manufacturers as part of their sales calls may reduce their access to doctors; and (d) territory expansion and realignment means a larger number of salespeople will be calling on physicians with whom they have not established a professional relationship. There can be no assurance that the Company's efforts to expand the internal sales force and to increase its productivity will produce positive effects on sales or profits;

(iv) As discussed herein, the Company intends to pursue sales in international markets. The Company, however, has had little experience in such markets. Expanded efforts at pursuing new markets necessarily involves expenditures to develop such markets and there can be no assurance that the results of those efforts will be profitable;

(v) There can be no assurance that the Company's estimates concerning what it has defined as the "Orthocare market" are accurate, or that changes in that market will not cause the nature and extent of that market to deviate materially from the Company's expectations;

(vi) To the extent that the Company presently enjoys perceived technological advantages over competitors, technological innovation by present or future competitors may erode the Company's position in the market. For example, prior to the acquisitions discussed herein, the Company's historic sales have been derived almost exclusively from the OrthoLogic 1000, and there is a possibility that competitors may develop new treatments or improve existing treatments that could be used in place of the OrthoLogic 1000. The same observation is true with respect to the Company's CPM and fixation products. To sustain long-term growth, the Company must develop and introduce new products and expand applications of existing products; however, there can be no assurance that the Company will be able to do so or that the market will accept any such new products or applications;

(vii) The Company operates in a highly regulated environment and cannot predict the actions of regulatory authorities. The action or non-action of regulatory authorities may impede the development and introduction of new products and new applications for existing products, and may have temporary or permanent effects on the Company's marketing of its existing or planned products. As noted herein, the Company has entered into an agreement with Mitsubishi Chemical Corporation and will collaborate in attempting to obtain approval by Japan's national health insurance for reimbursement for the use of the OrthoLogic 1000. However, there can be no assurance that the Company will actually receive such approval;

(viii) There can be no assurance that the influence of managed care will continue to grow either in the United States or abroad, or that any such growth will result in greater acceptance or sales of the Company's products. In particular, there can be no assurance that existing or future decision makers and third party payors within the medical community will be receptive to the use of the Company's products or replace or supplement existing or future treatments. Moreover, the transition to managed care and the increasing consolidation underway in the managed care industry may concentrate economic power among buyers of the Company's products, which concentration could foreseeably adversely affect the price third party payors are willing to pay, and thus adversely affect the Company's margins; and

(ix) Although the Company believes that existing litigation initiated against the Company is without merit and the Company intends to defend such litigation vigorously, an adverse outcome of such litigation could have a material adverse effect on the Company's business, financial condition and results of operations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         OrthoLogic was founded in July 1987, and the Company was engaged primarily in the commercialization of the Company's proprietary BioLogic technology in order to develop products that stimulate the healing of bone fractures and spinal fusions. On August 30, 1996 OrthoLogic acquired Sutter Corporation ("Sutter") for $24.5 million in cash. Sutter develops, manufactures, and markets orthopaedic rehabilitation products (primarily continuous passive motion ("CPM") devices) and services. As discussed in Note 15 to the consolidated financial statements the Company's completed two additional CPM related acquisitions in March 1997. Management is in the process of preparing a formal restructuring plan related to consolidating and integrating all of its CPM related facilities, operations and personnel. The Company plans to reduce the number of facilities from six to two during the second and third quarter of 1997. All CPM device manufacturing will be in Canada and the ancillary servicing and administrative functions will be consolidated into a Phoenix, Arizona location. Once the restructuring plan is completed and costs related to these activities can be estimated, they will be reflected as additional acquisition costs in the allocation of purchase price.

Fracture Healing

         In March 1994, the Company received approval of its Premarket Approval Application ("PMA") from the U.S. Food and Drug Administration (the "FDA") and commenced marketing its OrthoLogic 1000 Bone Growth Stimulator for the treatment of nonunion fractures.

         In 1993, the Company commenced clinical trials for the SpinaLogic 1000, an application of the BioLogic technology as an adjunct to spinal fusion surgery. Also during 1993, the Company commenced sales of its first commercial product, the OrthoFrame External Fixator. Additionally, in cooperation with the Mayo Clinic in Rochester, Minnesota, the Company developed the OrthoFrame/Mayo Wrist Fixator and commenced sales of this product during the first quarter of 1994. The Orthopaedic Department of the Mayo Clinic will also provide ongoing clinical input on future product design enhancements.

         Prior to the second quarter of 1996 the Company marketed its products primarily through a network of independent orthopaedic specialty dealers. During the second quarter of 1996 the Company commenced conversion of the primary marketing channel to a direct sales force. The Company paid approximately $10.8 million to former independent dealers for the return of territory rights, covenants-not-to-compete, and the right to hire former independent dealer sales representatives as Company employees. At December 31, 1996 the fracture healing direct sales force had 82 sales representatives and 2 remaining independent dealers.

         The Company's OrthoLogic 1000 is sold to patients upon receipt of a written prescription. The Company submits a bill to the patient's insurance carrier (third party payor) for reimbursement. All bills for the OrthoLogic 1000 are submitted to third party payors at the product's list price. The Company's OrthoFrame products are used in conjunction with surgical procedures and are sold to hospitals.

         The Company recognizes revenue at the time of product shipment. OrthoFrame products are shipped based upon receipt of purchase orders from hospitals, which are billed at the time of shipment. Each OrthoLogic 1000 is shipped based upon receipt of a physician's prescription. Therefore, the Company operates with no backlog.

Orthopaedic Rehabilitation

         The primary product in orthopaedic rehabilitation is the direct rental of continuous passive motion devices to patients in the home, hospital, and outpatient surgical facilities. In addition to CPM rentals the Company also markets bracing and cryotherapy products.

         The Company maintains a fleet of CPM's which are rented to patients upon receipt of a written prescription. The Company recognizes CPM revenue daily during the period of prescribed usage. A bill is sent to the patient's insurance carrier (third party payor) for reimbursement. At December 31, 1996 the orthopaedic rehabilitation direct sales force had 87 sales representatives.

Other

         OrthoLogic reported net income of $2.5 million during 1996, however, the Company, as of December 31, 1996, had a deficit of $16.9 million.

         At December 31, 1996, the Company had incurred approximately $12.0 million in net operating loss carryforwards for federal income tax purposes. The Company's ability to utilize its net operating loss carryforwards may be subject to annual limitations in future periods pursuant to the "change in ownership rules" under Section 382 of the Internal Revenue Code of 1986, as amended.

         Future operating results will depend on numerous factors including, but not limited to demand for the Company's products, the timing, cost and acceptance of product introductions and enhancements made by the Company or others, levels of third party payment, alternative treatments which currently exist or may be introduced in the future, practice patterns, competitive conditions in the industry, general economic conditions and other factors influencing the orthopaedic market in the United States or other countries in which the Company operates in or expands into. In addition, efforts to reform the health care system in the United States and contain health care expenditures could adversely affect the Company's revenues and results of operations. Furthermore, the Company's medical devices are subject to regulation by the FDA. The FDA has the power to affect the Company's sales and marketing of its devices. The Company cannot determine the effect such trends will have on its operations, if any.

Results of Operations

Years Ended December 31, 1994, 1995 and 1996.

         Revenues. OrthoLogic's revenue increased 196% from $5.0 million in 1994 to $14.7 million in 1995. The increase in revenue was due primarily to increases in OrthoLogic 1000 sales which received FDA approval in March 1994. OrthoLogic's revenue increased from $14.7 million in 1995 to $41.9 million in 1996, an increase of 185%. The increase in revenue is primarily attributable to higher sales levels of the OrthoLogic 1000 and revenues from Sutter for four months.

         However, sales of the OrthoLogic 1000 decreased in the second half of 1996, compared to the first half of 1996, primarily due to low productivity of the Company's sales people associated with transition to a direct sales force.

         Gross Profit. Gross profit increased from $3.6 million in 1994 to $11.6 million in 1995, an increase of 219%. Gross profit increased 189% from $11.6 million in 1995 to $33.6 million in 1996. Gross profit as a percentage of sales increased from 73.5% in 1994 to 79.1% in 1995 and to 81.6% in 1996.

         The gross profit percentage has improved over time primarily as a result of the absorption of fixed manufacturing costs over a higher volume of manufactured product.

         Selling, General and Administrative Expenses ("SG&A"). SG&A expenses increased 101% from $5.6 million in 1994 to $11.3 million in 1995 and 182% to $31.9 million in 1996. The increase from 1994 to 1995 was attributable to higher personnel costs and other costs which relate directly to higher sales levels of the OrthoLogic 1000, such as commissions to sales agents, allowance for bad debts and royalties. Personnel costs also increased due to a higher number of personnel in several areas, including direct sales representatives, regional sales managers, product managers, customer service, third party payor, billing and collections and reimbursement specialists. The increase from 1995 to 1996 is due in part to the variable costs (commissions, bad debts, and royalties) associated with the increased revenue. The fixed component of SG&A also increased due to additional personnel at all levels for senior management, human resources, marketing, accounting and management information systems, and other infrastructure required to support the growing revenue volume, sales representatives added as a result of the transition to a direct sales force and incremental SG&A expenses from Sutter for four months. In addition, legal costs incurred defending the Company against lawsuits and amortization of intangibles arising from the acquisition of Sutter and costs from the conversion to a direct sales force combined to increase SG&A by $1.3 million.

         SG&A costs are expected to increase in 1997 due to a full year of the current personnel, Sutter SG&A and the asset acquisitions, discussed in Note 15, of Toronto Medical Corp. and Danninger Medical Technology, Inc.; however, the future levels of SG&A are dependent upon many factors, including commissions, royalties, bad debt and personnel levels.

         Research and Development Expenses. Research and development expenses for 1994 were $2.8 million. The expenses were attributable to research efforts and developmental activities for the OrthoFrame, the OrthoLogic 1000 and the OrthoFrame/Mayo Wrist Fixator. Research and development expenses decreased 23.5% from $2.8 million in 1994 to $2.1 million in 1995 and increased to $2.2 million in 1996. During the year ended December 31, 1994, the Company experienced nonrecurring development costs associated with the OrthoLogic 1000 and the OrthoFrame/Mayo Wrist Fixator, which were not incurred in 1995 and 1996.

         Other Income. Grant revenue increased 758.8% from $25,000 in 1994 to $215,000 in 1995 and decreased 14.9% to $183,000 in 1996. Grant revenue will fluctuate from year to year depending on the number and dollar level of grant awards. The total number of grants awarded in 1994, 1995 and 1996 were 0, 3, and 2, respectively. The grants are not awarded based on calendar years. Interest income increased 9.9% from $278,000 in 1994 to $305,000 in 1995 and increased 831% to $2,841,000 in 1996. The fluctuations were caused by different amounts of cash and short-term investments and varying interest rates. The Company completed additional public offerings in October 1995 and April 1996 which provided net proceeds of approximately $17.6 million and $74.0 million, respectively.

         Net Income. Net income during 1996 is comprised of an operating loss of $485,000 which is offset by other income of $3.0 million, consisting primarily of interest income of $2.8 million.

Liquidity and Capital Resources

         The Company has financed its operations through the public and private sales of equity securities and product sales. From inception through December 31, 1996, the Company has raised $118.8 million in net proceeds from equity financings.

         At December 31, 1996, the Company had cash and cash equivalents of $13.5 million and short-term investments of $35.3 million. Working capital increased 218.8% from $23.5 million at December 31, 1995 to $75.0 million at December 31, 1996. This increase is primarily the result of the Company's public offering which provided net proceeds of approximately $74.0 million.

         Net cash used by operations decreased 14.8% from $5.6 million in 1994 to $4.8 million in 1995. The decrease is attributable to the decrease in net loss from $4.5 million in 1994 to $1.4 million in 1995 and was partially offset by an increase in accounts receivable and inventory. Net cash used by operations increased 44.6% from $4.8 million in 1995 to $6.9 million in 1996. This increase was due primarily to increases in accounts receivable and inventory of $4.7 million and $2.3 million, respectively, offset by increases in net income and depreciation and amortization of $3.9 million and $1.6 million, respectively.

         The Company anticipates that the cash generated from product sales and rentals and current cash balances will be sufficient to meet the Company's capital requirements for the foreseeable future. There can be no assurance, however, that the Company will not require additional financing in the future. If the Company were required to obtain additional financing in the future, there can be no assurance that such sources of capital will be available on terms favorable to the Company, if at all.

         Accounts receivable increased from $6.5 million at December 31, 1995 to $26.9 million at December 31, 1996. This increase is due primarily to the acquisition of Sutter, increased sales of fracture healing products and an increased collection cycle experienced during the Company's growth.

         As discussed in greater detail in Note 13 the Company has been named as a defendant in certain lawsuits. Management believes that the allegations are without merit and will vigorously defend them. No costs related to the potential outcome of these actions have been accrued.

         The Company plans to relocate its corporate offices in the fourth quarter of 1997. No lease has been signed related to this move.

                             Selected Financial Data

The selected financial data for each of the five years in the period ended December 31, 1996 are derived from audited financial statements of the Company. The selected financial data is qualified in its entirety by and should be read in conjunction with the Financial Statements and related Notes thereto and other financial information appearing elsewhere herein and the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations." As discussed in Note 2 of the footnotes the Company completed an aquisition in August 1996.

                                                                            Years ended December 31,
                                          1996         1995         1994         1993       1992
                                          ----         ----         ----         ----       ----
                                                               (in thousands, except per share data)
STATEMENTS OF
OPERATIONS DATA:
Net revenue                            $  41,884    $  14,678    $   4,953    $     326    $    --
Cost of revenue                            8,299        3,065        1,314          161         --
Operating expenses:
        Selling, general
        and administrative                31,901       11,304        5,611        1,113          944
        Research and development           2,169        2,132        2,787        2,769        1,992
                                       ---------    ---------    ---------    ---------    ---------
Total operating expenses                  34,070       13,436        8,398        3,882        2,936
                                       ---------    ---------    ---------    ---------    ---------
Operating loss                              (485)      (1,823)      (4,760)      (3,717)      (2,936)
Other income (expense)                     3,023          471          288          393          (50)
                                       ---------    ---------    ---------    ---------    ---------
Net income (loss)                      $   2,538    $  (1,352)   $  (4,472)   $  (3,324)   $  (2,986)
                                       =========    =========    =========    =========    =========
Net income (loss) per share (1)        $    0.11    $   (0.09)   $   (0.33)   $   (0.26)   $   (0.39)
                                       =========    =========    =========    =========    =========
Weighted average
shares outstanding (1)                    24,144       15,549       13,791       13,090        7,662
                                       =========    =========    =========    =========    =========


                                                                                        December 31,
                                          1996         1995         1994         1993         1992
                                          ----         ----         ----         ----         ----
                                                                                      (in thousands)
BALANCE SHEET DATA:
        Working capital                $  74,985    $  23,518    $   4,968    $   9,553    $   1,559
        Total assets                     113,026       27,490        7,576       10,949        2,730
        Long-term debt, less
        current maturities                  --           --           --             20          125
        Stockholders` equity             101,927       24,437        6,052       10,214        1,884

(1) Based on weighted average common share equivalents outstanding, giving retroactive effect to the conversion of outstanding Preferred Stock into Common Stock and a stock split. See Notes to Financial Statements.

Stockholder Information

Market information. The Company's Common Stock commenced trading on the Nasdaq National Market on January 28, 1993 under the symbol "OLGC." The bid price information as adjusted for a 2 for 1 stock split effected as a stock dividend in June 1996, included herein is derived from the Nasdaq Monthly Statistical Report, represents quotations by dealers, may not reflect applicable markups, markdowns or commissions, and does not necessarily represent actual transactions.

                                        1996                    1995
                                        ----                    ----
                              High       Low        High        Low
                              ----       ---        ----        ---
First Quarter               $13.656    $7-1/8      $2.813    $1-11/16
Second Quarter               26-1/4     9-7/8           3           2
Third Quarter                16-3/8     7-1/8       5.563      2-5/16
Fourth Quarter               11-3/8     5-5/8       7-7/8      4-1/16

As of March 7, 1997, there were 25,031,846 shares outstanding of the Common Stock of the Company held by approximately 279 stockholders of record.

Dividends. The Company has never paid a cash dividend on its common stock. The Board of Directors currently anticipates that all of the Company's earnings, if any, will be retained for use in its business and does not intend to pay any cash dividends on its Common Stock in the foreseeable future.

                          Consolidated Balance Sheets

                                                                                                December 31,
                                                                                                ------------
                                                                                           1996             1995
                                                                                           ----             ----
ASSETS
CURRENT ASSETS:
        Cash and cash equivalents                                                     $  13,493,853    $   8,830,514
        Short-term investments (Note 6)                                                  35,306,989        9,149,360
        Accounts receivable, less allowance for doubtful
        accounts of $8,595,000 and $1,480,000                                            26,856,144        6,488,203
        Inventories, net (Note 7)                                                         6,551,382        1,829,865
        Prepaids and other current assets                                                 1,194,679          273,237
        Deferred taxes (Note 9)                                                           2,401,000             --
                                                                                      -------------    -------------
                Total current assets                                                     85,804,047       26,571,179
                                                                                      -------------    -------------
FURNITURE, RENTAL FLEET AND
EQUIPMENT, net (Note 8)                                                                   9,082,003          695,932
DEPOSITS AND OTHER ASSETS (Note 11)                                                          93,112           97,748
NOTE RECEIVABLE - Officer (Note 11)                                                         200,000          125,000
GOODWILL, net (Note 2)                                                                    7,757,981             --
DEALER INTANGIBLES, net (Note 3)                                                         10,088,559             --
                                                                                      -------------    -------------
TOTAL                                                                                 $ 113,025,702    $  27,489,859
                                                                                      =============    =============

                                                                                                 December 31,
                                                                                                 ------------
                                                                                            1996             1995
                                                                                            ----             ----
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
        Accounts payable                                                              $   2,041,943    $   1,053,323
        Accrued bonuses and compensation                                                  3,443,988        1,199,909
        Deferred credits                                                                  2,738,779             --
        Accrued royalties                                                                   556,495          333,213
        Accrued expenses                                                                  2,073,633          466,802
                                                                                      -------------    -------------
                Total current liabilities                                                10,818,839        3,053,247
                                                                                      -------------    -------------
DEFERRED RENT & CAPITAL LEASE                                                               279,929             --
COMMITMENTS (Notes 4, 11, 12)
STOCKHOLDERS' EQUITY
        Preferred  stock,  $.0005 par value; 2,000,000
        share authorized, none issued
        Common stock, $.0005 par value; 40,000,000
        shares authorized; 25,022,346 and 19,251,728
        shares issued                                                                        12,510            9,626
        Additional paid-in capital                                                      118,832,040       43,882,991
        Deficit                                                                         (16,917,616)     (19,456,005)
                                                                                      -------------    -------------
                Total stockholders' equity                                              101,926,934       24,436,612
                                                                                      -------------    -------------
TOTAL                                                                                 $ 113,025,702    $  27,489,859
                                                                                      =============    =============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     Consolidated Statements of Operations

                                                                       Years Ended December 31,
                                                                       ------------------------
                                                                 1996            1995            1994
                                                                 ----            ----            ----
REVENUES:
        Net sales                                           $ 31,031,451    $ 14,678,362    $  4,952,963
        Net rentals                                           10,852,788            --              --
                                                            ------------    ------------    ------------
                Total revenues                                41,884,239      14,678,362       4,952,963
                                                            ------------    ------------    ------------

COST OF REVENUES:
        Cost of goods sold                                     5,714,510       3,065,451       1,314,328
        Cost of rentals                                        2,584,530            --              --
                                                            ------------    ------------    ------------
                Total cost of revenues                         8,299,040       3,065,451       1,314,328
                                                            ------------    ------------    ------------
GROSS PROFIT                                                  33,585,199      11,612,911       3,638,635
                                                            ------------    ------------    ------------

OPERATING EXPENSES:
        Selling, general and administrative                   31,900,966      11,303,624       5,611,281
        Research and development                               2,169,090       2,132,441       2,786,929
                                                            ------------    ------------    ------------
                Total operating expenses                      34,070,056      13,436,065       8,398,210
                                                            ------------    ------------    ------------
OPERATING LOSS                                                  (484,857)     (1,823,154)     (4,759,575)
                                                            ------------    ------------    ------------

OTHER INCOME (EXPENSE):
        Grant revenue                                            182,658         214,704          25,000
        Interest income                                        2,840,588         305,243         277,721
        Interest expense                                            --           (48,438)        (14,693)
                                                            ------------    ------------    ------------
                Total other income (expense)                   3,023,246         471,509         288,028
                                                            ------------    ------------    ------------
NET INCOME (LOSS)                                           $  2,538,389    $ (1,351,645)   $ (4,471,547)
                                                            ============    ============    ============

NET INCOME (LOSS) PER WEIGHTED AVERAGE NUMBER OF COMMON
        AND COMMON EQUIVALENT SHARES OUTSTANDING (Note 1)   $       0.11    $      (0.09)   $      (0.33)
                                                            ============    ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON
        AND COMMON EQUIVALENT SHARES OUTSTANDING (Note 1)     24,143,763      15,548,856      13,791,158
                                                              ==========      ==========      ==========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                Consolidated Statements of Stockholders' Equity

                                              Preferred Stock      Common Stock         Additional
                                              ---------------      ------------         ----------
                                               Shares  Amount    Shares      Amount  Paid-in Capital      Deficit          Total
                                               ------  ------    ------      ------  ---------------      -------          -----
Balance, January 1, 1994                            -      -   6,779,191   $  3,390   $  23,843,247   $ (13,632,813)  $  10,213,824
Exercise of common options at prices ranging from
        $.10 to $4.50 per share (Note 10)           -      -     141,900         71          61,303            --            61,374
Stock option compensation (Note 10)                 -      -        --         --            73,571            --            73,571
Exercise of common stock warrant (Note 10)          -      -      50,000         25         174,975            --           175,000
Net loss                                            -      -        --         --              --        (4,471,547)     (4,471,547)
                                                 ----  -----  ----------   --------   -------------   -------------   -------------

Balance, December 31, 1994                          -      -   6,971,091      3,486      24,153,096     (18,104,360)      6,052,222
Sale of common stock (Note 10)                      -      -   2,512,199      1,256      19,564,379            --        19,565,635
Exercise of common options at prices ranging from
        $.325 to $5.75 per share (Note 10)          -      -     141,300         70          85,875            --            85,945
Stock option compensation (Note 10)                 -      -        --         --            84,455            --            84,455
Exercise of common stock warrant (Note 10)          -      -       1,274          1              (1)           --              --
Net loss                                            -      -        --         --              --        (1,351,645)     (1,351,645)
                                                 ----  -----  ----------   --------   -------------   -------------   -------------

Balance, December 31, 1995                          -      -   9,625,864      4,813      43,887,804     (19,456,005)     24,436,612
Sale of common stock (Note 10)                      -      -   2,530,000      1,265      73,949,643            --        73,950,908
Exercise of common options at prices ranging from
        $.325 to $14.625 per share (Note 10)        -      -     324,318        162         852,051            --           852,213
Exercise of common stock warrant (Note 10)          -      -      10,241          5              (5)           --              --
Stock option compensation (Note 10)                 -      -        --         --            64,307            --            64,307
Two for one stock split (Note 10)                   -      -  12,490,423      6,245          (6,245)           --              --
Exercise of common options at prices ranging from
        $1.844 to $7.313 per share (Note 10)        -      -      41,500         20          84,485            --            84,505
Net income                                          -      -        --         --              --         2,538,389       2,538,389
                                                 ----  -----  ----------   --------   -------------   -------------   -------------
Balance, December 31, 1996                          -      -  25,022,346   $ 12,510   $ 118,832,040   $ (16,917,616)  $ 101,926,934
                                                 ====  =====  ==========   ========   =============   =============   =============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     Consolidated Statements of Cash Flows

                                                                       Years Ended December 31,
                                                                1996             1995             1994
                                                                ----             ----             ----
OPERATING ACTIVITIES:
Net income (loss)                                         $  2,538,389    $ (1,351,645)   $ (4,471,547)
Adjustments to reconcile net income
        (loss) to net cash used in
        operating activities:
        Depreciation and amortization                        1,926,056         301,567         289,853
Change in operating assets and liabilities:
        Accounts receivable                                 (9,062,119)     (4,407,128)     (1,973,263)
        Inventories                                         (3,171,448)       (860,449)       (474,118)
        Prepaids and other current assets                     (819,623)        (97,969)         43,422
        Deposits and other assets                                4,636          (1,866)          5,567
        Accounts payable                                      (708,136)        582,228         366,657
        Accrued bonuses and compensation                        39,561          59,828         248,572
        Accrued royalties                                      223,282         220,043         108,681
        Accrued expenses                                     2,114,567         771,859         236,037
                                                          ------------    ------------    ------------
        Net cash used in operating activities               (6,914,835)     (4,783,532)     (5,617,020)
                                                          ------------    ------------    ------------

INVESTING ACTIVITIES:
Expenditures for furniture and
equipment, net                                              (1,389,309)       (133,818)       (699,190)
Intangibles from dealer transactions                       (10,752,116)           --              --
Officer note receivable, net                                   (75,000)           --              --
Purchase of Sutter Corporation, net of
cash acquired                                              (24,907,442)           --              --
(Purchase) sale of short-term investments                  (26,157,629)     (9,149,360)      6,523,432
                                                          ------------    ------------    ------------
        Net cash (used) provided in
        investing activities                               (63,281,496)     (9,283,178)      5,824,242
                                                          ------------    ------------    ------------

                                                                      Years Ended December 31,
                                                               1996            1995            1994
                                                               ----            ----            ----
FINANCING ACTIVITIES:
Payments under long-term debt and
capital lease obligations                                      (27,956)        (19,706)       (101,374)
Proceeds from issuance of common stock                      74,887,626      19,651,580         236,374
                                                          ------------    ------------    ------------
        Net cash provided by
        financing activities                                74,859,670      19,631,874         135,000
                                                          ------------    ------------    ------------
NET INCREASE IN CASH AND
CASH EQUIVALENTS                                             4,663,339       5,565,164         342,222
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR                                            8,830,514       3,265,350       2,923,128
                                                          ------------    ------------    ------------
CASH AND CASH EQUIVALENTS,
END OF YEAR                                               $ 13,493,853    $  8,830,514    $  3,265,350
                                                          ============    ============    ============

SUPPLEMENTAL SCHEDULE OF
NONCASH INVESTING AND
FINANCING ACTIVITIES:

The Company purchased all of the capital stock of Sutter Corporation and incurred certain costs related to this acquisition for a total purchase price of $25,047,000. In connection with this acquisition, liabilities were assumed as follows:

Fair value of assets acquired                    $ 31,516,000
Cash paid and cost related to the
acquisition of capital stock                      (25,047,000)
                                                 ------------
        Liabilities assumed                      $  6,469,000
                                                 ============
Stock option compensation                        $     64,307    $     84,455   $     73,571
                                                 ============    ============   ============
SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION-
        Cash paid during the year for interest   $          0    $     48,438   $     14,693
                                                 ============    ============   ============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   Notes To Consolidated Financial Statements
              For The Years Ended December 31, 1996, 1995 and 1994


1. Summary of Significant
   Accounting Policies

         Organization - OrthoLogic, Corp. (formerly IatroMed, Inc.) was incorporated on July 30, 1987 (date of inception) and commenced operations in September 1987. On August 30, 1996 OrthoLogic, Corp. acquired all of the outstanding capital stock of Sutter Corporation ("Sutter") which became a wholly-owned subsidiary of OrthoLogic (collectively the "Company" or "OrthoLogic").

         Description of business - OrthoLogic is engaged in two primary areas of orthopaedic healthcare primarily in the United States. The fracture healing area is engaged in developing, manufacturing, and marketing proprietary, technologically advanced orthopaedic devices designed to enhance the healing of diseased, damaged or degenerated musculo-skeletal tissue. The orthopaedic rehabilitation area is engaged in developing, manufacturing, and marketing orthopaedic rehabilitation products and services, primarily through the direct rental of continuous passive motion ("CPM") devices to patients in the home, hospitals, and outpatient surgical facilities.

         Principles of consolidation - The consolidated financial statements include the accounts of OrthoLogic, Corp. since its inception and Sutter since its acquisition on August 30, 1996. All material inter-company accounts and transactions have been eliminated.


         The following briefly describes the significant accounting policies used in the preparation of the financial statements of the Company:

a. Inventories are stated at the lower of cost (first-in, first-out method) or market.

b. Furniture, rental fleet and equipment are stated at cost or, in the case of leased assets under capital leases, at the present value of future lease payments at inception of the lease. Depreciation is calculated on a straight-line basis over the estimated useful lives of the various assets, which range from three to seven years. Leasehold improvements and leased assets under capital leases are amortized over the life of the asset or the period of the respective lease using the straight-line method, whichever is the shortest.

c. Grant revenue is recorded as costs are incurred in accordance with the terms of the grant contract.

d. Research and development represent both costs incurred internally for research and development activities, as well as costs incurred by the Company to fund the activities of the various research groups (Note 4), with which the Company has contracted. All research and development costs are expensed when incurred.

e. Cash and cash equivalents consist of cash on hand and cash deposited with financial institutions, including money market accounts, and commercial paper purchased with an original maturity of three months or less.

f. Income (loss) per common and common equivalent share - is computed on the weighted average number of common and common equivalent shares outstanding during each year and includes shares issuable upon exercise of stock options when dilutive.

g. Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 presentation.

h. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Acquisition

         On August 30, 1996, OrthoLogic, Corp. acquired all of the outstanding capital stock of Sutter for $24.5 million in cash. The acquisition was accounted for as a purchase and, accordingly the net assets and results of operations of Sutter have been included in these consolidated financial statements commencing August 30, 1996. The purchase resulted in goodwill of $7.9 million which is being amortized over 15 years. The following unaudited pro forma summary combines the consolidated results of operations of OrthoLogic, Corp. and Sutter as if the acquisition had occured on January 1 of that period after giving effect to certain adjustments including amortization of the purchase price in excess of net assets acquired, interest income, and income taxes. This pro forma summary is not necessarily indicative of the results of operations that would have occured if OrthoLogic, Corp. and Sutter had been combined during such periods. Moreover, the pro forma summary is not intended to be indicative of the results of operations to be attained in the future.

                                                 Year Ended December 31,
                                                 -----------------------
                                        (in thousands, except per share data)
                                        -------------------------------------

                                                   1996           1995
                                                   ----           ----
Net revenues                                    $ 65,623       $ 47,062
Income (loss) from continuing operations        $  1,487       $ (2,476)
Net income (loss) per common share              $   0.06       $  (0.16)


The Company intends to close the Sutter corporate office and manufacturing facility as part of a restructuring (the "Restructuring Plan," see Note 15). Events which remain to be determined include 1) which employees will be terminated or relocated and 2) matters surrounding the closure of facilities and relocation of servicing operations. The amount of costs to be incurred related to these activities have not yet been estimated. Once the Restructuring Plan is approved, the related liabilities will be reflected as additional acquisition costs in the allocation of purchase price.
                                       20
                Notes To Consolidated Financial Statements, cont.
              For The Years Ended December 31, 1996, 1995 and 1994

3. Dealer Intangibles

         During the second quarter of 1996 the Company initiated a plan to convert its primary marketing channel from an independent dealer network to a direct sales force. In connection with this conversion the Company paid approximately $10.8 million to certain former independent dealers for the return of territory rights, covenants-not-to-compete with varying terms, and the right to hire former independent dealer sales representatives as Company employees. This amount is being amortized on a straight line basis over seven years.

4. Research, Product Development and License Agreements

         The Company has entered into several research contracts, product development agreements and license agreements. These agreements relate to products being sold, products currently under development, and ongoing scientific research. Future commitments related to these agreements are summarized as follows:

               Year Ending December 31,               Amount
               ------------------------               ------
               1997                                 $ 130,000
               1998                                    45,333
               1999                                     1,000
                                                    ---------
               Total                                $ 176,333
                                                    =========

         In addition, the Company has committed to pay royalties on the sale of products or components of products developed under certain of these agreements. The royalty percentages vary but generally range from 7% to 0.5% of the sales amount for licensed products. The royalty percentage under the different agreements decreases when either a certain sales dollar amount is reached or royalty amount is paid. Royalty expense under these agreements totaled $621,597, $414,408 and $180,570 in 1996, 1995 and 1994, respectively.



5. Distributor and Sales Agency Agreements

         Prior to the second quarter of 1996 the Company marketed its products primarily through a network of independent orthopaedic speciality dealers. During the second quarter of 1996 the Company commenced conversion of the primary marketing channel to a direct sales force. This conversion was substantially complete by year end. In August 1996 the Company acquired Sutter whose primary marketing channel was a direct sales force.

         The Company's primary products, the OrthoLogic 1000 and CPM devices, are prescribed by clinicians for specific patient usage. The Company sells or rents product upon receipt of a prescription, signed by a clinician. The Company bills the patient's insurance carrier or the patient, if they are not insured. During 1995, one distributor obtained prescriptions for which product was shipped and which represents approximately 12% of net sales. This same distributor purchased other products from the Company which account for less than 1% of net sales for this same period.

         For the years ended December 31, 1996 and 1994, no distributor accounted for over 10% of revenue.

6. Investments

         The Company has implemented Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1996, marketable securities were comprised of corporate debt securities and direct obligations of the United States Government and its agencies and were managed as part of the Company's short-term cash management program and were classified as held-to-maturity securities. All such securities were purchased with original maturities less than one year. Such classification requires these securities to be reported at amortized cost.

   A summary of the fair market value and unrealized gains and losses on these securities is as follows:
                                               December 31,
                                           1996            1995
                                           ----            ----
              Amortized Cost          $ 35,306,989    $  9,149,360
              Gross unrealized gain         48,912          45,887
              Gross unrealized loss        (13,117)           --
                                      ------------    ------------
              Fair Value              $ 35,342,784    $  9,195,247
                                      ============    ============



7. Inventories

   Inventories consisted of the following:
                                                   December 31,
                                                1996           1995
                                                ----           ----
          Raw materials                     $ 4,646,620    $ 1,156,716
          Work-in-process                       127,514         95,715
          Finished goods                      2,037,850        577,434
                                            -----------    -----------
                                              6,811,984      1,829,865
          Less allowance for obsolescence      (260,602)          --
                                            -----------    -----------
          Total                             $ 6,551,382    $ 1,829,865
                                            ===========    ===========

8. Furniture, Rental Fleet and Equipment

         Furniture, rental fleet and equipment consisted of the following:

                                                       December 31,
                                                    1996           1995
                                                    ----           ----
   Rental fleet                                $  7,366,886    $       --
   Machinery and equipment                        1,738,572       1,140,328
   Computer equipment                             1,070,534         473,994
   Furniture and fixtures                           825,894         175,330
   Leasehold improvements                           362,409         102,335
                                               ------------    ------------
                                                 11,364,295       1,891,987
   Less
   accumulated depreciation and amortization     (2,282,292)     (1,196,055)
                                               ------------    ------------
   Total                                       $  9,082,003    $    695,932
                                               ============    ============

   9. Income Taxes

         At December 31, 1996, the Company has incurred approximately $12.0 million in net operating loss carryforwards expiring from 2002 through 2011 for federal income tax purposes. The Company issued Series B Convertible Preferred Stock during 1988, Series C Convertible Preferred Stock during 1990 and Series D Convertible Preferred Stock during 1992, completed its IPO in 1993 and completed a private placement and public offerings of its common stock in 1995 and 1996. Stock issuances, as discussed in Note 10, may cause a change in ownership under the provisions of Internal Revenue Code Section 382; accordingly, the utilization of the Company's net operating loss carryforwards may be subject to annual limitations.

Management has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that management believes will more likely than not be realized. The components of deferred income taxes at December 31 are as follows (in '000s):

                                                           1996           1995
                                                           ----           ----
Allowance for bad debts                                  $ 3,456        $   592
Other accruals and reserves                                  675             25
Valuation Allowance                                       (1,730)          (618)
                                                         -------        -------
Total current                                              2,401              0
                                                         -------        -------
Net operating loss carryforwards                           4,746          7,187
Difference in basis of fixed assets                         (606)          --
Nondeductible accruals and reserves                          441            197
Amortization of intangibles and other                        630             (2)
Valuation Allowance                                       (5,211)        (7,382)
                                                         -------        -------
Total noncurrent                                               0              0
                                                         -------        -------
Total deferred income taxes                              $ 2,401        $     0
                                                         =======        =======

A reconciliation of the difference between the provision for income taxes and income taxes at the statutory U.S. federal income tax rate is as follows for the year ended December 31, 1996:


Income taxes at statutory rate                           $ 863
Net operating losses used                                 (930)
State income taxes                                         200
Other                                                     (133)
                                                         -----
Net provision                                            $   0
                                                         =====

Prior to 1996, the Company had experienced net operating losses for all years; therefore, there was no provision for 1995 or 1994.

                Notes To Consolidated Financial Statements, cont.
              For The Years Ended December 31, 1996, 1995 and 1994

10. Stockholders' Equity

         In October 1987, the stockholders adopted a Stock Option Plan (the "Option Plan") which was amended in January 1996 to increase the number of common shares reserved for issuance under the Option Plan to 4,000,000 shares. Two types of options may be granted under the Option Plan: options intended to qualify as incentive stock options under Section 442 of the Internal Revenue Code ("Code") and other options not specifically authorized or qualified for favorable income tax treatment by the Code. All eligible employees may receive more than one type of option. Any director or consultant who is not an employee of the Company shall be eligible to receive only nonqualified stock options under the Option Plan.

         In October 1989, the Board of Directors (the "Board") approved that in the event of a takeover or merger of the Company in which 100% of the equity of the Company is purchased, 75% of all unvested employee options will vest, with the balance vesting equally over the ensuing 12 months, or according to the individual's vesting schedule, whichever is earlier. If an employee or holder of stock options loses their position as a result of or subsequent to the acquisition, 100% of that individual's stock options will vest immediately upon employment termination.

         Options are granted at prices which are equal to the current fair value of the Company's common stock at the date of grant. During January 1993, an independent valuation of the fair value of the Company's common stock was performed for 1991 and 1992. This valuation indicated that certain options granted during 1991 and all options granted during 1992 were at prices less than the fair value at the date of grant. The Company recorded the difference between the fair value and the exercise price as compensation expense as the options vested. During 1996, 1995 and 1994 approximately $12,000, $13,000 and $191,000 respectively, was recorded as compensation expense. There is no remaining future compensation expense. The vesting period is generally related to length of employment and all vested options lapse upon termination of employment if not exercised within a 90-day period (or one year after such termination because of death or disability or the date of termination if terminated for cause).


A summary of the status of the Option Plan as of December 31, 1996, 1995, and 1994, and changes during the years then ended is presented below:

                                                 1996                       1995                      1994
                                     Weighted-Average           Weighted-Average          Weighted-Average
Fixed Options                    Shares    Exercise Price   Shares   Exercise Price    Shares    Exercise Price
-------------                    ------    --------------   ------   --------------    ------    --------------
Outstanding at
beginning of year              2,356,034    $     3.33    1,654,034    $      1.61   1,367,300    $    0.91
Granted                          914,400         13.15    1,112,600           5.04     600,300         2.68
Exercised                       (700,790)         1.60     (282,600)          0.30    (283,800)        0.22
Forfeited                        (60,000)         6.23     (128,000)          2.42     (29,766)        2.34
                              ----------                 ----------                  ---------
Outstanding at end of year     2,509,644    $     7.31    2,356,034    $      3.33   1,654,034    $    1.61
                              ==========                 ==========                  =========
Options exercisable
at year-end                      613,737                    774,220                    656,486
                              ==========                 ==========                  =========
Weighted-average fair value
of options granted during
the year                      $     7.50                 $     2.87
                              ==========                 ==========

                Notes To Consolidated Financial Statements, cont.
              For The Years Ended December 31, 1996, 1995 and 1994

The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                 Options Outstanding                                       Options Exercisable
 ----------------------------------------------------------------------------------  --------------------------------------
     Range of     Number Outstanding            Weighted-Average   Weighted-Average  Number Exercisable    Weighted-Average
 Exercise Prices         at 12/31/96  Remaining Contractual Life     Exercise Price         at 12/31/96      Exercise Price
 ---------------         -----------  --------------------------     --------------         -----------      --------------
$ 0.16 -  $ 2.25             509,944                        5.46            $  1.84             274,193              $ 1.71
  2.44 -    4.78             511,400                        7.45               3.06              97,734                3.05
  6.50 -    6.50              16,000                       11.89               6.50                   0                   0
  6.78 -    6.78             550,000                        3.95               6.78             148,959                6.78
  7.31 -   17.88             927,300                        8.63              12.95              92,851               12.98
                           ---------                        ----            -------             -------              ------
$ 0.16 -  $17.88           2,509,644                        6.75            $  7.31             613,737              $ 4.83
                           ---------                        ----            -------             -------              ------

The Company applies APB Opinion No. 25 and related interpretations in accounting for its Option Plan. Accordingly, no compensation cost, other than discussed above, has been recognized for its Option Plan. Had compensation cost been computed based on the fair value of awards on the date of grant, utilizing the Black-Scholes option-pricing model, consistent with the method stipulated by Statement of Financial Accounting Standards No. 123, the Company's net earnings and earnings per share for the years ended December 31, 1996 and 1995 would have been reduced to the pro forma amounts indicated below, followed by the model assumptions used:

                                                                                                        December 31,
                                                                                                      1996         1995
                                                                                                      ----         ----
Net income (loss):
    As reported (in '000s)                                                                          $ 2,538     $ (1,352)
    Pro forma (in '000s)                                                                            $   679     $ (1,687)
Net income (loss) per weighted average number of common and common equivalent shares outstanding:
    As reported                                                                                     $  0.11     $  (0.09)
    Pro forma                                                                                       $  0.03     $  (0.11)
Black-Scholes model assumptions:
    Risk-free interest rate                                                                            6.00%        6.00%
    Expected volatility                                                                                 .6           .6
    Expected term                                                                                         5 years      5 years
    Dividend yield                                                                                        0%           0%

                Notes To Consolidated Financial Statements, cont.
              For The Years Ended December 31, 1996, 1995 and 1994

         At December 31, 1996, options for 613,737 shares of common stock were exercisable. The options generally expire five or ten years from the date of grant.

         At the closing of the Company's IPO on January 28, 1993 all convertible preferred stock, totaling 4,173,002 shares, was converted into an equal amount of common stock.

         At December 31, 1996, there were 2,000,000 shares of preferred stock authorized and none were issued and outstanding.

         The former preferred stockholders and certain of their transferees now holding their shares of common stock may require the Company, commencing April 28, 1993 and ending on July 6, 2003, on not more than two occasions, to file a registration statement under the Securities Act with respect to at least 30% of their shares of common stock. Stockholders holding 60% of such registerable shares must make the registration demand. The Company must file a registration statement with the Securities and Exchange Commission within 90 days of the receipt of the request. The former holders of all of the shares of Series D Preferred Stock may require the Company, on one or more occasions, to file a registration statement under the Securities Act for all or any part of their shares of common stock. The Company must file a registration statement within 90 days of the receipt of the request. Further, holders of common stock with registration rights may require the Company to register all or a portion of their shares of common stock on Form S-3, subject to certain conditions and limitations. The Company is obligated to pay the offering expenses of each such offering, except for the selling stockholders' pro rata portion of underwriting discounts and commissions. During 1994, the former holders of certain shares of Series D Preferred Stock and certain warrant holders required the Company to register their shares of common stock. Sales of substantial amounts of the common stock in the public market pursuant to the above registration rights could adversely affect prevailing market prices.

         In June 1992, the Company issued a warrant to purchase 100,000 shares of common stock, at an exercise price of $1.75 per share, to the placement agent in connection with the sale of the Series D Preferred Stock. The warrant was exercised in August 1994.

         In connection with the Company's IPO in January 1993, the Company issued a warrant to purchase 50,000 shares of common stock, at an exercise price of $4.20 per share, to the underwriter. In 1995 as a result of the private placement, the exercise price was reduced to $4.055. The warrant was exercised using a net exercise provision during 1995 and 1996.

         In 1993, the Company issued a warrant to purchase 20,000 shares of common stock, at an exercise price of $1.813 per share, to another company for an ownership interest of that company (see Note 11). This warrant expires in August 1998.

         On February 28, 1995 the Company issued 1,000,000 shares of common stock upon the closing of a private placement of its common stock. Gross proceeds to the Company were $2 million. Net proceeds to the Company after deducting costs of the offering were approximately $1.9 million. The common stock was sold to 11 accredited investors, including Arizona Growth Partners, L.P. which at the time held more than 5% of the Company's stock. The general partner of an entity which is the general partner of Arizona Growth Partners, L.P. is a member of the Company's Board of Directors. The holders of such shares of common stock exercised their right to require the Company to register the shares under the Securities Act, the Company so registered the shares prior to March 1996.

         In 1996, the Company issued a warrant to purchase 5,000 shares of common stock, at an exercise price of $2.41 per share, to a consultant as partial payment for services. This warrant expires in March 2001.

         On October 31, 1995 and November 6, 1995 the Company issued a total of 4,024,398 shares of common stock upon the closings of a public offering of its common stock. Gross proceeds to the Company were $19.1 million. Net proceeds to the Company after deducting costs of the offering were approximately $17.6 million.

         On April 30, 1996 the Company issued 5,060,000 shares of common stock upon the closing of a public offering of its common stock. Gross proceeds to the Company were $78.4 million. The net proceeds to the Company after deducting costs of the offering were approximately $74.0 million. The common stock was sold at $15.50 per share. During the first quarter of 1996 the Company amended its Articles of Incorporation to authorize 40,000,000 shares of common stock, $.0005 par value. In addition, the Board of Directors approved a 2 for 1 stock split in the form of a 100 percent common share dividend which was paid on June 25, 1996, to stockholders of record as of June 4, 1996. The accompanying financial statements and footnotes have been restated to give effect to the split.


11. Related Parties

         The Company has entered into two-year employment agreements with the Chief Executive Officer ("CEO"), President and the Executive Vice President of Research and Development of the Company. The employment agreements provide that salaries and bonuses shall be determined annually by the Board of Directors. If the Company terminates the employee's employment without cause, the employee is entitled to a severance payment equal to twelve months' salary. In addition, three other officers of the Company have entered into severance agreements wherein payments equal to twelve months' salary are required upon termination of the employee without cause.

         During June 1992, the Company loaned $125,000 to its CEO. The note plus accrued interest was paid during 1996.

                Notes To Consolidated Financial Statements, cont.
              For The Years Ended December 31, 1996, 1995 and 1994

         During November 1996, the Company loaned $200,000 to its former President. The loan is unsecured and bears interest at 8%. The note is due upon sale of the former President's Phoenix home. The Company may demand payment after December 31, 1997.

         The Company has a 5% ownership interest in a company which is providing research services to the Company per an agreement referred to in Note 4. The Company paid approximately $32,000 and granted a warrant for 10,000 shares of the Company's stock (as described in Note 10) for the ownership interest. This investment is included in deposits and other assets at December 31, 1996.

         The Company has a consulting agreement with a member of the Board of Directors. The agreement has a renewable one year term and the fee is negotiated each year. During each of 1996, 1995 and 1994, the Company paid the member $25,000 for services rendered under the agreement.


         The Company's CEO has a minority interest in royalties paid by the Company under a product license (see Note 4). The CEO has transferred to the Company his rights to any royalties under this agreement as long as he is a director or officer of the Company. The Company has received no royalties to date under this agreement.

12. Commitments

         The Company is obligated under non-cancelable operating lease agreements for its office, manufacturing and research facilities. Rent expense for the years ended December 31, 1996, 1995 and 1994 was $482,000, $131,000 and $124,000, respectively. The following is a schedule of future minimum lease payments for the years ending December 31 under non-cancelable lease agreements with original terms in excess of one year:

                                                   Leases
                                    ------------------------------------
                                      Capital     Operating      Total
                                      -------     ---------      -----
1997                                $   68,672   $1,083,243   $1,151,915
1998                                    68,672      580,765      649,437
1999                                    68,672       14,122       82,794
2000                                    47,264        5,301       52,565
Thereafter                                  --           --           --
                                    ----------   ----------   ----------
Total future minimum
lease payments                         253,280   $1,683,431   $1,936,711
                                                 ==========   ==========
Less amount representing interest       39,568
                                    ----------
Present value of minimum
lease payments                         213,712
Less current portion                    51,207
                                    ----------
Long-term portion                   $  162,505
                                    ==========

13. Litigation

         During 1996 certain lawsuits were filed in the United States District Court for the District of Arizona against the Company and certain officers and directors alleging violations of Section 10(b) of the Securities Exchange Act of 1934, and SEC Rule 10b-5 promulgated thereunder.

         Plaintiffs in these actions allege that correspondence received by the Company from the U.S. Food and Drug Administration (the "FDA") pertaining principally to the promotion of the Company's OrthoLogic 1000 Bone Growth Stimulator was material and undisclosed, leading to an artificially inflated stock price. Plaintiffs further allege that the Company's non-disclosure of the FDA correspondence and of the alleged practices referenced in that correspondence operated as a fraud against plaintiffs. Plaintiffs further allege that once the FDA letter became known, a material decline in the stock price of the Company occurred, causing damage to the plaintiffs.

         In addition, the Company has been served with a substantially similiar action filed in Arizona state court alleging state law causes of action grounded in the same set of facts.

         All plaintiffs seek class action status, unspecified compensatory damages, fees and costs. Plaintiffs also seek extraordinary, equitable and/or injunctive relief as permitted by law. Management believes that the allegations are without merit and will vigorously defend them.

                Notes To Consolidated Financial Statements, cont.
              For The Years Ended December 31, 1996, 1995 and 1994

         In addition to the foregoing, a shareholder derivative complaint alleging among other things, breach of fiduciary duty in connection with the conduct alleged in the aforesaid federal and state court class actions have also been filed in Arizona state court. By agreement between the parties, that action has been stayed pending a decision on defendant's forthcoming motion to dismiss those actions.

         The costs associated with defending these allegations and the potential outcome cannot be determined at this time and accordingly, no estimate for such costs has been included in these financial statements.

14. 401(k) Plan

         The Company adopted a 401(k) plan (the "Plan") for its employees on July 1, 1993. The Company may make matching contributions to the Plan on behalf of all Plan participants, the amount of which is determined by the Board of Directors. The Company did not make any matching contributions to the Plan in 1996, 1995 or 1994.

15. Subsequent Events

         On February 25, 1997 the Company declared a dividend distribution of one Preferred Stock Purchase Right (the "Rights") for each outstanding share of the Company's common stock, payable March 12, 1997 to holders of record on that date. The Rights will expire on March 11, 2007.

         Each Right will entitle shareholders to buy 1/100 of a share of Series A Preferred Stock at an exercise price of $25.00. Initially, no separate Rights certificates will be distributed; the Rights will trade with the Company's common stock and will not be exercisable until the earlier of 10 business days following the acquisition of 15% or more of the Company's common stock by a person or group or 15 business days following the commencement of a tender offer for 20% or more of the Company's common stock.

         At the discretion of the Board of Directors of the Company, the Rights can be redeemed at any time prior to the 10th day following the date the Rights become exercisable. If the Rights are not redeemed by the Board, and the Company is acquired, holders of the Rights (other than an "acquiring person") will be entitled to purchase additional shares of common stock of either the Company or the acquiring corporation (whichever survives) at one-half the market price.

         On March 3, 1997 and March 12, 1997 the Company acquired certain assets and assumed certain liabilities of Toronto Medical Corp. ("Toronto") and Danninger Medical Technology, Inc. ("DMTI") for approximately $4.0 million and $9.1 million in cash, respectively. Both acquisitions were accounted for as a purchase, however at the date of this report the purchase price allocation had not yet been determined and accordingly the amount of goodwill has not been computed. Toronto and DMTI develop, manufacture and market CPM devices on a national and international level.

         Management plans to restructure the operations related to these acquisitions during the second and third quarter of 1997 including, but not limited to, closing and/or relocating facilities and terminating or relocating certain employees. The Restructuring Plan will include the integration of these acquisitions. Once the estimated costs related to these activities are determined, they will be accrued and reflected as additional acquisition costs in the allocation of purchase price.


Independent Auditors' Report

To the Board of Directors and Stockholders of OrthoLogic Corp.:

         We have audited the accompanying consolidated balance sheets of OrthoLogic, Corp. and its subsidiary (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OrthoLogic Corp. and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.





Deloitte & Touche LLP


March 12, 1997
Phoenix, Arizona
                                       27