Form 10-K/A, Exhibit 13
period 1996-12-31
ORTHOLOGIC CORP
filed 1997-04-25
CIK 887151

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

                          Consolidated Balance Sheets

                                                                                                December 31,
                                                                                                ------------
                                                                                           1996             1995
                                                                                           ----             ----
ASSETS
CURRENT ASSETS:
        Cash and cash equivalents                                                     $  13,493,853    $   8,830,514
        Short-term investments (Note 6)                                                  35,306,989        9,149,360
        Accounts receivable, less allowance for doubtful
        accounts of $8,595,000 and $1,480,000                                            26,856,144        6,488,203
        Inventories, net (Note 7)                                                         6,551,382        1,829,865
        Prepaids and other current assets                                                 1,194,679          273,237
        Deferred taxes (Note 9)                                                           2,401,000             --
                                                                                      -------------    -------------
                Total current assets                                                     85,804,047       26,571,179
                                                                                      -------------    -------------
FURNITURE, RENTAL FLEET AND
EQUIPMENT, net (Note 8)                                                                   9,082,003          695,932
DEPOSITS AND OTHER ASSETS (Note 11)                                                          93,112           97,748
NOTE RECEIVABLE - Officer (Note 11)                                                         200,000          125,000
GOODWILL, net (Note 2)                                                                    7,757,981             --
DEALER INTANGIBLES, net (Note 3)                                                         10,088,559             --
                                                                                      -------------    -------------
TOTAL                                                                                 $ 113,025,702    $  27,489,859
                                                                                      =============    =============


                                                                                                 December 31,
                                                                                                 ------------
                                                                                            1996             1995
                                                                                            ----             ----
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
        Accounts payable                                                              $   2,041,943    $   1,053,323
        Accrued bonuses and compensation                                                  3,443,988        1,199,909
        Deferred credits                                                                  2,738,779             --
        Accrued royalties                                                                   556,495          333,213
        Accrued expenses                                                                  2,037,634          466,802
                                                                                      -------------    -------------
                Total current liabilities                                                10,818,839        3,053,247
                                                                                      -------------    -------------

DEFERRED RENT & CAPITAL LEASE                                                               279,929             --
COMMITMENTS (Notes 4, 11, 12)
STOCKHOLDERS' EQUITY
        Preferred  stock,  $.0005 par value; 2,000,000
        share authorized, none issued
        Common stock, $.0005 par value; 40,000,000
        shares authorized; 25,022,346 and 19,251,728
        shares issued                                                                        12,510            9,626
        Additional paid-in capital                                                      118,832,040       43,882,991
        Deficit                                                                         (16,917,616)     (19,456,005)
                                                                                      -------------    -------------
                Total stockholders' equity                                              101,926,934       24,436,612
                                                                                      -------------    -------------
TOTAL                                                                                 $ 113,025,702    $  27,489,859
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
                                                 ====  =====  ==========   ========   =============   =============   =============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     Consolidated Statements of Cash Flows

                                                                       Years Ended December 31,
                                                                1996             1995             1994
                                                                ----             ----             ----
OPERATING ACTIVITIES:
Net income (loss)                                         $  2,538,389    $ (1,351,645)   $ (4,471,547)
Adjustments to reconcile net income
        (loss) to net cash used in
        operating activities:
        Depreciation and amortization                        1,926,056         301,567         289,853
Change in operating assets and liabilities:
        Accounts receivable                                 (9,062,119)     (4,407,128)     (1,973,263)
        Inventories                                         (3,171,448)       (860,449)       (474,118)
        Prepaids and other current assets                     (819,623)        (97,969)         43,422
        Deposits and other assets                                4,636          (1,866)          5,567
        Accounts payable                                      (708,136)        582,228         366,657
        Accrued bonuses and compensation                        39,561          59,828         248,572
        Accrued royalties                                      223,282         220,043         108,681
        Accrued expenses                                     2,114,567         771,859         239,156
                                                          ------------    ------------    ------------
        Net cash used in operating activities               (6,914,835)     (4,783,532)     (5,617,020)
                                                          ------------    ------------    ------------


INVESTING ACTIVITIES:
Expenditures for furniture and
equipment, net                                              (1,389,309)       (133,818)       (699,190)
Intangibles from dealer transactions                       (10,752,116)           --              --
Officer note receivable, net                                   (75,000)           --              --
Purchase of Sutter Corporation, net of
cash acquired                                              (24,907,442)           --              --
(Purchase) sale of short-term investments                  (26,157,629)     (9,149,360)      6,523,432
                                                          ------------    ------------    ------------
        Net cash (used) provided in
        investing activities                               (63,281,496)     (9,283,178)      5,824,242
                                                          ------------    ------------    ------------

                                                                      Years Ended December 31,
                                                               1996            1995            1994
                                                               ----            ----            ----
FINANCING ACTIVITIES:
Payments under long-term debt and
capital lease obligations                                      (27,956)        (19,706)       (101,374)
Proceeds from issuance of common stock                      74,887,626      19,651,580         236,374
                                                          ------------    ------------    ------------
        Net cash provided by
        financing activities                                74,859,670      19,631,874         135,000
                                                          ------------    ------------    ------------
NET INCREASE IN CASH AND
CASH EQUIVALENTS                                             4,663,339       5,565,164         342,222
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR                                            8,830,514       3,265,350       2,923,128
                                                          ------------    ------------    ------------
CASH AND CASH EQUIVALENTS,
END OF YEAR                                               $ 13,493,853    $  8,830,514    $  3,265,350
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

Management has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that management believes will more likely than not be realized. The components of deferred income taxes at December 31 are as follows (in '000s):


                                                           1996           1995
                                                           ----           ----
Allowance for bad debts                                  $ 3,456        $   592
Other accruals and reserves                                  675             25
Valuation Allowance                                       (1,730)          (617)
                                                         -------        -------
Total current                                              2,401              0
                                                         -------        -------
Net operating loss carryforwards                           4,746          7,187
Difference in basis of fixed assets                         (606)          --
Nondeductible accruals and reserves                          441            197
Amortization of intangibles and other                        630             (2)
Valuation Allowance                                       (5,211)        (7,382)
                                                         -------        -------
Total noncurrent                                               0              0
                                                         -------        -------
Total deferred income taxes                              $ 2,401        $     0
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
                              ==========                 ==========

                Notes To Consolidated Financial Statements, cont.
              For The Years Ended December 31, 1996, 1995 and 1994

The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                 Options Outstanding                                       Options Exercisable
 ----------------------------------------------------------------------------------  --------------------------------------
     Range of     Number Outstanding            Weighted-Average   Weighted-Average  Number Exercisable    Weighted-Average
 Exercise Prices         at 12/31/96  Remaining Contractual Life     Exercise Price         at 12/31/96      Exercise Price
 ---------------         -----------  --------------------------     --------------         -----------      --------------
$ 0.16 -  $ 2.25             504,944                        5.46            $  1.84             274,193              $ 1.71
  2.44 -    4.78             511,400                        7.45               3.06              97,734                3.05
  6.50 -    6.50              16,000                       11.89               6.50                   0                   0
  6.78 -    6.78             550,000                        3.95               6.78             148,959                6.78
  7.31 -   17.88             927,300                        8.63              12.95              92,851               12.98
                           ---------                        ----            -------             -------              ------
$ 0.16 -  $17.88           2,509,644                        6.75            $  7.31             613,737              $ 4.83
                           ---------                        ----            -------             -------              ------


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