Form 10-K, Exhibit 13
period 1997-12-31
ORTHOLOGIC CORP
filed 1998-03-31
CIK 887151

ORTHOLOGIC
ANNUAL REPORT

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including projections of results of operations and financial condition, statements of future economic performance, and general or specific statements of future expectations and beliefs. The matters covered by such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from those contemplated or implied by such forward-looking statements. Important factors which may cause actual results to differ include, but are not limited to, the following matters, which are discussed in more detail in the Company's Form 10-K for the 1997 fiscal year:

The Company's lack of experience with respect to newly acquired technologies and products may reduce the Company's ability to exploit the opportunities offered by the acquisitions discussed in this report.

Potential   difficulties   in  integrating  the  operations  of  newly  acquired
businesses may impact negatively on the Company's ability to realize benefits from the acquisitions.

As discussed herein, the Company intends to pursue sales in international markets. The Company, however, has had little experience in such markets. Expanded efforts at pursuing new markets necessarily involves expenditures to develop such markets and there can be no assurance that the results of those efforts will be profitable.

There can be no assurance that the Company's estimates of the market opportunity are accurate, or that changes in that market will not cause the nature and extent of that market to deviate materially from the Company's expectations.

To the extent that the Company presently enjoys perceived technological advantages over competitors, technological innovation by present or future competitors may erode the Company's position in the market. To sustain long-term growth, the Company must develop and introduce new products and expand applications of existing products; however, there can be no assurance that the Company will be able to do so or that the market will accept any such new products or applications.

The Company operates in a highly regulated environment and cannot predict the actions of regulatory authorities. The action or non-action of regulatory authorities may impede the development and introduction of new products and new applications for existing products, and may have temporary or permanent effects on the Company's marketing of its existing or planned products.

There can be no assurance that the influence of managed care will continue to grow either in the United States or abroad, or that any such growth will result in greater acceptance or sales of the Company's products. In particular, there can be no assurance that existing or future decision makers and third party payors within the medical community will be receptive to the use of the Company's products or replace or supplement existing or future treatments. Moreover, the transition to managed care and the increasing consolidation underway in the managed care industry may concentrate economic power among buyers of the Company's products, which concentration could foreseeably adversely affect the price third party payors are willing to pay, and thus adversely affect the Company's margins.

Although the Company believes that existing litigation initiated against the Company is without merit and the Company intends to defend such litigation vigorously, an adverse outcome of such litigation could have a material adverse effect on the Company's business, financial condition and results of operations.

topic:

FINANCIAL REPORT


MANAGEMENT'S
DISCUSSION AND
ANALYSIS OF FINANCIAL
CONDITION AND
RESULTS OF
OPERATIONS.


GENERAL

OrthoLogic ("the Company") was founded in July 1987. Through August 1996, the Company was engaged primarily in the commercialization of the Company's proprietary BioLogic technology in order to develop products that stimulate the healing of bone fractures and spinal fusions. On August 30, 1996, OrthoLogic acquired Sutter Corporation (Sutter). Sutter develops, manufactures and markets orthopaedic rehabilitation products (primarily continuous passive motion (CPM) devices) and services. As discussed in Note 2 to the Company's consolidated financial statements, the Company completed two additional CPM related acquisitions in March 1997 and commenced the consolidation and integration of all of its facilities, operations and personnel. The manufacturing operations for the CPM product line were consolidated in Toronto, Canada, and the administrative and CPM service and repair operations were consolidated in Phoenix, Arizona. The Company reduced the number of facilities from six to two during the second and third quarters of 1997. The Company's product line includes bone growth stimulation and fracture fixation devices, CPM devices and related products and Hyalgan.

BONE GROWTH STIMULATION AND FRACTURE FIXATION DEVICES

In March 1994, the Company received approval of its Premarket Approval Application (PMA) from the U.S. Food and Drug Administration (the "FDA") and commenced marketing its OrthoLogic 1000 Bone Growth Stimulator for the treatment of nonunion fractures.

In 1993, the Company commenced clinical trials for the SpinaLogic 1000, an application of the BioLogic technology as an adjunct to spinal fusion surgery. Also, during 1993, the Company commenced sales of its first commercial product, the OrthoFrame External Fixator. Additionally, in cooperation with the Mayo Clinic in Rochester, Minnesota, the Company developed the OrthoFrame/Mayo Wrist Fixator and commenced sales of this product during the first quarter of 1994. The Orthopaedic Department of the Mayo Clinic provides ongoing clinical input on future product design enhancements. In the fourth quarter of 1995, the Company commenced an ongoing clinical trial of the SpinaLogic 1000 as a noninvasive treatment for a failed spinal fusion surgery.

Prior to the second quarter of 1996, the Company marketed its products primarily through a network of independent orthopaedic specialty dealers. During the second quarter of 1996, the Company commenced conversion of the primary marketing channel to a direct sales force. The Company paid approximately $10.8 million to former independent dealers for the return of territory rights, covenants-not-to-compete and the right to hire former independent dealer sales representatives as Company employees. During the third quarter of 1997, the Company determined the dealer intangible acquired in the transition to a direct sales force had been impaired. As part of a restructuring charge totaling $13.8 million, the Company recognized a $10.0 million write-off of the dealer intangible. At December 31, 1997 the bone growth stimulation and fracture fixation device direct sales force had approximately 65 sales representatives.

The Companys OrthoLogic 1000 is sold to patients upon receipt of a written prescription. The Company submits a bill to the patients insurance carrier (third party payor) for reimbursement. All bills for the OrthoLogic 1000 are submitted to third party payors at the products list price. The Company's OrthoFrame products are used in conjunction with surgical procedures and are sold to hospitals.

The Company recognizes revenue at the time of product shipment. OrthoFrame products are shipped based upon receipt of purchase orders from hospitals, which are billed at the time of shipment. Each OrthoLogic 1000 is shipped based upon receipt of a physicians prescription. Therefore, the Company operates with no backlog.

CONTINUOUS PASSIVE MOTION

The Company's CPM products are rented to patients in the home, hospital and outpatient surgical facilities. In addition to CPM rentals the Company also markets bracing and cryotherapy products.

The Company maintains a fleet of CPMs which are rented to patients upon receipt of a written prescription. The Company recognizes CPM revenue daily during the period of prescribed usage. A bill is sent to the patients insurance carrier (third party payor) for reimbursement. At December 31, 1997, the CPM direct sales force had approximately 100 sales representatives.

HYALGAN

The Company began marketing Hyalgan during July 1997 under a co-promotion agreement with Sanofi Pharmaceuticals, Inc. ("Sanofi"). The Company has the marketing rights for all orthopaedic surgeons in the United States. Hyalgan is used for relief of pain from osteoarthritis of the knee for those patients who have failed to respond adequately to conservative non pharmacological therapy and to simple analgesics, e.g. acetaminophen. The product is manufactured by Fidia S.p.A. and sold to Sanofi who in turn sells the product to a wholesale distributor. The Company recognizes fee revenue when the product is shipped from the distributor to the orthopaedic surgeon under a purchase order. The fee revenue is based upon the number of units sold at the wholesale acquisition cost less amounts for distribution costs, discounts, rebates, returns, product transfer price, overhead factor and a royalty factor. The Company's entire sales force markets Hyalgan.

OTHER

OrthoLogic reported a net loss of $17.7 million during 1997 with a deficit as of December 31, 1997, of $34.7 million.

As of December 31, 1997, the Company had approximately $17.4 million in net operating loss carryforwards for federal tax purposes. The Companys ability to utilize its net operating loss carryforwards may be subject to annual limitations in future years pursuant to the "change in ownership rules" under
Section 82 of the Internal Revenue Code of 1986, as amended, and are dependent on the Company's future profitability.

Future operating results will depend on numerous factors including, but not limited to, demand for the Company's products, the timing, cost and acceptance of product introductions and enhancements made by the Company or others, level of third party payment,

FINANCIALS.97               ORTHOLOGIC ANNUAL REPORT
14/15

alternate treatments which currently exist or may be introduced in the future, practice patterns, competitive conditions in the industry, general economic conditions and other factors influencing the orthopaedic market in the United States or other countries in which the Company operates or expands. In addition, efforts to reform the health care system and contain health care expenditures in the United States could adversely affect the Company's revenues and results of operations. Furthermore, the Company's medical devices are subject to regulation by the FDA, and the FDA has the power to affect the Company's sales and marketing of its devices. The Company cannot determine the effect such trends and regulations will have on its operations, if any.

RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

REVENUES. OrthoLogics revenue increased from $14.7 million in 1995 to $41.9 million in 1996, an increase of 185%. The increase in revenue is primarily attributable to higher sales levels of the OrthoLogic 1000 and four months of revenues from Sutter. Revenues increased 84% from $41.9 million in 1996 to $77.0 million in 1997. The increase in revenues is attributed to a full year of revenues from Sutter, the addition of Danninger and Toronto product lines in March 1997 and fee income for Hyalgan which started in July 1997. Sales of OrthoLogic 1000 declined in 1997 compared to 1996.

GROSS PROFIT. Gross profit increased from $11.6 million in 1995 to $33.6 million in 1996, an increase of 189%. Gross profit increased 75% from $33.6 million in 1996 to $58.7 million in 1997. Gross profit as a percentage of sales increased from 79.1% in 1995 to 80.2% in 1996. The gross profit percentage declined to 76.2% in 1997 primarily as a result of the recently acquired CPM operations which have a lower gross profit percentage than the Companys fracture healing products.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES. SG&A expenses increased 182% from $11.3 million in 1995 to $31.9 million in 1996 and increased 93% to $61.5 million in 1997. The increase from 1995 to 1996 is primarily due to the variable costs (commissions, bad debts and royalties) associated with the increased revenue. The fixed component of the SG&A also increased due to additional personnel at all levels for senior management, human resources, marketing, accounting and management information systems and other infrastructure required to support the growing revenue volume. The increase from 1996 to 1997 is primarily due to a full year of fixed costs and variable costs associated with the 1996 acquisition of Sutter and the acquisition of the CPM businesses of Toronto Medical Corp. ("Toronto") and Danninger Medical Technology Inc. ("DMTI") in the first quarter of 1997.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased from $2.1 million in 1995 to $2.2 million in 1996. Research and development expenses increased 7% from $2.2 million in 1996 to $2.3 million in 1997.

RESTRUCTURING AND OTHER CHARGES. During the third quarter of 1997, the Company restructured its sales, marketing and managed care groups. As a result of their restructuring and a second consecutive quarter of declining sales of the OrthoLogic 1000 in the third quarter of 1997, the Company determined that certain dealer intangibles acquired in the transition to a direct sales force had been impaired. The Company recorded a restructuring charge of $13.8 million in the third quarter, composed of a $10.0 million write-off of its dealer intangibles and $3.8 million in severance, facility closing and related costs.

NET INCOME (Loss). Net loss during 1997 is composed of an operating loss of $19 million offset by other income of $1.5 million, consisting primarily of interest income of $1.4 million. Net income during 1996 is composed of an operating loss of $485,000 which is offset by other income of $3.0 million, consisting predominantly of interest income of $2.8 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through the public and private sales of equity securities and product revenues. From inception through December 31, 1997, the Company had raised $119.4 million in net proceeds from equity financing.

At December 31, 1997, the Company had cash and cash equivalents of $7.8 million and short term investments of $4.6 million. Working capital decreased 40% from $75.0 million at December 31, 1996 to $44.9 million at December 31, 1997. This decrease is primarily the result of working capital used for the acquisitions of Toronto and DMTI. The net cash outlay was approximately $ 7.5 million for Toronto and $ 10.7 million for DMTI.

Subsequent to year end, the Company secured a $10.0 million accounts receivable revolving line of credit and a $2.5 million revolving term loan from a bank. The maximum amount, which may be borrowed under these facilities, in the aggregate, is $10.0 million (Note 15). The Company anticipates that its cash on hand and the funds available from this line of credit will be sufficient to meet the Company's presently projected cash and working capital requirements for the next 12 months. There can be no assurance, however, that this will prove to be the case. The timing and amounts of cash used will depend on many factors, including the Company's ability to continue to increase revenues, reduce or control its expenditures, become profitable and collect amounts due from third party payors. Additional funds may be required if the Company is not successful in any of these areas. The Companys ability to continue funding its planned operations beyond the next 12 months is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, or to obtain additional funds through equity or debt financing, or from other sources of financing, as may be required.

Net cash used by operations increased 44.6% from $4.8 million in 1995 to $6.9 million in 1996. This increase was primarily due to the increases in accounts receivable and inventory of $4.7 million and $2.3 million, respectively, offset by increases in net income and depreciation/amortization of $3.9 million and $1.6 million respectively. Net cash used by operations decreased 30.2% from $6.9 million in 1996 to $4.8 million in 1997. This decrease was primarily due to (1) a net loss of $17.7 million in 1997 as compared to a net profit of $2.5 million in 1996, which was offset by a restructuring charge of $13.8 million, and (2) a decrease in accrued liabilities of $2.8 million, which was offset by increases in accounts receivable, inventory and depreciation/amortization of $6.4 million, $1.6 million and $3.6 million, respectively.

As discussed in greater detail in Note 12 the Company has been named as a defendant in certain lawsuits. Management believes that the allegations are without merit and will vigorously defend them. No costs related to the potential outcome of these actions have been accrued.

Under the terms of the Hyalgan co-promotion agreement, the Company is obligated to pay a total of $4 million during the first eighteen months of the agreement payable at $1.0 million every six months. During the second quarter of 1997, the Company paid $1.0 million of the required payment under the co-promotion agreement for the right to market and promote Hyalgan.

The Company relocated to new corporate offices during the first quarter of 1998. The terms of the lease are for a ten-year period with an escalation of payments after five years. The Company is accounting for the lease as an operating lease.

YEAR 2000 COMPLIANCE

The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a 2 digit year is commonly referred to as the Year 2000 Compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information.

The Company has identified all significant applications that will require modification to ensure Year 2000 Compliance. Internal and external resources are being used to make the required modifications and test Year 2000 Compliance. The modification process of all significant applications is substantially complete. The Company plans on completing the testing process of all significant applications by December 31, 1998.

In addition, the Company has communicated with others with whom it does significant business to determine their Year 2000 Compliance readiness and the extent to which the Company is vulnerable to any third party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

The total cost to the Company of these Year 2000 Compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. These costs and the date on which the Company plans to complete the Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.

FINANCIALS.97                 ORTHOLOGIC ANNUAL REPORT
16/17

topic:

SELECTED FINANCIAL DATA

The selected financial data for each of the five years in the period ended December 31, 1997 are derived from audited financial statements of the Company. The selected financial data should be read in conjunction with the Financial Statements and related Notes thereto and other financial information appearing elsewhere herein and the discussion in "Management Discussion and Analysis of Financial Condition and Results of Operations." As discussed in Note 2 of the footnotes, the Company completed two acquisitions in March, 1997.

                                                                  Years Ended December 31,
STATEMENTS OF OPERATIONS DATA:                      1997       1996       1995        1994       1993
=======================================================================================================
                                                          (in thousands, except per share data)
Total revenues                                    $ 77,049   $ 41,884   $ 14,678   $  4,953   $    326
Total cost of revenues                              18,369      8,299      3,065      1,314        161

Operating expenses:
    Selling, general, and administrative            61,484     31,901     11,304      5,611      1,113
    Research and development                         2,320      2,169      2,132      2,787      2,769
    Restructuring and other charges [Note 1]        13,844         --         --         --         --
-------------------------------------------------------------------------------------------------------
Total operating expenses                            77,648     34,070     13,436      8,398      3,882
-------------------------------------------------------------------------------------------------------
Operating loss                                     (18,968)      (485)    (1,823)    (4,760)    (3,717)
Other income                                         1,466      3,023        471        288        393
Income taxes                                          (212)        --         --         --         --
-------------------------------------------------------------------------------------------------------
Net income (loss)                                 $(17,714)  $  2,538   $ (1,352)  $ (4,472)  $ (3,324)
=======================================================================================================

Net income (loss) per common share
    Basic [Note 1]                                    (.71)       .11       (.09)      (.33)      (.26)

Net income (loss) per common share
    Diluted [Note 1]                                  (.71)       .11       (.09)      (.33)      (.26)

Basic shares outstanding                            25,116     23,275     15,549     13,791     13,090
Equivalent shares and stock options                     --        869         --         --         --
-------------------------------------------------------------------------------------------------------
Diluted shares outstanding                          25,116     24,144     15,549     13,791     13,090
=======================================================================================================

(1) Net income was affected in 1997 by a one-time charge for restructuring and other costs, applicable to the impairment of dealer intangibles acquired in the transition to a direct sales force and expenses related to severance, facility closing and related costs. The effect on EPS from the restructuring and other changes is a loss of .55 cents per share.

                                                              Years Ended December 31,
BALANCE SHEET DATA:                                   1997      1996       1995       1994       1993
=======================================================================================================
                                                                      (in thousands)
Working capital                                    $ 44,859   $ 74,985   $ 23,518   $  4,968   $  9,553
Total assets                                        103,103    113,026     27,490      7,576     10,949
Long-term debt, less current maturities               1,631        280       --           --         20
Stockholders' equity                                 84,737    101,927     24,437      6,052     10,214

STOCKHOLDER INFORMATION

MARKET INFORMATION. The Company's Common Stock commenced trading on the Nasdaq National Market on January 28, 1993 under the symbol "OLGC." The bid price information [adjusted for a 2-for-1 stock split effected as a stock dividend in June 1996] included herein is derived from the Nasdaq Monthly Statistical Report, represents quotations by dealers, may not reflect applicable markups, markdowns or commissions and does not necessarily represent actual transactions.

                                  1997                            1996
                          High               Low           High             Low
================================================================================
First Quarter         $      7          $  4 1/2      $  13.656        $  7 1/8
Second Quarter          6 9/16             4 1/4         26 1/4           9 7/8
Third Quarter                7            4 9/16         16 3/8           7 1/8
Fourth Quarter          6 3/16             4 5/8         11 3/8           5 5/8


As of February 28, 1998, there were 25,274,290 shares outstanding of the Common Stock of the Company held by approximately 306 stockholders of record.

DIVIDENDS. The Company has never paid a cash dividend on its Common Stock. The Board of Directors currently anticipates that all the Company's earnings, if any, will by retained for use in its business and does not intend to pay any cash dividends on its Common Stock in the foreseeable future.

FINANCIALS.97               ORTHOLOGIC ANNUAL REPORT
18/19

topic:

CONSOLIDATED BALANCE SHEETS

                                                                                 December 31,
ASSETS                                                                      1997              1996
======================================================================================================
Current assets:
        Cash and cash equivalents                                       $   7,783,349    $  13,493,853
        Short-term investments [Note 5]                                     4,568,526       35,306,989
        Accounts receivable, less allowance for
           doubtful accounts of $11,370,524 and $8,595,000                 34,423,951       26,856,144
        Inventories, net [Note 6]                                          10,548,173        6,551,382
        Prepaids and other current assets                                   1,672,939        1,194,679
        Deferred income taxes [Note 8]                                      2,596,386        2,401,000
        ----------------------------------------------------------------------------------------------
                Total current assets                                       61,593,324       85,804,047
        ==============================================================================================

        Furniture, rental fleet & equipment, net [Note 7]                  11,459,035        9,082,003

Deposits and other assets [Note 10]                                           152,718           93,112
Note receivable - officer [Note 10]                                                --          200,000
Goodwill [Note 2]                                                          26,008,805        7,757,981
Intangibles, net [Notes 3 and 14]                                           3,888,889       10,088,559
------------------------------------------------------------------------------------------------------
                Total assets                                            $ 103,102,771    $ 113,025,702
        ==============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
======================================================================================================

Current liabilities:
        Accounts payable                                                $   2,896,056    $   2,041,943
        Loan payable - current portion                                        500,000               --
        Accrued compensation                                                3,844,359        3,443,988
        Deferred credits                                                    1,683,321        2,738,779
        Accrued royalties [Note 4]                                            447,380          556,495
        Accrued restructuring expenses [Note 3]                             2,408,476               --
        Obligations under co-promotion agreement [Note 14]                  2,000,000               --
        Accrued expenses                                                    2,955,010        2,037,634
        ----------------------------------------------------------------------------------------------
                Total current liabilities                                  16,734,602       10,818,839
        ----------------------------------------------------------------------------------------------

Deferred rent and capital leases                                              106,251          279,929
Loan payable - long term                                                      524,457               --
Obligations under co-promotion agreement [Note 14]                          1,000,000               --
------------------------------------------------------------------------------------------------------
        Total liabilities                                                  18,365,310       11,098,768
        ----------------------------------------------------------------------------------------------
        Commitments and contingencies [Notes 4,11,12 and 14]

STOCKHOLDERS' EQUITY [NOTE 9]
======================================================================================================
        Common Stock, $.0005 par value; 40,000,000 shares authorized;
           25,255,190 and 25,022,346 shares issued and outstanding             12,626           12,510
        Additional paid-in capital                                        119,413,210      118,832,040
        Deficit                                                           (34,688,375)     (16,917,616)
        ----------------------------------------------------------------------------------------------
                Total stockholders' equity                                 84,737,461      101,926,934
        ----------------------------------------------------------------------------------------------
                Total liabilities and stockholders' Equity              $ 103,102,771    $ 113,025,702
        ==============================================================================================

See notes to consolidated financial statements.

topic:

CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                        Years Ending December 31,
                                                                   1997            1996            1995
===========================================================================================================
REVENUES
        Net sales                                              $ 36,043,169    $ 31,031,451    $ 14,678,362
        Net rentals                                              37,362,446      10,852,788              --
        Fee revenue from co-promotion agreement [Note 14]         3,643,618              --              --
        ---------------------------------------------------------------------------------------------------
                Total revenues                                   77,049,233      41,884,239      14,678,362
        ---------------------------------------------------------------------------------------------------
COST OF REVENUES
        Cost of good sold                                        10,224,397       5,714,510       3,065,451
        Cost of rentals                                           8,144,806       2,584,530              --
        ---------------------------------------------------------------------------------------------------
                Total cost of revenues                           18,369,203       8,299,040       3,065,451
        ---------------------------------------------------------------------------------------------------
        GROSS PROFIT                                             58,680,030      33,585,199      11,612,911
OPERATING EXPENSES
        Selling, general and administrative                      61,484,418      31,900,966      11,303,624
        Research and development                                  2,319,640       2,169,090       2,132,441
        Restructuring and other charges [Note 3]                 13,843,591              --              --
        ---------------------------------------------------------------------------------------------------
                Total operating expenses                         77,647,649      34,070,056      13,436,065
        ---------------------------------------------------------------------------------------------------
        OPERATING LOSS                                          (18,967,619)       (484,857)     (1,823,154)
OTHER INCOME (EXPENSE)
        Grant/other revenue                                         147,263         182,658         214,704
        Interest income                                           1,384,133       2,840,588         305,243
        Interest expense                                            (65,884)             --         (48,438)
        ---------------------------------------------------------------------------------------------------
                Total other income                                1,465,512       3,023,246         471,509
        ---------------------------------------------------------------------------------------------------
        INCOME (LOSS) BEFORE TAXES                              (17,502,107)      2,538,389      (1,351,645)
        Provision for income taxes [Note 8]                        (211,560)             --              --
        ---------------------------------------------------------------------------------------------------
        NET INCOME (LOSS)                                      $(17,713,667)   $  2,538,389    $ (1,351,645)
        ===================================================================================================

        Net income (loss) per common share  basic              $       (.71)   $        .11    $       (.09)
        ===================================================================================================

        Net income (loss) per common share  diluted            $       (.71)   $        .11    $       (.09)
        ===================================================================================================

        Basic shares outstanding                                 25,116,164      23,274,763      15,548,856
        Equivalent shares and stock options                              --         869,000              --
        ---------------------------------------------------------------------------------------------------
        Diluted shares outstanding                               25,116,164      24,143,763      15,548,856
        ===================================================================================================

See notes to consolidated financial statements.

FINANCIALS.97               ORTHOLOGIC ANNUAL REPORT
20/21

topic:

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                             COMMON STOCK             ADDITIONAL
                                                      --------------------------       PAID IN
                                                        SHARES        AMOUNT           CAPITAL           DEFICIT          TOTAL
=================================================================================================================================
        Balance, January 1, 1995                      6,971,091    $     3,486    $  24,153,096    $ (18,104,360)   $   6,052,222
        Sale of common stock                          2,512,199          1,256       19,564,379               --       19,565,635
        Exercise of common options at
           prices ranging from $.325 to
           $5.75 per share                              141,300             70           85,875               --           85,945
        Stock option compensation                            --             --           84,455               --           84,455
        Exercise of common stock warrant                  1,274              1               (1)              --               --
        Net loss                                             --             --               --       (1,351,645)      (1,351,645)
        --------------------------------------------------------------------------------------------------------------------------
        Balance, December 31, 1995                    9,625,864          4,813       43,887,804      (19,456,005)      24,436,612
        Sale of common stock                          2,530,000          1,265       73,949,643               --       73,950,908
        Exercise of common options at
           prices ranging from $3.25 to
           $14.625 per share                            324,318            162          852,051               --          852,213
        Exercise of common stock warrant                 10,241              5               (5)              --               --
        Stock option compensation                            --             --           64,307               --           64,307
        Two for one stock split [Note 9]             12,490,423          6,245           (6,245)              --               --
        Exercise of common options at
           prices ranging from $1.844 to
           $7.313 per share                              41,500             20           84,485               --           84,505
        Net income                                           --             --               --        2,538,389        2,538,389
        --------------------------------------------------------------------------------------------------------------------------
        Balance, December 31, 1996                   22,022,346         12,510      118,832,040      (16,917,616)     101,926,934
        Exercise of common options at
           prices ranging from $.16 to
           $4.78 per share                              232,844            116          496,593               --          496,709
        Stock option compensation                            --             --           84,577               --           84,577
        Other                                                --             --               --          (57,092)         (57,092)
        Net loss                                             --             --               --      (17,713,667)     (17,713,667)
        --------------------------------------------------------------------------------------------------------------------------
        Balance, December 31, 1997                   25,255,190    $    12,626    $ 119,413,210    $ (34,688,375)   $  84,737,461
        ==========================================================================================================================

See notes to consolidated financial statements.

topic:

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                             Years Ending December 31,
                                                                                       1997            1996            1995
================================================================================================================================
OPERATING ACTIVITIES:
        Net income (loss)                                                          $(17,713,667)   $  2,538,389    $ (1,351,645)
        Adjustments to reconcile net income (loss)
                to net cash used in operating activities:
                Depreciation and amortization                                         5,510,251       1,926,056         301,567
                Restructuring and other charges                                      13,843,591              --              --
                Other                                                                  (438,504)             --              --
        Change in operating assets and liabilities:
                Accounts receivable                                                  (2,652,844)     (9,062,119)     (4,407,128)
                Inventories                                                          (1,494,096)     (3,171,448)       (860,449)
                Prepaids and other current assets                                      (570,073)       (819,623)        (97,969)
                Deposits and other assets                                                 2,068           4,636          (1,866)
                Accounts payable                                                       (871,546)       (708,136)        582,228
                Accrued and other current liabilities                                  (437,934)      2,377,410       1,051,730
        ------------------------------------------------------------------------------------------------------------------------
           Net cash used in operating activities                                     (4,822,754)     (6,914,835)     (4,783,532)
        ------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
        Expenditures for furniture and equipment, net                                (5,128,159)     (1,389,309)       (133,818)
        Intangibles from dealer transactions                                           (704,966)    (10,752,116)             --
        Officer note receivable, net                                                    200,000         (75,000)             --
        Acquisitions, net of cash acquired                                          (24,886,134)    (24,907,442)             --
        (Purchase) sale of short-term investments                                    30,738,463     (26,157,629)     (9,149,360)
        ------------------------------------------------------------------------------------------------------------------------
           Net cash (used) provided in investing activities                             219,204     (63,281,496)     (9,283,178)
        ------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
        Payments under long-term debt and capital lease obligations                    (233,756)        (27,956)        (19,706)
        Payments on loan payable                                                       (420,084)             --              --
        Payments under co-promotion agreement                                        (1,000,000)             --              --
        Net proceeds from stock options exercised                                       546,886         700,700              --
        Proceeds from issuance of common stock                                               --      74,186,926      19,651,580
        ------------------------------------------------------------------------------------------------------------------------
           Net cash (used in) provided by financing activities                       (1,106,954)     74,859,670      19,631,874
        ------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                 (5,710,504)      4,663,339       5,565,164
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                         13,493,853       8,830,514       3,265,350
--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                             $  7,783,349    $ 13,493,853    $  8,830,514
================================================================================================================================

        Supplemental schedule of non-cash investing and financing activities:
        Stock option compensation                                                  $     84,575    $     64,307    $     84,455

        The Company acquired a $4 million dollar intangible asset through an obligation for product distribution rights (Note 14)

        SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

        Cash paid during the year for interest                                     $     65,884    $          0    $     48,438

See notes to consolidated financial statements.

FINANCIALS.97               ORTHOLOGIC ANNUAL REPORT
22/23

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. OrthoLogic Corp. (formerly IatroMed, Inc.) was incorporated on July 30, 1987 (date of inception) and commenced operations in September 1987. On August 30, 1996 OrthoLogic Corp. acquired all of the outstanding capital stock of Sutter Corporation ("Sutter") which became a wholly-owned subsidiary of OrthoLogic (collectively the "Company or "OrthoLogic"). On March 3, 1997 and March 12, 1997, the Company acquired certain assets and assumed certain liabilities of Toronto Medical Corp. (Toronto) and Danninger Medical Technology, Inc. (DMTI). Concurrent with the acquisition of Toronto the Company formed a wholly-owned Canadian subsidiary, now known as OrthoLogic Canada Ltd. The Company's continuous passive motion ("CPM") manufacturing and international sales are conducted through this subsidiary.

DESCRIPTION OF THE BUSINESS. OrthoLogic develops, manufactures and markets proprietary, technologically advanced orthopaedic products and packaged services for the orthopaedic health care market including bone growth stimulation, CPM devices and ancillary orthopaedic recovery products primarily in the United States. OrthoLogics products are designed to enhance the healing of diseased, damaged, degenerated or recently repaired musculoskeletal tissue. The Company's products focus on improving the clinical outcomes and cost-effectiveness of orthopaedic procedures that are characterized by compromised healing, high-cost, potential for complication and long recuperation time. In June 1997, the Company further extended its product line by entering into a co-promotion agreement (the "Co-Promotion Agreement") with Sanofi Pharmaceuticals, Inc. of New York (Note
14). The Co-Promotion Agreement allows the Company to market Hyalgan (sodium hyaluronate) to orthopaedic surgeons in the United States for the relief of pain from osteoarthritis of the knee. The Company commenced marketing of Hyalgan in July 1997.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of OrthoLogic Corp. since its inception, Sutter since its acquisition on August 30, 1996 and OrthoLogic Canada Ltd. since March 3, 1997. All material intercompany accounts and transactions have been eliminated.

The following briefly describes the significant accounting policies used in the preparation of the financial statements of the Company:

A. Inventories are stated at the lower of cost (first in, first out method) or market.

B. Furniture, rental fleet, and equipment are stated at cost or, in the case of leased assets under capital leases, at the present value of future lease payments at inception of the lease. Depreciation is calculated on a straight-line basis over the estimated useful lives of the various assets, which range from three to seven years. Leasehold improvements and leased assets under capital leases are amortized over the life of the asset or the period of the respective lease using the straight-line method, whichever is the shortest.

C. Grant revenue is recorded as earned in accordance with the terms of the grant contracts.

D. Research and development represent both costs incurred internally for research and development activities, as well as costs incurred by the Company to fund the activities of the various research groups which the Company has contracted. All research and development costs are expensed when incurred.

E. Cash and cash equivalents consists of cash on hand and cash deposited with financial institutions, including money market accounts, and commercial paper purchased with an original maturity of three months or less.

F. Income (loss) per weighted average number of common and common equivalent shares outstanding is computed on the weighted average number of common or common and common equivalent shares outstanding during each year. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities and includes shares issuable upon exercise of stock options when dilutive.

G. Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

H. Intangible assets - Goodwill from the acquisition of Sutter, Toronto and DMTI is capitalized and amortized on a straight-line basis over the estimated useful life of the related asset (15-20 years). The intangible relating to the product distribution rights for Hyalgan acquired in the co-promotion agreement is being amortized over 15 years.

I. Long-lived assets - In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, the Company reviews the carrying values of its long-lived assets and identifiable intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets to be held and used may not be recoverable.

J. Stock based compensation - The Company accounts for its stock based compensation plan based on Accounting Principles Board ("APB") Opinion No. 25. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. The Company has determined that it will not change to the fair value method and will continue to use APB Opinion No. 25 for measurement and recognition of employee stock based transactions (Note 9).

K. Use of estimates - The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

L. New accounting pronouncements - In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", effective for both interim and annual periods ending after December 15, 1997. This statement specifies the computation, presentation and disclosure of earnings per share for entities with publicly held common stock or potential common stock. The Company adopted this SFAS in 1997.

The Financial Accounting Standards Board recently issued SFAS No. 130 on "Reporting Comprehensive Income" and SFAS No. 131 on "Disclosures about Segments of an Enterprise and Related Information." The "Reporting Comprehensive Income" standard is effective for fiscal years beginning after December 15, 1997. The standard changes the reporting of certain items currently reported in the stockholders' equity section of the balance sheet. The Company is currently evaluating what impact this standard will have on the Companys financial statements. The "Disclosures about Segments on an Enterprise and Related Information" standard is effective for fiscal years beginning after December 15, 1997. This standard requires that public companies report certain information about operating segments in their financial statements. It also establishes related disclosures about products and services, geographic areas, and major customers. The Company is currently evaluating what impact this standard will have on its disclosures.

2. ACQUISITIONS

On March 3, 1997 and March 12, 1997, the Company acquired certain assets and assumed certain liabilities of Toronto Medical Corp. ("Toronto") and Danniger Medical Technology, Inc. ("DMTI"). After paying certain of the assumed liabilities, the net cash outlay was approximately $7.5 million for Toronto and $10.7 million for DMTI. Both acquisitions were accounted for as purchases under the purchase method of accounting which resulted in goodwill of $4.5 million for Toronto and $9.5 million for DMTI. The goodwill is being amortized over 20 years. On August 30, 1996, OrthoLogic acquired all of the outstanding capital stock of Sutter for $24.5 million in cash and assumption of $11.7 million of liabilities. The acquisition was accounted for as a purchase, resulting in goodwill of $13.2 million which is being amortized over 15 years. The Company has substantially completed its integration of operations related to these acquisitions. The following unaudited pro forma summary combines the consolidated results of operations of OrthoLogic, Toronto and DMTI as if the acquisitions had occurred January 1, 1997, and the operation of OrthoLogic and Sutter as if the acquisition had occurred January 1, 1996, after giving effect to certain adjustments including amortization of

FINANCIALS.97               ORTHOLOGIC ANNUAL REPORT
24/25

goodwill, interest income and income taxes. This pro forma summary is not necessarily indicative of the results of operations that would have occurred if OrthoLogic, Sutter, Toronto, and DMTI had been combined during such periods. Moreover, the pro forma summary is not intended to be, and may not be, indicative of the results of operations to be attained in the future.

                                                        Year Ended  December 31,
                                                            1997           1996
================================================================================
                                           (in thousands, except per share data)

Net revenues                                            $ 80,332       $ 65,623
Income (loss) from continuing operations                 (17,725)        (1,487)
Net income (loss) per common share                      $   (.71)      $   (.06)

Net cash paid, assets acquired and debt assumed for 1997 acquisitions are shown in the table below:

                                                       (in thousands)
                                                            1997
================================================================================
Receivables                                               $  4,889
Inventories                                                  2,574
Fixed assets                                                 1,629
Intangibles                                                 13,987
Other assets                                                 1,005
Debt and other liabilities assumed                          (6,015)
--------------------------------------------------------------------------------
Net cash paid                                             $ 18,069
================================================================================

3. RESTRUCTURING AND OTHER CHARGES

During the third quarter of 1997, the Company restructured its sales, marketing and managed care groups. As a result of their restructuring and a second consecutive quarter of declining sales of the OrthoLogic 1000 bone growth stimulator, the Company determined that certain dealer intangibles acquired in the transition to a direct sales force in 1996 have been impaired. The Company recorded a restructuring charge of $13.8 million in the third quarter, composed of a $10.0 million write-off of its dealer intangibles, $2.3 million in severance, $1.2 million in facility closing and $300,000 of related costs.

The remaining balance on December 31, 1997 of the restructuring reserve totaled $2.4 million remaining for severance, facility closings and related costs. The Company anticipates the remaining balance will be paid during 1998 using available cash on hand.

4.  RESEARCH, PRODUCT DEVELOPMENT AND LICENSE AGREEMENTS

The Company has entered into several research contracts, product development agreements and license agreements. These agreements relate to products being sold, products currently under development and ongoing scientific results.

Future commitments related to these agreements are summarized as follows:

Year Ended  December 31,                                                 Amount
================================================================================
1998                                                                    $795,333
1999 and thereafter                                                           --
--------------------------------------------------------------------------------
Total                                                                   $795,333
================================================================================

In addition, the Company has committed to pay royalties on the sale of products or components of products developed under certain of these agreements. The royalty percentages vary but generally range from 7% to 0.5% of the sales amount for licensed products. The royalty percentage under the different agreements decreases when either a certain sales dollar amount is reached or royalty amount is paid. Royalty expense under these totaled $360,110, $621,597 and $414,408 in 1997, 1996 and 1995 respectively.

5. INVESTMENTS

The Company has implemented Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1997, marketable securities were comprised of corporate debt securities and direct obligations of the United States Government and its agencies and were managed as part of the Companys cash management program and were classified as held-to-maturity securities. All such securities were purchased with original maturities less than one year. Such classification requires these securities to be reported at amortized cost.

A summary of the fair market value and unrealized gains and losses on these securities is as follows:


                                                        Year Ended  December 31,
                                                         1997               1996
================================================================================
Amortized cost                                    $ 4,568,526       $35,306,989
Gross unrealized gains                                 11,250            48,912
Gross unrealized losses                               (73,947)          (13,117)
--------------------------------------------------------------------------------
Fair value                                        $ 4,505,829       $35,342,784
================================================================================

6. INVENTORIES

Inventories consisted of the following:
                                                         Year Ended December 31,
                                                          1997              1996
================================================================================
Raw materials                                     $  5,812,861     $  4,646,620
Work-in-progress                                     3,463,197          127,514
Finished goods                                       1,633,753        2,037,850
--------------------------------------------------------------------------------
                                                    10,909,811        6,811,984
Less allowance for obsolescence                       (361,638)        (260,602)
--------------------------------------------------------------------------------
Total                                             $ 10,548,173     $  6,551,382
================================================================================

7. FURNITURE, RENTAL FLEET AND EQUIPMENT

Furniture, rental fleet and equipment consisted of the following:

                                                                    December 31,
                                                      1997                 1996
================================================================================
Rental fleet                                  $ 10,843,842         $  7,366,886
Machinery and
equipment                                        2,007,544            1,738,572
Computer equipment                               2,332,979            1,070,534
Furniture and fixtures                           1,021,956              825,894
Leasehold and
improvements                                       186,431              362,409
--------------------------------------------------------------------------------
                                                16,392,752           11,364,295
Less accumulated
   depreciation and
   amortization                                 (4,933,717)          (2,282,292)
--------------------------------------------------------------------------------
Total                                         $ 11,459,035         $  9,082,003
================================================================================

8. INCOME TAXES

At December 31, 1997, the Company has incurred approximately $17.4 million in net operating loss carryforwards expiring from 2002 through 2012 for federal income tax purposes. Stock issuances, as discussed in Note 9, may cause a change in ownership under the provisions of Internal Revenue Code Section 382; accordingly, the utilization of the Company's net operating loss carryforwards may be subject to annual limitations.

FINANCIALS.97               ORTHOLOGIC ANNUAL REPORT
26/27


Management has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that management believes will more likely than not be realized. The components of deferred income taxes at December 31 are as follows (in thousands):

                                                            1997           1996
================================================================================
Allowance for bad debts                                 $  4,560       $  4,005
Other accruals and reserves                                  672             46
Valuation allowance                                       (2,636)        (1,650)
--------------------------------------------------------------------------------
Total current                                              2,596          2,401
--------------------------------------------------------------------------------
Net operating loss carrryforwards                          6,971          5,515
Difference in basis of fixed assets                         (978)          (835)
Nondeductible accruals and reserves                          340            441
Amortization of intangibles and other                      2,075          1,505
Difference in basis of dealer intangible                   4,198             --
Valuation allowance                                      (12,606)        (6,626)
--------------------------------------------------------------------------------
Total noncurrant                                              --             --
--------------------------------------------------------------------------------
Total deferred income taxes                             $  2,596       $  2,401
================================================================================

A reconciliation of the difference between the provision for income taxes and income taxes at the statutory U.S. federal income tax rate is as follows for the years ended December 31.

Income taxes at statutory rate                         $(5,950)         $   863
Net operating losses used                                   --             (930)
State income taxes                                      (1,024)             200
Change in valuation allowance                            6,558               --
Other                                                      628             (133)
--------------------------------------------------------------------------------
Net provision                                          $   212          $    --
================================================================================

Prior to 1996, the Company had experienced net operating losses for all years; therefore, there was no provision for 1995.

9. STOCKHOLDERS EQUITY

In October 1987, the stockholders adopted a Stock Option Plan (the "1987 Option Plan") which was amended in September 1996, and approved by shareholders in May 1997, to increase the number of common shares reserved for issuance under the 1987 Option Plan to 4,160,000 shares. This plan expired during October 1997. In May 1997, the Stockholders adopted a new Stock Option Plan (the "1997 Option Plan") which replaced the 1987 Option Plan. The 1997 Option Plan reserved for issuance 1,040,000 shares of common stock. Two types of options may be granted under the 1997 Option Plan: options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code ("Code") and other options not specifically authorized or qualified for favorable income tax treatment by the Code. All eligible employees may receive more than one type of option. Any director or consultant who is not an employee of the Company shall be eligible to receive only nonqualified stock options under the 1997 Option Plan.

In October 1989, the Board of Directors (the "Board") approved that in the event of a takeover or merger of the Company in which 100% of the equity of the company is purchased, 75% of all unvested employee options will vest, with the balance vesting equally over the ensuing 12 months, or according to the individual's vesting schedule, whichever is earlier. If an employee or holder of stock options is terminated as a result of or subsequent to the acquisition, 100% of that individuals stock options will vest immediately upon employment termination. These provisions are also included in the 1997 Option Plan.

Options are granted at prices which are equal to the current fair value of the Company's common stock at the date of grant. The vesting period is generally related to length of employment and all vested options lapse upon termination of employment if not exercised within a 90-day period (or one year after death or disability or the date of termination if terminated for cause).

A summary of the status of the option plans as of December 31, 1997, 1996, and 1995, and changes during the years then ended is presented below:

                                                 1997                        1996                         1995
                                                                   WEIGHTED-                  WEIGHTED-                   WEIGHTED-
                                                                     AVERAGE                    AVERAGE                     AVERAGE
                                                    SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE     SHARES   EXERCISE PRICE
===================================================================================================================================
Fixed options outstanding at beginning of year   $ 2,509,644    $    7.31   $ 2,356,034    $     3.33    $ 1,654,034    $   1.61
Granted                                            1,132,150         5.54       903,746         13.15      1,112,600        5.04
Exercised                                           (232,844)        2.37      (690,136)         1.60       (282,600)        .30
Forfeited                                           (873,500)        9.59       (60,000)         6.23       (128,000)       2.42
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                         2,535,450    $    6.07     2,509,644    $     7.31      2,356,034    $   3.33
===================================================================================================================================
Options exercisable at year-end                    1,072,975                    613,737                      774,220
===================================================================================================================================
Weighted-average fair value of
options granted during the year                  $      3.02                $      7.50                   $     2.87
===================================================================================================================================

The following table summarizes information about fixed stock options outstanding at December 31, 1997:



OPTIONS OUTSTANDING

===================================================================================================================================
                                                             WEIGHTED-
                                       NUMBER                  AVERAGE          WEIGHTED-              NUMBER           WEIGHTED-
                 RANGE OF      OUTSTANDING AT                REMAINING            AVERAGE      EXERCISABLE AT             AVERAGE
          EXERCISE PRICES            12/31/97         CONTRACTUAL LIFE     EXERCISE PRICE            12/31/97      EXERCISE PRICE
        ===========================================================================================================================
        $       1.84-2.63             513,900               4.86          $       2.28               324,983        $       2.18
                2.88-5.37             582,950               6.35                  4.88               300,536                4.79
                5.50-6.56             585,700               5.01                  5.87                39,097                6.12
                6.78-7.75             528,200               3.13                  6.86               270,992                6.83
               8.75-17.38             324,700               5.92                 13.28               137,367               14.34
        ---------------------------------------------------------------------------------------------------------------------------
        $      1.84-17.38           2,535,450               5.01          $       6.07             1,072,975        $       5.79
        ===========================================================================================================================

FINANCIALS.97               ORTHOLOGIC ANNUAL REPORT
28/29


The Company applies APB Opinion No. 25 and related interpretations in accounting for its option plans. Accordingly, no compensation cost has been recognized for its option plans. Had compensation cost been computed based on the fair value of awards on the date of grant, utilizing the Black-Scholes option-pricing model, consistent with the method stipulated by SFAS No. 123, the Companys net earnings and earnings per share for the years ended December 31, 1997 and 1996 would have been reduced to the pro forma amounts indicated below, followed by the model assumptions used:

                                                                        1997                1996
======================================================================================================
Net income (loss):
        As reported (in thousands)                                $       (17,714)       $       2,538
        Pro forma (in thousands)                                  $       (20,371)       $         679
Net income (loss) per weighted average number of common and
common equivalent shares outstanding:
        As reported                                               $          (.71)       $        0.11
        Pro forma                                                 $          (.81)       $        0.03
Black-Scholes model assumptions:
        Risk-free                                                            6.00%                6.00%
        Expected volatility                                                    .6                   .6
        Expected term                                                     5 Years              5 Years
        Dividend yield                                                          0%                   0%

At December 31, 1997, options for 1,072,975 shares of common stock were exercisable. The options generally expire five or ten years from the date of grant.

At the closing of the Company's IPO on January 28, 1993 all convertible Series D Preferred Stock, totaling 4,173,002 shares, was converted into an equal amount of common stock. At December 31, 1997, there were 2,000,000 shares of preferred stock authorized and none were issued and outstanding.

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

In 1993, the Company issued a warrant to purchase 20,000 shares of common stock, at an exercise price of $1.813 per share, to another company for an ownership interest of that company (see Note 10). This warrant expires in August 1998.

On February 28, 1995, the Company issued 1,000,000 shares of common stock upon the closing of a private placement of its common stock. Gross proceeds to the Company were $2 million. Net proceeds to the Company after deducting costs of the offering were approximately $1.9 million. The holders of such shares of common stock exercised their right to require the Company to register the shares under the Securities Act, and the Company so registered the shares prior to March 1996.

In 1996, the Company issued a warrant to purchase 5,000 shares of common stock, at an exercise price of $2.41 per share, to a consultant as partial payment for services. This warrant expires in March 2001.

On October 31, 1995 and November 6, 1995 the Company issued a total of 4,024,398 shares of common stock upon the closing of a public offering of its common stock. Gross proceeds to the Company were $19.1 million. Net proceeds to the Company after deducting costs of the offering were approximately $17.6 million.

On April 30, 1996, the Company issued 5,060,000 shares of common stock upon the closing of a public offering of its common stock. Gross proceeds to the Company were $78.4 million. The net proceeds to the Company after deducting costs of the offering were approximately $74.0 million. The common stock was sold at $15.50 per share. During the first quarter of 1996 the Company amended it Articles of Incorporation to authorize 40,000,000 shares of common stock, $.0005 par value. In addition, the Board of Directors approved a 2-for-1 stock split in the form of a 100% common share dividend which was paid on June 25, 1996, to stockholders of record as of June 4, 1996. The accompanying financial statements and footnotes have been restated to give effect to the split.

10.  Related parties

During June 1992, the Company loaned $125,000 to its CEO. The note plus accrued interest was paid during 1996. During November 1996, the Company loaned $200,000 to its former President. This note plus accrued interest was paid during 1997.

The Company has a 5% ownership interest in a company which is providing research services to the Company. The Company paid approximately $32,000 and granted a warrant for 10,000 shares of the Companys stock for the ownership interest. This investment is included in deposits and other assets at December 31, 1997.

The Company's former CEO has a minority interest in royalties paid by the Company under a product license. The former CEO has transferred to the Company his rights to any royalties under this agreement as long as he is a director or officer of the Company. The Company has received no royalties to date under this agreement.

11.  COMMITMENTS

The Company is obligated under non-cancelable operating lease agreements for its office, manufacturing and research facilities. Rent expense for the years ended December 31, 1997, 1996 and 1995 was $594,420, $482,000 and $131,000.

The following is a schedule of future minimum lease payments for the years ending December 31 under non-cancelable lease agreements with original terms in excess of one year.

                                1998          1999          2000         2001         2002    AFTER 2002         TOTAL
======================================================================================================================
Office/manufacturing      $  146,817   $ 1,006,412   $   985,003   $  937,740   $  937,740   $ 6,251,555   $10,265,267
Computer capital leases      135,079       113,263        52,223           --           --            --       300,565
Depots                       324,383        91,401        26,390           --           --            --       442,174
----------------------------------------------------------------------------------------------------------------------
Total                     $  606,279   $ 1,211,076   $ 1,063,616   $  937,740   $  937,740   $ 6,251,555   $11,008,006
======================================================================================================================

FINANCIALS.97               ORTHOLOGIC ANNUAL REPORT
30/31


12. LITIGATION

During 1996 certain lawsuits were filed in the United States District Court for the District of Arizona against the Company and certain officers and directors alleging violations of Section 10(b) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder.

Plaintiffs in these actions allege that correspondence received by the Company from the U.S. Food and Drug Administration (the "FDA") pertaining principally to the promotion of the Companys OrthoLogic 1000 Bone Growth Stimulator was material and undisclosed, leading to an artificially inflated stock price. Plaintiffs further alleged practices referenced in that correspondence operated as a fraud against plaintiffs. Plaintiffs further allege that once the FDA letter became known, a material decline in the stock price of the Company occurred, causing damage to the plaintiffs.

All plaintiffs seek class action status, unspecified compensatory damages, fees and costs. Plaintiffs also seek extraordinary, equitable and/or injunctive relief as permitted by law. The actions were consolidated for all purposes in the United States District Court for the District of Arizona and lead plaintiffs and counsel were appointed. The Company and its officers and directors moved to dismiss the consolidated amended complaint for failure to state a claim. The Court dismissed the consolidated amended complaint in its entirety against the Company and its officers and directors but gave plaintiffs leave to amend all claims to cure all deficiencies. If any claim deficiencies are not cured, that claim will be dismissed with prejudice as against the Company and its officers and directors.

In addition, the Company has been served with a substantially similar action filed in Arizona state court alleging state law causes of action grounded in the same set of facts. By agreement between the parties this action has been stayed while the federal actions proceed.

In addition to the foregoing, a shareholder derivative complaint alleging, among other things, breach of fiduciary duty in connection with the conduct alleged in the aforesaid federal and state court class actions have also been filed in Arizona state court. By agreement between the parties, that action has been stayed pending a decision on defendants forthcoming motion to dismiss those actions.

In March 1998, the former owner of the CPM assets acquired in the DMTI acquisition filed a lawsuit in the Court of Common Pleas in Franklin County, Ohio against the Company. The plaintiff alleges that the Company breached the acquisition agreement by not satisfying certain liabilities it assumed in the acquisition and that the Company breached an ancillary agreement for the temporary provision of services following the acquisition. Plaintiff has also demanded from the Court of Common Pleas a declaration that the Company is not entitled to cash escrowed in the acquisition. The Company had previously requested delivery to it of the escrowed cash and demanded indemnification for this plaintiff's breaches of representations and warranties in the acquisition agreement. The costs associated with defending these allegations and the potential outcome cannot be determined at this time and accordingly, no estimate for such costs have been included in these financial statements.

Management believes that the allegations are without merit and will vigorously defend them.

At December 31, 1997, the Company is involved in various other legal proceedings that arose in the ordinary course of business. In managements opinion, the ultimate resolution of these other legal proceedings will not have a material effect on the financial position, results of operations, or cash flow of the Company.

13.  401(K) PLAN

The Company adopted a 401(k) plan (the "Plan") for its employees on July 1, 1993. The company may make matching contributions to the Plan on behalf of all Plan participants, the amount of which is determined by the Board of Directors. The Company did not make any matching contributions to the Plan in 1997, 1996 and 1995.

14.  CO-PROMOTION AGREEMENT

The Company entered into an exclusive co-promotion agreement ("the agreement") with Sanofi Pharmaceuticals Inc. ("Sanofi") on June 23, 1997 for the purpose of marketing

Hyalgan, a hyaluronic acid sodium salt, to orthopaedic surgeons in the United States for the treatment of pain in patients with osteoarthritis of the knee. The initial term of the agreement ends on December 31, 2002. Upon the expiration of the initial term, Sanofi may terminate the agreement, extend the agreement for an additional one year period, or enter into a revised agreement with the Company. Upon termination of the agreement, Sanofi must pay the Company the amount equal to 50% of the gross compensation paid to the Company, pursuant to the agreement, for the immediately preceding year.

The Company is paid a commission which is based upon the number of units sold at the wholesale acquisition cost less amounts for distribution costs, discounts, rebates and returns. In addition, the Company is obligated: to use its best efforts to market and promote Hyalgan; to pay Sanofi a royalty of 10% of the net selling price, as defined; and to pay the manufacturer of Hyalgan a product transfer price and a pro-rata portion of a 10% royalty on combined annual net sales of Hyalgan by Sanofi and the Company in excess of $30 million. In addition, the Company is obligated to pay a total of $4.0 million during the first eighteen months of the agreements. During 1997, the Company paid $1.0 million of this amount. The Company has recorded the remaining $3.0 million as a liability in its financial statements.

The Company's sales force began to promote Hyalgan in the third quarter of 1997. Fee revenue of $3.6 million was recognized during 1997.

15. SUBSEQUENT EVENTS

The Company announced in January 1998 that it has acquired a minority equity interest in a biotech firm, Chrysalis BioTechnology, Inc., for $750,000. As part of the transaction, the Company has been awarded a nine-month world-wide exclusive option to license the orthopaedic applications of Chrysalin, a patented 23-amino acid peptide that has shown promise in accelerating the healing process. Chrysalis is currently developing the technology to stimulate the skin-wound healing process and has completed an extensive pre-clinical safety and efficiency profile for the product. In pre-clinical animal studies, Chrysalin was also shown to double the rate of fracture healing with a single injection into the fresh fracture gap. The Company's agreement with Chrysalis contains provisions for the Company to continue and expand its option to license Chrysalin contingent upon regulatory approvals, successful pre-clinical trials, and certain trials and certain milestone payments to Chrysalis by the Company. The cost of performing the pre-clinical and clinical trials will be funded by the Company. The Company will pursue commercialization of Chrysalin, initially seeking Food and Drug Administration approval for the human clinical trials for the fracture-healing indication. The Company projects that Chrysalin could receive all the necessary FDA approvals and be introduced in the market during 2000. There can be no assurance, however, that clinical trials will result in favorable data or that FDA approvals, if sought, will be obtained.

Subsequent to year end, the Company secured a $10.0 million accounts receivable revolving line of credit and a $2.5 million revolving term loan from a bank. The maximum, which may be borrowed under these facilities, in the aggregate, is $10.0 million. The Company may borrow up to 80% of the eligible accounts receivable under the accounts receivable revolving line of credit and 50% of the net book value of CPM rental fleet under the revolving term loan. The accounts receivable revolving line of credit matures on May 1, 1999, and the revolving term loan matures on May 1, 2000. Interest is payable monthly on the accounts receivable revolving line of credit and amortized principal and interest are due monthly on the revolving term loan. The interest rate is prime plus .20% for the accounts receivable line of credit and prime plus .45% for the revolving term loan. The rates will be reduced based upon the Companys achievement of defined future financial performance. In addition, there are certain financial covenants and reporting requirements associated with the loans. In connection with these loans the Company issued a warrant to purchase 10,000 shares of common stock at a price equal to the average fair market value for five days prior to closing of the loans.

FINANCIALS.97               ORTHOLOGIC ANNUAL REPORT
32

topic:

INDEPENDENT AUDITOR'S REPORT




BOARD OF DIRECTORS AND STOCKHOLDERS
OrthoLogic Corp.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of OrthoLogic Corp. and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Phoenix, Arizona

January 29,1998