Form 10-K, Exhibit 13
period 1998-12-31
ORTHOLOGIC CORP
filed 1999-04-01
CIK 887151

EXHIBIT 13.1

               PORTIONS OF THE 1998 ANNUAL REPORT TO STOCKHOLDERS

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including projections of results of operations and financial condition, statements of future economic performance, and general or specific statements of future expectations and beliefs. The matters covered by such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from those contemplated or implied by such forward-looking statements. Important factors which may cause actual results to differ include, but are not limited to, the following matters, which are discussed in more detail in the Company's Form 10-K for the 1998 fiscal year:

The Company's lack of experience with respect to newly acquired technologies and products may reduce the Company's ability to exploit the opportunities offered by the acquisitions discussed in this report. Potential difficulties in integrating the operations of newly acquired businesses may impact negatively on the Company's ability to realize benefits from the acquisitions. As discussed herein, the Company intends to pursue sales in international markets. The Company, however, has had little experience in such markets. Expanded efforts at pursuing new markets necessarily involves expenditures to develop such markets and there can be no assurance that the results of those efforts will be profitable. There can be no assurance that the Company's estimates of the market opportunity are accurate, or that changes in that market will not cause the nature and extent of that market to deviate materially from the Company's expectations. To the extent that the Company presently enjoys perceived technological advantages over competitors, technological innovation by present or future competitors may erode the Company's position in the market. To sustain long-term growth, the Company must develop and introduce new products and expand applications of existing products; however, there can be no assurance that the Company will be able to do so or that the market will accept any such new products or applications. The Company operates in a highly regulated environment and cannot predict the actions of regulatory authorities. The action or non-action of regulatory authorities may impede the development and introduction of new products and new applications for existing products, and may have temporary or permanent effects on the Company's marketing of its existing or planned products. There can be no assurance that the influence of managed care will continue to grow either in the United States or abroad, or that any such growth will result in greater acceptance or sales of the Company's products. In particular, there can be no assurance that existing or future decision makers and third party payors within the medical community will be receptive to the use of the Company's products or replace or supplement existing or future treatments. Moreover, the transition to managed care and the increasing consolidation underway in the managed care industry may concentrate economic power among buyers of the Company's products, which concentration could foreseeably adversely affect the price third party payors are willing to pay, and thus adversely affect the Company's margins. Although the Company believes that existing litigation initiated against the Company is without merit and the Company intends to defend such litigation vigorously, an adverse outcome of such litigation could have a material adverse effect on the on the Company's business, financial condition and results of operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

OrthoLogic (the "Company") was founded in July 1987. Through August 1996, the Company was engaged primarily in the commercialization of the Company's proprietary BioLogic(TM) technology in order to develop products that stimulate the healing of bone fractures and spinal fusions. The Company expanded its product base to include continuous passive motion ("CPM") products on August 30, 1996 by acquiring Sutter Corporation ("Sutter"). In March 1997, the Company acquired certain assets and assumed certain liabilities of Toronto Medical Corp. ("Toronto") and Danninger Medical Technology, Inc. ("DMTI"). These acquisitions allowed the Company to develop, manufacture and market orthopedic rehabilitation products and services. During the first quarter of 1998, the Company completed the integration of all the CPM administrative and service related operations from these acquisitions into one Phoenix based headquarters.

OrthoLogic develops, manufactures and markets proprietary products and services for the orthopedic health care market. The Company's product lines includes bone growth stimulation devices, CPM devices and ancillary orthopedic recovery products, and Hyalgan, a therapeutic injectable. All the Company's products focus on improving the clinical outcomes and cost-effectiveness of orthopedic procedures.

OrthoLogic periodically discusses with third parties the possible acquisition of technology, product lines, and businesses in the orthopedic health care market. It has previously entered into letters of intent that provides the Company with an exclusivity period during which it considers possible acquisitions.

BONE GROWTH STIMULATION AND FRACTURE FIXATION DEVICES

The Company's bone growth stimulation products consist of the OrthoLogic 1000 and the OL-1000 SC (single coil) portable, which are noninvasive physician prescribed magnetic field bone growth stimulators designed for home treatment of patients with a non-healing fracture, called a nonunion fracture, of certain long bones.

In March 1994, the FDA granted the Company Pre-Market Approval (PMA) to market the OrthoLogic 1000 for treatment of nonunion fractures. Initially, a nonunion fracture was defined as a fracture that remains unhealed for at least nine months post injury. During June 1998, the Company received the approval of the FDA to change the OrthoLogic 1000 label to remove reference to the nine-month post injury time frame. The revised label states that the OrthoLogic 1000 is safe and effective to use in treating nonunion fractures.

The SpinaLogic 1000 is a portable, noninvasive magnetic field bone growth stimulator being developed to enhance the healing process as either an adjunct to spinal fusion surgery or as a treatment for failed spinal fusion surgery. The Company's application for a PMA supplement was accepted by the FDA's Center for Devices and Radiological Health with a filing date of August 20, 1998. This acceptance indicates that the FDA has made a determination that the PMA application is sufficiently complete to permit a substantive review. At the end of December 1998, the Company submitted an amendment to the PMA supplement in response to requests from the FDA.

In July 1997, the Company received a PMA supplement from the FDA for a single coil model of the OrthoLogic 1000. The single coil device, the OL-1000 SC, utilizes the same combined magnetic fields as the OrthoLogic 1000. The Company released this product during the first quarter of 1998. The OrthoFrame(R) and the OrthoFrame/Mayo products are external fixation devices used in conjunction with surgical procedures.

The OrthoLogic 1000 and the OL-1000 SC are sold to patients upon receipt of a written prescription. The Company submits a bill to the patient's insurance carrier for reimbursement. The Company recognizes revenue at the time the product is placed on the patient. The OrthoFrame(R) and the OrthoFrame/Mayo products are sold to hospitals. The revenue is recognized on these products at the point a purchase order is received and the bill is sent to the hospital.

CONTINUOUS PASSIVE MOTION

CPM devices provide controlled, continuous movement to joints and limbs without requiring the patient to exert muscular effort and are intended to be applied immediately following the orthopedic trauma or surgery. The products are designed to reduce swelling, increase joint range of motion, reduce the length of hospital stay and reduce the incidence of post-trauma and post surgical complication. The Company offers a complete line of ancillary orthopedic products, including bracing, electrotherapy, cryotherapy and dynamic splinting products. The Company maintains a fleet of CPM devices that are rented to patients upon receipt of a written prescription. The Company recognizes rental revenue daily during the period of usage. Revenue on ancillary products is recognized at the time of billing. A bill is sent to the patient's insurance carrier for reimbursement.

HYALGAN

The Company began marketing Hyalgan to orthopedic surgeons during July 1997 under a Co-Promotion Agreement (the "Co-Promotion Agreement") with Sanofi Pharmaceuticals, Inc. Hyalgan is used for relief of pain from osteoarthritis of the knee for those patients who have failed to respond adequately to simple analgesics. The Company recognizes fee revenue when the product is shipped from the distributor to the orthopedic surgeon under a purchase order. The fee revenue is based upon the number of units sold at the wholesale acquisition cost less amounts for distribution costs, discounts, rebates, returns, product transfer price, overhead factor and a royalty factor.

OTHER

The Company reported a net loss of $16.6 million during 1998 with an accumulated deficit as of December 31, 1998, of $51.4 million.

As of December 31, 1998, the Company had approximately $28.4 million in net operating loss carryforwards for federal tax purposes. The Company's ability to utilize its net operating loss carryforwards may be subject to annual limitations in future years pursuant to the "change in ownership rules" under
Section 382 of the Internal Revenue Code of 1986, as amended, and are dependent on the Company's future profitability.

Future operating results will depend on numerous factors including, but not limited to, demand for the Company's products, the timing, cost and acceptance of product introductions and enhancements made by the Company or others, level of third party payment, alternate treatments which currently exist or may be introduced in the future, practice patterns, competitive conditions in the industry, general economic conditions and other factors influencing the orthopedic market in the United States or other countries in which the Company operates or expands. In addition, efforts to reform the health care systems and contain health care expenditures in the United States could adversely affect the Company's revenues and results of operations. Furthermore, the Company's products are subject to regulation by the FDA, and FDA regulations may adversely affect the marketing and sales of the Company's products. The Company cannot determine the effect such trends and regulations will have on its operations, if any.

RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

Revenues. The Company's revenues increased 84% from $41.9 million in 1996 to $77.0 million in 1997. The increase of revenues is attributed to a full year of revenues from the acquisition of Sutter, the addition of DMTI and Toronto product lines in March 1997 and fee income for Hyalgan which started in July 1997. Sales of OrthoLogic 1000 declined in 1997 compared to 1996. Revenues decreased 2% from $77.0 million in 1997 to $75.4 million in 1998. The decrease in revenues is primarily attributable to lower sales of the OrthoLogic 1000. The fee income for Hyalgan represented a full twelve months of revenue.

Gross Profit. Gross profit increased 75% from $33.6 million in 1996 to $58.7 million in 1997. The gross profit percentage declined from 80.2% in 1996 to 76.2% in 1997 primarily as a result of the CPM operations which have a lower gross profit percentage than the company's fracture healing products. Gross profit decreased to $57.7 million in 1998, a decrease of 1.7%. Gross profit as a percent of sales increased to 76.5% in 1998. The gross profit improvement is due primarily to the sale of Hyalgan.

Selling, General and Administrative ("SG&A") Expenses. SG&A expenses increased 93% from $31.9 million in 1996 to $61.5 million in 1997 and increased 17% to $72 million in 1998. The increase from 1996 to 1997 is primarily due to a full year of fixed costs and variable costs associated with the 1996 acquisition of Sutter and the acquisition of the CPM business of Toronto and DMTI in the first quarter of 1997. The increase from 1997 to 1998 is primarily due to an increase in bad debt expense of approximately $9.3 million during the first quarter of 1998. The increase was a result of management's decision to focus resources on the collection of current sales and on re-engineering the overall process of billing and collections.

Research and Development Expenses. Research and development expenses increased from $2.2 million in 1996 to $2.3 million in 1997. Research and development expenses increased to $2.9 million in 1998. The increase in 1998 is primarily due to the $750,000 initial license fee cost for Chrysalin.

Restructuring and Other Charges. During the third quarter of 1997, the Company restructured its sales, marketing and managed care groups. As a result of their restructuring and a second consecutive quarter of declining sales of the OrthoLogic 1000 in the third quarter of 1997, the Company determined that certain dealer intangibles acquired in the transition to a direct sales force had been impaired. The Company recorded a restructuring charge of $13.8 million in the third quarter, composed of a $10.0 million write-off of its dealer intangibles and $3.8 million in severance, facility closing and related costs. In the first quarter of 1998, $399,000 of the restructuring reserves were reversed.

Net Income (Loss). Net loss during 1998 consists of an operating loss of $16.9 million offset by other income of $354,000. Net loss during 1997 is composed of an operating loss of $19 million offset by other income of $1.5 million, consisting primarily of interest income of $1.4 million. Net income during 1996 is composed of an operating loss of $485,000 offset by other income of $3.0 million, consisting predominantly of interest income of $2.8 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through the public and private sales of equity securities and product revenues. In July 1998, the Company completed a private placement with two investors, an affiliate of Credit Suisse First Boston Corp. and Capital Ventures International. Under the terms of the Purchase
Agreement, the Company sold 15,000 shares of Series B convertible Preferred Stock for $15 million (prior to costs). The Series B Convertible Preferred Stock is convertible into shares of Common Stock 300 days after issuance and will automatically convert, to the extent not previously converted, into Common Stock four years following the date of issuance. Each share of Series B Convertible Preferred Stock is convertible into Common Stock at a per share price equal to the lesser of the average of the 10 lowest closing bids during the 30 days prior to conversion, or 103% of the average of the closing bids for the 10 days prior to the 300th day following the issuance. The Series B Convertible Preferred Stock is convertible into Common Stock prior to the 300th day after issuance upon the occurrence of certain events (in which case the conversion price will be the average of the 10 lowest closing bids during the 30 days prior to conversion). In the event of certain Mandatory Redemption Events, each holder of Series B Preferred Shares will have the right to require the Company to redeem those shares for cash at the Mandatory Redemption Price. Mandatory Redemption Events include, but are not limited to: the failure of the Company to timely deliver Common Shares as required under the terms of the Series B Preferred Shares or Warrants; the Company's failure to satisfy registration requirements applicable to such securities; the failure by the Company's stockholders to approve the transactions contemplated by the Securities Purchase Agreement relating to the issuance of the Series B Preferred Shares; the failure by the Company to maintain the listing of its Common Stock on Nasdaq or another national securities exchange; and certain transactions involving the sale of assets or business combinations involving the Company. In the event of any liquidation, dissolution or winding up of the Company, holders of the Series B Preferred Shares are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of Common Stock, the Stated Value for each Series B Preferred Share outstanding at that time. The Purchase Agreement contains strict covenants that protect against hedging and short-selling of the Company's Common Stock while the purchasers hold shares of the Series B Convertible Preferred Stock.

In connection with the private placement of the Series B Convertible Preferred Stock, OrthoLogic issued to the purchasers warrants to purchase 40 shares of Common Stock for each share of Series B Convertible Preferred Stock, exercisable at $5.50. The warrants are valued at $1,093,980. Additional costs of the private placement were approximately $966,000. Both the value of the warrants and the cost of the private placement will be recognized over the 10 month conversion period as an "accretion of non-cash Preferred Stock Dividends" at the amount of $617,994 per quarter.

From the inception of the Company through December 31, 1998, equity financing has resulted in net proceeds of $134.4 million. At December 31, 1998, the Company had cash and cash equivalents of $1.7 million and short term investments of $6.1 million. Working capital decreased 13% from $44.4 million at December 31, 1997 to $38.8 million at December 31, 1998. The decrease of $5.6 million is primarily the result of a decrease in accounts receivable and cash.

The Company has secured a $7.5 million accounts receivable revolving line of credit and a $2.5 million revolving term loan from a bank. The maximum amount that may be borrowed under this agreement is $10 million. The Company may borrow up to 80% of eligible accounts receivable under the accounts receivable revolving line of credit and 50% of the net book value of CPM rental fleet under the revolving term loan. The accounts receivable revolving line of credit matures May 1, 2000, and the revolving term loan on November 30, 1999. Interest is payable monthly on the accounts receivable revolving line of credit and amortized principal and interest are due monthly on the revolving term loan. The interest rate is prime plus 1.05% for the accounts receivable line of credit, and prime plus .65% for the revolving term loan. There are certain financial covenants and reporting requirements associated with the loans. In connection with these loans the Company issued a warrant to purchase 10,000 shares of Common Stock at a price equal to the average fair market value for five days prior to the closing of the loans. The Company anticipates that its cash and short-term investments on hand, cash from operations, and the funds available from the line of credit and revolving term loan will be sufficient to meet the Company's presently projected cash and working capital requirements for the next 12 months. There can be no assurance, however, that this will prove to be the case. The timing and amounts of cash used will depend on many factors, including the Company's ability to continue to increase revenues, reduce and control its expenditures, become profitable and collect amounts due from third party payors. Additional funds may be required if the Company is not successful in any of these areas. The Company's ability to continue funding its planned operations beyond the next 12 months is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, or to obtain additional funds through equity or debt financing, or from other sources of financing, as may be required.

Net cash used by operations decreased 30.2% from $6.9 million in 1996 to $4.8 million in 1997. The 1997 amount was primarily due to (1) a net loss of $17.7 million, (2) an increase in accounts receivable of $2.8 million, and (3) an increase in inventories of $1.5 million, which was offset by a non-cash restructuring charge of $13.8 million and depreciation/amortization of $5.5 million. Net cash used in operations during 1998 rose to $10 million, an increase of 108% over the $4.8 million. The 1998 amount was primarily due to (1) a net loss of $16.6 million, (2) a decrease in accrued and other current liabilities of $4.5 million, and (3) an increase in inventories of $1.4 million, which was offset by a decrease in accounts receivable of $5.7 million and depreciation/amortization of $6.5 million.

As discussed in greater detail in Note 13 to the Consolidated Financial Statements the Company has been named as a defendant in certain lawsuits. Management believes that the allegations are without merit and will vigorously defend them. No costs related to the potential outcome of these actions have been accrued.

Under the terms of the Hyalgan Co-Promotion Agreement (Note 15), the Company is obligated to pay a total of $4 million during the first eighteen months of the agreement payable at $1 million every six months. The first $1 million was paid in 1997. During the first and third quarters of 1998, the Company paid $2.0 million under the Co-Promotion Agreement. The final payment of $1.0 million is payable during the first quarter of 1999.

YEAR 2000 COMPLIANCE

The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a 2 digit year is commonly referred to as the Year 2000 Compliance issue. As the Year 2000 approaches, such systems may be unable to accurately process certain date-based information.

State of Readiness. The Company has implemented a Year 2000 Corporate Compliance Plan for coordinating and evaluating compliance actions in all business activities. The Company's Plan includes a series of initiatives to ensure that all the Company's computer equipment and software will function properly in the next millennium. "Computer equipment (or hardware) and software" includes systems generally thought of as IT dependent, as well as systems not obviously IT dependent, such as manufacturing equipment, telecopier machines, and security systems.

The Company began the implementation of this plan in fiscal year 1998. All internal IT systems and non-IT systems were inventoried during the assessment phase of the plan. The first execution of the plan occurred in June 1998 when the Company converted all internal processing systems for accounting, manufacturing, third party billing, inventory and other operational processes to Year 2000 compliant software. In addition, in the ordinary course of business, as the Company periodically replaces computer equipment and software, it will acquire only Year 2000 compliant products. The Company presently believes that its software replacements and planned modifications of certain existing computer equipment and software will be completed on a timely basis so as to avoid any of the potential Year 2000 related disruptions or malfunctions of its computer equipment and software.

The Company has completed its compliance review of virtually all of its products and has not learned of any products that it manufactures that will cease functioning or experience an interruption in operations as a result of the transition to the Year 2000.

Costs. The Company has used both internal and external resources to reprogram or replace, test and implement its IT and non-IT systems for Year 2000 modifications. The Company does not separately track the internal costs incurred to date on the Year 2000 compliance. Such costs are principally payroll and related costs for internal IT personnel. The costs to date have been less than $100,000. Future costs related to Year 2000 compliance is anticipated to be less than $100,000 for fiscal year 1999. External costs have been incurred for the system upgrades and software conversions related to other operational requirements.

Risks. The Company believes it has an effective Plan in place to anticipate and resolve any potential Year 2000 issues in a timely manner. In the event, however, that the Company does not properly identify Year 2000 issues or that compliance testing is not conducted on a timely basis, there can be no assurance that Year 2000 issues will not materially and adversely affect the Company's results of operations or relationships with third parties. In addition, disruptions in the economy generally resulting from Year 2000 issues also could materially and adversely affect the Company. The amount of potential liability and lost revenue that would be reasonably likely to result from the failure by the Company and certain key parties to achieve Year 2000 compliance on a timely basis cannot be reasonably estimated at this time.

The Company currently believes that the most likely worst case scenario with respect to the Year 2000 issue is the failure of third party insurance payors to become compliant, which could result in the temporary interruption of the payments received for services and products sold. This could interrupt cash payments received by the Company, which in turn would have a negative impact on the Company.

Contingency Plan. A contingency plan has not yet been developed for dealing with the most likely worst case scenarios. As part of its continuous assessment process, the Company is developing contingency plans as necessary. These plans could include, but are not limited to, use of alternative suppliers and vendors, substitutes for banking institutions, and the development of alternative payments solutions in dealing with third party payors. The Company currently plans to complete such contingency planning by October 1999.

These plans are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.

MARKET RISKS

The Company is not currently vulnerable to a material extent to fluctuations in interest rates, commodity prices, or foreign currency exchange rates.

SELECTED FINANCIAL DATA

The selected financial data for each of the five years in the period ended December 31, 1998 are derived from audited financial statements of the Company. The selected financial data should be read in conjunction with the Financial Statements and related Notes thereto and other financial information appearing elsewhere herein and the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations." As discussed in Note 2 of the notes to the Company's financial statements, the Company completed two acquisitions in March 1997 and one in August 1996.

                                                                 Years Ending December 31,
Statements of Operations Data:                     1998        1997        1996        1995        1994
(in thousands, except per share data)              ----        ----        ----        ----        ----
Total revenues                                   $ 75,369    $ 77,049    $ 41,884    $ 14,678    $  4,953
Total cost of revenues                             17,693      18,369       8,299       3,065       1,314

Operating expenses:

   Selling, general, and administrative            72,011      61,484      31,901      11,304       5,611
   Research and development                         2,920       2,320       2,169       2,132       2,787
   Restructuring and other charges [Note 1]          (399)     13,844          --          --          --
                                                 --------    --------    --------    --------    --------

Total operating expenses                           74,532      77,648      34,070      13,436       8,398
                                                 --------    --------    --------    --------    --------

Operating loss                                    (16,856)    (18,968)       (485)     (1,823)     (4,760)
Other income/expense                                  354       1,466       3,023         471         288
Income taxes                                         (100)       (212)         --          --          --
                                                 --------    --------    --------    --------    --------

Net income (loss)                                $(16,602)   $(17,714)   $  2,538    $ (1,352)   $ (4,472)

Accretion of non-cash preferred
 stock dividend                                  $ (1,236)         --          --          --          --
                                                 --------    --------    --------    --------    --------

Net income (loss) applicable to
 common stockholders                             $(17,838)   $(17,714)   $  2,538    $ (1,352)   $ (4,472)
                                                 ========    ========    ========    ========    ========

Net income (loss) per common
 share Basic [Note 1]                            $  (0.71)   $  (0.71)   $   0.11    $  (0.09)   $  (0.33)
                                                 ========    ========    ========    ========    ========

Net income (loss) per common
 share Diluted [Note 1]                          $  (0.71)   $  (0.71)   $   0.11    $  (0.09)   $  (0.33)
                                                 ========    ========    ========    ========    ========
Weighted Average-- Basic shares outstanding        25,291      25,116      23,275      15,549      13,791
Weighted Average-- Equivalent shares and stock
options                                                --          --         869          --          --
                                                 --------    --------    --------    --------    --------
Diluted shares outstanding                         25,291      25,116      24,144      15,549      13,791
                                                 ========    ========    ========    ========    ========

1. Net income was affected in 1997 by a one-time charge for restructuring and other costs, applicable to the impairment of dealer intangibles acquired in the transition to a direct sales force and expenses related to severance, facility closing and related costs. The effect on earnings per share from the restructuring and other changes is a loss of .55 cents per share.

BALANCE SHEET DATA
                                                December 31
                            --------------------------------------------------
Balance Sheet Data:           1998       1997       1996       1995       1994
(in thousands)                ----       ----       ----       ----       ----

Working capital              $38,817   $ 44,418   $ 74,985    $23,518    $4,968
Total assets                  93,980    103,103    113,026     27,490     7,576
Long-term obligations,
  less current maturities        196      1,631        280         --        --
Stockholders' equity          68,225     84,737    101,927     24,437     6,052

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

                                 1998                     1997
                          -----------------        -----------------
                           High        Low          High         Low
                           ----        ---          ----         ---
First Quarter             7 9/16      5 1/2        7            4 1/2
Second Quarter            7 1/2       4 3/4        6 9/16       4 1/4
Third Quarter             5           2 1/2        7            4 9/16
Fourth Quarter            4 3/8       2 15/16      6 3/16       4 5/8

As of January 29, 1999, there were 25,304,590 shares outstanding of the Common Stock of the Company held by approximately 306 stockholders of record.

Dividends. The Company has never paid a cash dividend on its Common Stock. The Board of Directors currently anticipates that all the Company's earnings, if any, will be retained for use in its business and does not intend to pay any cash dividends on its Common Stock in the foreseeable future.

                           CONSOLIDATED BALANCE SHEETS

                                                                              December 31
                                                                         1998             1997
                                                                         ----             ----
Assets
Current assets:
   Cash and cash equivalents                                       $   1,713,966    $   7,783,349
   Short-term investments [Note 7]                                     6,052,469        4,568,526
   Accounts receivable, less allowance for doubtful
   accounts of $19,317,823 and $11,370,524                            27,030,755       34,530,294
   Inventories, net [Note 8]                                          11,960,071       10,548,173
   Prepaids and other current assets                                     799,350        1,126,075
   Deferred income taxes [Note 10]                                     2,642,909        2,596,386

        Total current assets                                          50,199,520       61,152,803

Furniture, rental fleet & equipment, net [Note 9]                     12,867,391       11,459,035
Deposits and other assets                                                344,915          593,239
Goodwill, net of accumulated amortization of
$2,918,116 and $1,207,707 [Note 2]                                    26,195,846       26,008,805
Intangibles, net [Notes 3, 15, and 16]                                 4,372,238        3,888,889

        Total assets                                               $  93,979,910    $ 103,102,771

Liabilities and Stockholders' Equity
Current liabilities:
    Accounts payable                                               $   3,038,684    $   2,896,056
    Loan payable                                                         500,000          500,000
    Accrued compensation                                               1,458,849        3,844,359
    Deferred credits                                                   1,542,393        1,683,321
    Accrued royalties [Note 6]                                           166,457          447,380
    Accrued restructuring and other charges [Note 3]                     762,151        2,408,476
    Obligations under co-promotion agreement [Note 15]                 1,000,000        2,000,000
    Accrued expenses                                                   2,914,397        2,955,010

        Total current liabilities                                     11,382,931       16,734,602

Deferred rent and capital leases                                         196,192          130,708
Loan payable-- long term                                                      --          500,000
Obligations under co-promotion agreement [Note 15]                            --        1,000,000

        Total liabilities                                             11,579,123       18,365,310

        Commitments and contingencies [Notes 6,12,13,15 and 16]

Series B Convertible Preferred Stock, $1,000 par value;
    15,000 shares issued and outstanding; liquidation
    preference, $15,000,000 [Note 11]                                 14,176,008               --

Stockholders' Equity [Note 11]

   Common Stock, $.0005 par value; 40,000,000 shares authorized;
      25,302,190 and 25,255,190 shares issued and outstanding             12,649           12,626
   Additional paid in capital                                        119,658,836      119,413,210
   Deficit                                                           (51,405,989)     (34,665,794)
   Comprehensive income (loss)                                           (40,717)         (22,581)

      Total stockholders' equity                                      68,224,779       84,737,461

      Total liabilities and stockholders' equity                   $  93,979,910    $ 103,102,771

See notes to consolidated financial statements.

        CONSOLIDATED STATEMENTS OF OPERATIONS AND OF COMPREHENSIVE INCOME

                                                                      Years Ending December 31,
                                                           -------------------------------------------
                                                                1998            1997            1996
                                                                ----            ----            ----
Revenues
   Net sales                                               $ 29,491,932    $ 36,043,169    $ 31,031,451
   Net rentals                                               37,138,960      37,362,446      10,852,788
   Fee revenue from co-promotion agreement [Note 15]          8,737,325       3,643,618              --
                                                           ------------    ------------    ------------
        Total revenues                                       75,368,217      77,049,233      41,884,239
                                                           ------------    ------------    ------------
Cost of Revenues
   Cost of goods sold                                        10,591,924      10,224,397       5,714,510
   Cost of rentals                                            7,100,706       8,144,806       2,584,530
                                                           ------------    ------------    ------------
        Total cost of revenues                               17,692,630      18,369,203       8,299,040
                                                           ------------    ------------    ------------
Gross profit                                                 57,675,587      58,680,030      33,585,199
Operating Expenses
   Selling, general and administrative                       72,010,982      61,484,418      31,900,966
   Research and development                                   2,919,857       2,319,640       2,169,090
   Restructuring and other charges [Note 3]                    (398,943)     13,843,591              --
                                                           ------------    ------------    ------------
         Total operating expenses                            74,531,896      77,647,649      34,070,056
                                                           ------------    ------------    ------------
Operating loss                                              (16,856,309)    (18,967,619)       (484,857)
Other Income (Expense)
    Grant/other revenue                                         103,861         147,263         182,658
    Interest income                                             350,858       1,384,133       2,840,588
    Interest expense                                           (101,100)        (65,884)             --
                                                           ------------    ------------    ------------
         Total other income                                     353,619       1,465,512       3,023,246
                                                           ------------    ------------    ------------

Income (loss) before taxes                                  (16,502,690)    (17,502,107)      2,538,389

Provision for income taxes [Note 10]                            (99,804)       (211,560)             --
                                                           ------------    ------------    ------------

Net income (loss)                                           (16,602,494)    (17,713,667)      2,538,389
Accretion of non-cash preferred stock dividend [Note 11]     (1,235,988)             --              --
                                                           ------------    ------------    ------------
Net income (loss) applicable to common stockholders        $(17,838,482)   $(17,713,667)   $  2,538,389
                                                           ============    ============    ============
Net income (loss) per common share-- basic                 $      (0.71)   $      (0.71)   $       0.11
                                                           ============    ============    ============
Net income (loss) per common share-- diluted               $      (0.71)   $      (0.71)   $       0.11
                                                           ============    ============    ============
Weighted average-- Basic shares outstanding                  25,290,784      25,116,164      23,274,763
Equivalent shares and stock options                                  --              --         869,000
                                                           ------------    ------------    ------------

Weighted average-- Diluted shares outstanding                25,290,784      25,116,164      24,143,763
                                                           ============    ============    ============

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE-INCOME

Net income (loss) applicable to common stockholders        $(17,838,482)   $(17,713,667)   $  2,538,389
Foreign translation adjustment                                  (18,136)        (22,581)             --
                                                           ------------    ------------    ------------
Comprehensive income (loss) applicable to
common stockholders                                        $(17,856,618)   $(17,736,248)   $  2,538,389
                                                           ============    ============    ============

See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              Additional
                                                               Paid in     Comprehensive
                                        Shares      Amount     Capital        Income       Deficit          Total
                                        ------      ------     -------        ------       -------          -----
Balance, January 1, 1996               9,625,864     4,813    43,887,804          --     (19,456,005)     24,436,612
Sale of common stock                   2,530,000     1,265    73,949,643          --              --      73,950,908
Exercise of common options at
prices ranging from $.325 to
$14.625 per share                        324,318       162       852,051          --              --         852,213
Exercise of common stock warrant          10,241         5            (5)         --              --              --
Stock option compensation                     --        --        64,307          --              --          64,307
Two for one stock split [Note 11]     12,490,423     6,245        (6,245)         --              --              --
Exercise of common options at
prices ranging from $1.844 to
$7.313 per share                          41,500        20        84,485          --              --          84,505
Net income                                    --        --            --          --       2,538,389       2,538,389
                                      ----------   -------   -----------    --------    ------------    ------------

Balance, December 31, 1996            25,022,346    12,510   118,832,040          --     (16,917,616)    101,926,934
Exercise of common stock options at
prices ranging from $.16 to $4.78
per share                                232,844       116       496,593          --              --         496,709
Stock option compensation                     --        --        84,577          --              --          84,577
Other                                         --        --            --     (22,581)        (34,511)        (57,092)
Net loss                                      --        --            --          --     (17,713,667)    (17,713,667)
                                      ----------   -------   -----------    --------    ------------    ------------

Balance, December 31, 1997            25,255,190    12,626   119,413,210     (22,581)    (34,665,794)     84,737,461
Exercise of common options at
prices ranging from $.50 to $4.55
per share                                 47,000        23       158,754          --              --         158,777
Stock option compensation                     --        --        25,622          --              --          25,622
Issuance of warrants in connection
with preferred stock                          --        --     1,093,980          --                       1,093,980
Accretion of non-cash preferred
stock dividend                                --        --    (1,093,980)         --        (142,008)     (1,235,988)
Other warrants issued and other               --        --        61,250          --           4,307          65,557
Foreign exchange                              --        --            --     (18,136)             --         (18,136)
Net loss                                      --        --            --          --     (16,602,494)    (16,602,494)
                                      ----------   -------   -----------    --------    ------------    ------------

Balance, December 31, 1998            25,302,190    12,649   119,658,836     (40,717)    (51,405,989)     68,224,779
                                      ==========   =======   ===========    ========    ============    ============

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Years Ending December 31,
                                                            ---------------------------------------
                                                                1998           1997           1996
                                                                ----           ----           ----
Operating Activities
  Net income (loss)                                         (16,602,494)   (17,713,667)     2,538,389
  Adjustments to reconcile net income (loss)
  to net cash used in operating activities:
  Depreciation and amortization                               6,473,000      5,510,251      1,926,056
  Restructuring and other charges                              (399,000)    13,843,591             --
  Other                                                              --       (438,504)            --
  Change in operating assets and liabilities,
  excluding  effects of business acquisitions:
  Accounts receivable                                         5,682,834     (2,759,187)    (9,062,119)
  Inventories                                                (1,411,898)    (1,494,096)    (3,171,448)
  Prepaids and other current assets                             280,065        (23,215)      (819,623)
  Deposits and other assets                                     186,870       (438,447)         4,636
  Accounts payable                                              242,628       (871,546)      (708,136)
  Accrued and other current liabilities                      (4,466,299)      (437,934)     2,377,410
                                                            -----------    -----------      ---------
     Net cash used in operating activities                  (10,014,294)    (4,822,754)    (6,914,835)
                                                            -----------    -----------      ---------
Investing Activities
  Expenditures for furniture and equipment, net              (5,423,652)    (5,128,159)    (1,389,309)
  Intangibles from dealer transactions                               --       (704,966)   (10,752,116)
  Officer note receivable, net                                       --        200,000        (75,000)
  Acquisitions, net of cash acquired                                 --    (24,886,134)   (24,907,442)
  Investments in Chrysalin                                     (750,000)            --
  (Purchase) sale of short-term investments                  (1,484,943)    30,738,463    (26,157,629)
                                                            -----------    -----------      ---------
     Net cash (used) provided in investing activities        (7,658,595)       219,204    (63,281,496)
                                                            -----------    -----------      ---------
Financing Activities
  Payments under long-term debt and capital
   lease obligations                                           (157,984)      (233,756)       (27,956)
  Payments on loan payable                                     (500,000)      (420,084)            --
  Payments under co-promotion agreement                      (2,000,000)    (1,000,000)            --
  Net proceeds from stock options exercised and other           227,490        546,886        700,700
  Net proceeds from issuance of convertible preferred
   stock and warrants                                        14,034,000             --
  Net proceeds from issuance of common stock                         --             --     74,186,926
                                                            -----------    -----------      ---------
     Net cash (used in) provided by financing activities     11,603,506     (1,106,954)    74,859,670
                                                            -----------    -----------      ---------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS         (6,069,383)    (5,710,504)     4,663,339
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  7,783,349     13,493,853      8,830,514
                                                            -----------    -----------      ---------
CASH AND CASH EQUIVALENTS, END OF YEAR                        1,713,966      7,783,349     13,493,853
                                                            ===========    ===========      =========
Supplemental schedule of non-cash investing and
financing activities:
  Stock option compensation                                      25,622         84,577         64,307
  Supplemental Disclosure of Cash Flow Information
  Acquisition of intangible asset through obligation
  for product distribution rights [Note 15]                                  4,000,000
  Accretion of non-cash preferred stock dividend              1,235,988
  Purchase of property and equipment with capital leases        493,289             --             --
  Purchase price adjustment related to preacquisition
  contingencies                                               1,816,362             --             --
  Cash paid during the year for interest                        101,100         65,844             --
  Cash paid during the year for income taxes                    350,000        400,000             --

See notes to consolidated financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. OrthoLogic Corp. ("the Company") was incorporated on July 30, 1987 (date of inception) and commenced operations in September 1987. On August 30, 1996 OrthoLogic Corp. acquired all of the outstanding capital stock of Sutter Corporation ("Sutter") which became a wholly-owned subsidiary of the Company. On March 9, 1997 and March 12, 1997, the Company acquired certain assets and assumed certain liabilities of Toronto Medical Corp. ("Toronto") and Danninger Medical Technology, Inc. ("DMTI "). Concurrent with the acquisition of Toronto the Company formed a wholly-owned Canadian subsidiary, now known as OrthoLogic Canada Ltd.

DESCRIPTION OF THE BUSINESS. OrthoLogic develops, manufactures and markets proprietary, technologically advanced orthopedic products and packaged services for the orthopedic health care market including bone growth stimulation, continuous passive motion ("CPM") devices and ancillary orthopedic recovery products primarily in the United States. OrthoLogic's products are designed to enhance the healing of diseased, damaged, degenerated or recently repaired muscular skeletal tissue. The Company's products focus on improving the clinical outcomes and cost-effectiveness of orthopedic procedures that are characterized by compromised healing, high-cost, potential for complication and long recuperation time. In June 1997, the Company further extended its product line by entering into a co-promotion agreement (the "Co-Promotion Agreement") with Sanofi Pharmaceuticals, Inc. of New York (Note 15). The Co-Promotion Agreement allows the Company to market Hyalgan (sodium hyaluronate) to orthopedic surgeons in the United States for the relief of pain from osteoarthritis of the knee. The Company commenced marketing of Hyalgan in July 1997. On January 14, 1999 the
Company exercised its option to license the United States development, marketing, and distribution rights for the fresh fracture indications for Chrysalin, a new tissue repair synthetic peptide. The Company will pursue commercialization of Chrysalin, initially seeking Food and Drug Administration
(FDA) approval for the human clinical trials for the fracture healing indication. The Company projects that Chrysalin could receive all the necessary FDA approvals and be introduced in the market during 2003. There can be no assurance, however, that the clinical trials will result in favorable data or that FDA approvals if sought will be obtained.

During the year ended December 31, 1998 and 1997 the Company incurred losses of $16.6 million and $17.7 million, respectively. In addition, the Company used cash in operating activities of $10.0 million and $4.8 million for the years ended December 31, 1998 and 1997, respectively. The Company anticipates that its cash and short-term investments on hand, cash from operations and the funds available from the line of credit and revolving term loan (Note 12) will be sufficient to meet the Company's presently projected cash and working capital requirements for the next 12 months. There can be no assurance, however, that this will prove to be the case. The timing and amounts of cash used will depend on many factors, including the Company's ability to continue to increase revenues, reduce and control its expenditures, become profitable and collect amounts due from third party payors. Additional funds may be required if the Company is not successful in any of these areas. The Company's ability to continue funding its planned operations beyond the next 12 months is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis, or to obtain additional funds through equity or debt financing, or from other sources of financing, as may be required.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of OrthoLogic Corp. since its inception, Sutter since its acquisition on August 30, 1996 and the operations of Toronto and DMTI since their acquisition in March 1997. All material intercompany accounts and transactions have been eliminated.

The following briefly describes the significant accounting policies used in the preparation of the financial statement of the Company:

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

C. REVENUE recognition for the OrthoLogic 1000 and the OL-1000 SC is at the time the product is placed on the patient. The OrthoFrame(R) and the OrthoFrame/Mayo are typically held on consignment at hospitals and revenue is recognized at the point a purchase order is received from the hospital. Rental revenue for CPM products is recorded daily during the period of usage. Revenue on CPM ancillary products is generally recognized at the time of shipment. Fee revenue for Hylagan is based upon the number of units sold at the wholesale acquisition cost less amounts for distribution costs, discounts, rebates, returns, product transfer price, overhead factor and a royalty factor. Grant revenue is recorded as earned in accordance with the terms of the grant contracts.

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

F. INCOME (LOSS) PER COMMON SHARES is computed on the weighted average number of common or common and common equivalent shares outstanding during each year. Basic EPS is computed as net income (loss) applicable to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities when the effect would be dilutive. The Board of Directors approved a 2-for-1 stock split in the form of a 100% common share dividend which was paid on June 25, 1996. The accompanying Financial Statements have been restated to give effect of the split.

G. CERTAIN RECLASSIFICATIONS have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.

H. INTANGIBLE ASSETS. Goodwill from the acquisition of Sutter, Toronto and DMTI is capitalized and amortized on a straight-line basis over the estimated useful life of the related asset (15-20 years). The intangible relating to the product distribution rights for Hyalgan acquired in the co-promotion agreement is being amortized over 15 years.

I. LONG-LIVED ASSETS. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, the Company reviews the carrying values of its long lived assets and identifiable intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets to be held and used may not be recoverable.

J. STOCK BASED COMPENSATION. The Company accounts for its stock based compensation plan based on accounting Principles Board ("APB") Opinion No. 25. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. The Company has determined that it will not change to the fair value method and will continue to use APB Opinion No. 25 for measurement and recognition of any expense related to employee stock based transactions (Note 11).

K. USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the allowance for doubtful accounts ($19,317,823 and $11,370,524 at December 31, 1998 and 1997,
         respectively), which is based primarily on trends in historical collection statistics, consideration of current events, payer mix and other considerations. The Company derives a significant amount of its revenues in the United States from third-party health insurance plans, including Medicare. Amounts paid under these plans are generally based on fixed or allowable reimbursement rates. Revenues are recorded at the expected or preauthorized reimbursement rates when billed. Some billings are subject to review by such third party payors and may be subject to adjustments. In the opinion of management, adequate allowances have been provided for doubtful accounts and contractual adjustments. Any differences between estimated reimbursement and final determinations are reflected in the year finalized.

L. NEW ACCOUNTING PRONOUNCEMENTS. In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that an enterprise recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is effective for the Company's fiscal year ending December 31, 2000. The Company has not completed evaluating the impact of implementing the provisions of SFAS No. 133. The FASB issued SFAS No. 131 on "Disclosures about Segments of an Enterprise and Related Information" effective in 1998. The Company evaluated SFAS No. 131 and determined that the Company operates in only one segment.

2. ACQUISITIONS

On August 30, 1996, the Company acquired all of the outstanding capital stock of Sutter for $24.5 million in cash and assumption of $11.7 million of liabilities. The acquisition was accounted for as a purchase, resulting in goodwill of $13.2 million which is being amortized over 15 years.

On March 3, 1997 and March 12, 1997, the Company acquired certain assets and assumed certain liabilities of Toronto and DMTI. After paying certain of the assumed liabilities, the net cash outlay was approximately $7.5 million for Toronto and $10.7 million for DMTI. In March 1998, the Company recorded an increase of approximately $1.8 million to goodwill representing the settlement of a preacquisition contingency and representations and warranties relating to the 1997 acquisitions. Both acquisitions were accounted for as purchases under the purchase method of accounting, which resulted in goodwill of $5.5 million for Toronto and $10.6 million for DMTI. The goodwill is being amortized over 20 years. The Company has substantially completed its integration of operations related to these acquisitions. The following unaudited pro forma summary combines the consolidated results of operations of the Company as if the acquisitions of Toronto and DMTI had occurred January 1, 1997 after giving effect to certain adjustments including amortization of goodwill, interest income and income taxes. This pro forma summary is not necessarily indicative of the results of operations that would have occurred if OrthoLogic, Toronto, and DMTI had been combined for all of 1997.

                                               Year Ending December 31, 1997
                                           -------------------------------------
                                           (in thousands, except per share data)
Net revenues                                                $ 80,332
Income (loss) from continuing operations                     (17,725)
Net income (loss) per common share                          $   (.71)

3. RESTRUCTURING AND OTHER CHARGES

During the third quarter of 1997, the Company restructured its sales, marketing and managed care groups. As a result of their restructuring and a second consecutive quarter of declining sales of the OrthoLogic 1000 bone growth stimulator, the Company determined that certain dealer intangibles acquired in the transition to a direct sales force in 1996 have been impaired. The Company recorded a restructuring charge of $13.8 million in the third quarter, composed of a $10.0 million write-off of its dealer intangibles, $2.3 million in severance, $1.2 million in facility closing and $300,000 of related costs. There was a reversal of 1997 restructuring expenses of $399,000 during the first quarter of 1998.

The remaining balance of the restructuring reserve of $762,000 on December 31, 1998 primarily relates to severance.

4. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

During the first quarter of 1998, the Company recorded a charge of approximately $9.3 million for additional bad debt expense. The charge was a result of a management decision during the first quarter of 1998 to focus proportionately more resources on collection of current sales and on re-engineering the overall process of billing and collections. Management determined it was no longer considered to be cost effective to expend significant resources on the collection of the older receivables as had been done in the past.

5. LEGAL SETTLEMENT

The Company settled a false claims matter with the U.S. Department of Justice in a case that was filed in December 1996 under qui tam provisions of the Federal False Claims Act. The allegations included the submission of claims for reimbursement for a small number of custom medical devices to various federal care programs including Medicare, TRICARE (formerly known as CHAMPUS) and various state Medicaid programs.

OrthoLogic denies any wrongdoing or liability with respect to the allegations in this matter. Nevertheless, in an effort to avoid the expense, burden and uncertainty of litigation in this case as well as the potential distraction this case could have on the Company's management, the Company agreed to settle this matter. Under the terms of the definitive settlement agreement, OrthoLogic paid and expensed in 1998 $1.0 million to the U.S. Department of Justice, on behalf of several federal health care programs including Medicare, TRICARE, and various state Medicaid programs. In return, the U.S. Department of Justice released the Company's officers, employees, and directors from any causes of actions for civil damages or civil penalties for the various allegations being settled in this matter. The original complaint was dismissed with prejudice.

6. RESEARCH, PRODUCT DEVELOPMENT AND LICENSE AGREEMENTS

The Company has committed to pay royalties on the sale of products or components of products developed under certain product development and licensing agreements. The royalty percentages vary but generally range from 7% to 0.5 % of the sales amount for licensed products. The royalty percentage under the different agreements decrease when either a certain sales dollar amount is reached or royalty amount is paid. Royalty expense under these agreements totaled $258,456, $360,110 and $621,597 in 1998, 1997 and 1996, respectively.

7. INVESTMENTS

The Company has implemented SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1998, short term investments were composed of corporate debt securities and direct obligations of the United States Government and its agencies and were managed as part of the Company's cash management program and were classified as held-to-maturity securities. All such securities were purchased with original maturities less than one year. Such classification requires these securities to be reported at amortized cost. A summary of the fair market value and unrealized gains and losses on these securities is as follows:

                                                 Years Ending December 31,
                                                 -------------------------
                                                 1998                 1997
                                                 ----                 ----
Amortized cost                                $6,052,469           $4,568,526
Gross unrealized gains                               665               11,250
Gross unrealized losses                          (17,205)             (73,947)
                                              ----------           ----------

Fair value                                    $6,035,929           $4,505,829
                                              ==========           ==========

8. INVENTORIES

Inventories consisted of the following:

                                                        December 31
                                                 --------------------------
                                                 1998                 1997
                                                 ----                 ----
Raw materials                                 $8,484,773           $5,812,861
Work-in-process                                  122,371            3,463,197
Finished goods                                 4,101,325            1,633,753
                                             -----------          -----------
                                              12,708,469           10,909,811

Less allowance for obsolescence                 (748,398)            (361,638)
                                             -----------          -----------

Total                                        $11,960,071          $10,548,173
                                             ============         ===========

9. FURNITURE, RENTAL FLEET AND EQUIPMENT

Furniture, rental fleet and equipment consisted of the following:

                                                        December 31
                                                 --------------------------
                                                 1998                 1997
                                                 ----                 ----
Rental fleet                                  14,373,674           10,843,842
Machinery and equipment                        2,383,562            2,007,544
Computer equipment                             3,708,812            2,574,896
Furniture and fixtures                           767,661              780,039
Leasehold and improvements                       727,996              186,431
                                             -----------          -----------
                                              21,961,705           16,392,752
Less accumulated depreciation and
amortization                                  (9,094,314)          (4,933,717)
                                             -----------          -----------

Total                                        $12,867,391          $11,459,035
                                             ===========          ===========

10. INCOME TAXES

At December 31,1998, the Company has approximately $28.4 million in net operating loss carryforwards expiring from 2002 through 2017 for federal income tax purposes. Stock issuances, as discussed in Note 11, may cause a change in ownership under the provisions of Internal Revenue Code Section 382; accordingly, the utilization of the Company's net operating loss carryforwards may be subject to annual limitations.

Management has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that management believes will more likely than not be realized. The components of deferred income taxes at December 31 are as follows:

                                                       1998             1997
                                                       ----             ----
Allowance for bad debts                           $  7,779,000     $  4,560,000
Other accruals and reserves                          1,263,909          672,386
Valuation allowance                                 (6,400,000)      (2,636,000)
                                                  ------------     ------------
Total current                                        2,642,909        2,596,386
                                                  ------------     ------------

Net operating loss carryforwards                    12,207,000        6,971,000
Difference in basis of fixed assets                 (1,100,000)        (978,000)
Nondeductible accruals and reserves                    159,000          340,000
Amortization of intangibles and other                   90,000        2,075,000
Difference in basis of dealer intangible             3,889,000        4,198,000
Valuation allowance                                (15,245,000)     (12,606,000)
                                                  ------------     ------------
Total noncurrent                                            --               --
                                                  ------------     ------------
Total deferred income taxes                       $  2,642,909     $  2,596,386

The provision for income taxes are as follows:

                                                       1998             1997
                                                       ----             ----
Current                                           $    146,327     $    407,000
Deferred                                               (46,523)        (195,440)
                                                  ------------     ------------
Income Tax Provisions                             $     99,804     $    211,560
                                                  ============     ============

A reconciliation of the difference between the provision for income taxes and income taxes at the statutory U.S. federal income tax rate is as follows for the years ended December 31:

                                          1998           1997           1996
                                          ----           ----           ----
Income taxes at statutory rate        $(5,611,000)   $(5,950,000)   $   863,000
Net operating losses used                      --             --       (930,000)
State income taxes                       (990,000)    (1,024,000)       200,000
Change in valuation allowance           6,403,000      6,558,000             --
Other                                     297,804        627,560       (133,000)
                                      -----------    -----------    -----------
Net provision                         $    99,804    $   211,560    $         0
                                      ===========    ===========    ===========

11. STOCKHOLDERS' EQUITY AND SERIES B CONVERTIBLE PREFERRED STOCK

In October 1987, the stockholders adopted a Stock Option Plan (the "1987 Option Plan") which was amended in September 1996, and approved by shareholders in May 1997, to increase the number of common shares reserved for issuance under the 1987 Option Plan to 4,160,000 shares. This plan expired during October 1997. In May 1997, the Stockholders adopted a new Stock Option Plan (the "1997 Option Plan") which replaced the 1987 Option Plan. The 1997 Option Plan reserved for issuance 1,040,000 shares of common stock and was amended in 1998 to increase the number of shares of common stock by 275,000 shares. Two types of options may be granted under the 1997 Option Plan: options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code ("Code") and other options not specifically authorized or qualified for favorable income tax treatment by the Code. All eligible employees may receive more than one type of option. Any director or consultant who is not an employee of the Company shall be eligible to receive only nonqualified stock options under the 1997 Option Plan.

In October 1989, the Board of Directors (the "Board") approved that in the event of a takeover or merger of the company in which 100% of the equity of the company is purchased, 75% of all unvested employee options will vest, with the balance vesting equally over the ensuing 12 months, or according to the individual's vesting schedule, whichever is earlier. If an employee or holder of stock options is terminated as a result of or subsequent to the acquisition, 100% of that individual's stock option will vest immediately upon employment termination. These provisions are also included in the 1997 Option Plan.

Options are granted at prices which are equal to the current fair value of the Company's common stock at the date of grant. The vesting period is generally related to length of employment and all vested options lapse upon termination of employment if not exercised within a 90-day period (or one year after death or disability or the date of termination if terminated for cause).

A summary of the status of the Option Plans as of December 31, 1998, 1997 and 1996, and changes during the years then ended is:

                                             1998                  1997                   1996
                                      -------------------   -------------------  ---------------------
                                                Weighted-             Weighted-              Weighted-
                                                 Average               Average                Average
                                                Exercise              Exercise               Exercise
                                       Shares     Price      Shares     Price      Shares      Price
                                       ------     -----      ------     -----      ------      -----
Fixed options outstanding
at beginning of year                 2,535,450    $6.07     2,509,644   $7.31     2,356,034   $ 3.33
Granted                              1,024,000     4.79     1,132,150    5.54       903,746    13.15
Exercised                              (47,000)    3.92      (232,844)   2.37      (690,136)    1.60
Forfeited                             (127,625)    7.48      (873,500)   9.59       (60,000)    6.23

Outstanding at end of year           3,384,825     5.66     2,535,450    6.07     2,509,644     7.31

Options exercisable at year-end      1,744,357              1,072,975               613,737

Weighted-average fair value price of
options granted during the year                   $2.26                 $3.02                 $ 7.50

The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                                                        Outstanding       Exercisable
                        Number          Weighted-        Weighted-         Number          Weighted-
   Range of          Outstanding   Average Remaining      Average       Exercisable         Average
Exercise Prices    as of 12/31/98   Contractual Life  Exercise Price   as of 12/31/98   Exercise Price
---------------    --------------   ----------------  --------------   --------------   --------------
$1.8100-2.4400         351,800             5.11         $ 2.0551           348,049         $ 2.0554
2.5000-3.2500          406,600             6.92           2.8192           234,934           2.7315
3.3440-5.0000          375,000             9.03           4.7423           155,000           4.9810
5.0630-5.4380          436,250             8.90           5.3680           229,838           5.3348
5.5000-5.5310          352,900             9.33           5.5018             7,000           5.5000
5.5630-5.5630          100,000             9.01           5.5630                 0           0.0000
5.6250-5.6250          381,000             8.76           5.6250           112,833           5.6250
5.8125-6.5625          177,575             8.68           6.2934            54,794           6.3118
6.7800-6.7800          470,000             6.95           6.7800           362,292           6.7800
7.3100-17.3800         333,700             7.48          12.7001           239,617          13.4350
---------------      ---------         --------         --------         ---------         --------

$1.8100 -17.3800     3,384,825             7.89         $ 5.6643         1,744,357         $ 5.7614
================     =========         ========         ========         =========         ========

The Company applies APB Opinion No. 25 and related interpretations in accounting for its Option Plans. Had compensation costs been computed based on the fair value of awards on the date of grant, utilizing the Black-Scholes option-pricing model, consistent with the method stipulated by SFAS No. 123, the Company's net earnings and earnings per share for the years ended December 31, 1998, 1997 and 1996 would have been reduced to the pro forma amounts indicated below, followed by the model assumptions used:

                                                   1998         1997         1996
                                                   ----         ----         ----
Net income (loss) attributable to
common stockholders;
As reported (in thousands)                       $(17,838)    $(17,714)    $  2,538
Pro forma (in thousands)                         $(20,351)    $(20,371)    $    679

Basic and Diluted Net income (loss) per-share:
As reported                                      $  (0.71)    $  (0.71)    $   0.11
Pro forma                                        $  (0.80)    $  (0.81)    $   0.03
Black-scholes model assumptions:
Risk free interest rate                              6.00%        6.00%        6.00%
Expected volatility                                   0.4          0.6          0.6
Expected term                                     5 Years      5 Years      5 Years
Dividend yield                                          0%           0%           0%

In July 1998, the Company completed a private placement with two investors, an affiliate of Credit Suisse First Boston Corp. and Capital Ventures International. Under the terms of the Purchase Agreement, OrthoLogic sold 15,000 shares of Series B Convertible Preferred Stock for $15 million (prior to costs). The Series B Convertible Preferred Stock is convertible into shares of Common Stock 300 days after issuance and will automatically convert, to the extent not previously converted, into Common Stock four years following the date of issuance. Each share of Series B Convertible Preferred Stock is convertible into Common Stock at a per share price equal to the lesser of the average of the 10 lowest closing bids during the 30 days prior to conversion, or 103% of the average of the closing bids for the 10 days prior to the 300th day following the issuance. The Series B Convertible Preferred Stock is convertible into Common
Stock prior to the 300th day after issuance upon the occurrence of certain events (in which case the conversion price will be the average of the 10 lowest closing bids during the 30 days prior to conversion). In the event of certain Mandatory Redemption Events, each holder of Series B Preferred Shares will have the right to require the Company to redeem those shares for cash at the Mandatory Redemption Price. Mandatory Redemption Events include, but are not limited to: the failure of the

Company to timely deliver Common Shares as required under the terms of the Series B Preferred Shares or Warrants; the Company's failure to satisfy registration requirements applicable to such securities; the failure by the Company's stockholders to approve the transactions contemplated by the Securities Purchase Agreement relating to the issuance of the Series B Preferred Shares; the failure by the Company to maintain the listing of its Common Stock on Nasdaq or another national securities exchange; and certain transactions involving the sale of assets or business combinations involving the Company. In the event of any liquidation, dissolution or winding up of the Company, holders of the Series B Preferred Shares are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of Common Stock, the Stated Value for each Series B Preferred Share outstanding at that time. The Purchase Agreement contains strict covenants that protect against hedging and short-selling of OrthoLogic Common Stock while the purchasers hold shares of the Series B Convertible Preferred Stock.

In connection with the private placement of the Series B Convertible Preferred Stock, OrthoLogic issued to the purchasers warrants to purchase 40 shares of Common Stock for each share of Series B Convertible Preferred Stock, exercisable at $5.50 per share. These warrants expire in 2008. The warrants are valued at $1,093,980. Additional costs of the private placement were approximately $966,000. Both the value of the warrants and the cost of the private placement will be recognized over the 10 month conversion period as an "accretion of non-cash Preferred Stock Dividends" for the amount of $617,994 per quarter. The Company filed a registration statement covering the underlying Common Stock.

Proceeds  from  the  private   placement  will  be  used  to  fund  new  product
opportunities, including SpinaLogic, Chrysalin and Hyalgan, as well as to complete the re-engineering of the Company's key business processes.

At the closing of the Company's IPO on January 28, 1993 all convertible Series D Preferred Stock, totaling 4,173,002 shares, was converted into an equal amount of common stock. At December 31, 1998, there were 2,000,000 shares of preferred stock authorized.

In 1993, the Company issued a warrant to purchase 20,000 shares of common stock, at an exercise price of $1.813 per share, to another company for an ownership interest of that company.

In 1996, the Company issued a warrant to purchase 5,000 shares of common stock, at an exercise price of $2.41 per share, to a consultant as partial payment for services.

On April 30, 1996, the Company issued 5,060,000 shares of common stock upon closing of a public offering of its common stock. Gross proceeds to the Company were $78.4 million. The net proceeds to the Company after deducting costs of the offering were approximately $74.0 million. The common stock was sold at $15.50 per share.

During the first quarter of 1996 the Company amended its Certificate of Incorporation to authorize 40,000,000 shares of common stock, $.0005 par value. In addition, the Board of Directors approved a 2-for-1 stock split in the form of a 100% common share dividend which was paid on June 25, 1996. The accompanying financial statements and footnotes have been restated to give effect to the split.

12. COMMITMENTS

The Company is obligated under non-cancelable operating lease agreements for its office, manufacturing and research facilities. Rent expense for the years ended December 31, 1998, 1997 and 1996 was $1,716,000, $594,000 and $482,000,
respectively.

Future lease payments for fiscal years 1999, 2000, 2001, 2002 and beyond 2002 are $1,781,000, $1,198,000, $985,000, $963,000 and $5,537,000, respectively.

The Company has secured a $7.5 million accounts receivable revolving line of credit and a $2.5 million revolving term loan from a bank. The maximum amount that may be borrowed under this agreement is $10 million. The Company may borrow up to 80% of eligible accounts receivable under the accounts receivable revolving line of credit and 50% of the net book value of CPM rental fleet under the revolving term loan. The accounts receivable revolving line of credit matures May 1, 2000, and the revolving term loan on November 31, 1999. Interest is payable monthly on the accounts receivable revolving line of credit and amortized principal and interest are due monthly on the revolving term loan. The interest rate is prime plus 1.05% for the accounts receivable line of credit, and prime plus .65% for the revolving term loan. There are certain financial covenants and reporting requirements associated with the loans. In connection with these loans the Company issued a warrant to purchase 10,000 shares of Common Stock at a price of $6.13. These warrants expire in 2003.

13. LITIGATION

During 1996 certain lawsuits were filed in the United States District Court for the District of Arizona against the Company and certain officers and directors alleging violations of Section 10(b) of the Securities Exchange Act of 1934 and SEC Rule 10b-6 promulgated thereunder.

Plaintiffs in these actions allege that correspondence received by the Company from the U.S. Food and Drug Administration (the "FDA") pertaining principally to the promotion of the Company's OrthoLogic 1000 Bone Growth Stimulator was material and undisclosed, leading to an artificially inflated stock price. Plaintiffs further allege practices referenced in that correspondence operated as a fraud against plaintiffs. Plaintiffs further allege that once the FDA letter became known, a material decline in the stock price of the Company occurred, causing damage to the plaintiffs.

All plaintiffs seek class action status, unspecified compensatory damages, fees, and costs. Plaintiffs also seek extraordinary, equitable and/or injunctive relief as permitted by law. The actions were consolidated for all purposes in the United States District Court for the District of Arizona and lead plaintiffs and counsel were appointed. The Company and its officers and directors moved to dismiss the consolidated amended complaint for failure to state a claim. The Court dismissed the consolidated amended complaint in its entirety against the Company and its officers and directors but gave plaintiffs leave to amend all claims to cure all deficiencies. Plaintiffs have filed an amended complaint, and the cases are pending. If any claim deficiencies are not cured, that claim will be dismissed with prejudice as against the Company and its officers and directors.

In addition, the Company has been served with a substantially similar action filed in Arizona state court alleging state law causes of action grounded in the same set of facts. By agreement between the parties this action has been stayed while the federal actions proceed.

In addition to the foregoing, a shareholder derivative complaint alleging, among other things, breach of fiduciary duty in connection with the conduct alleged in the aforesaid federal and state court class actions have also been filed in Arizona state court. That action is stayed pending action on plaintiffs' amended complaint.

Management believes that the allegations are without merit and will vigorously defend them.

At December 31, 1998, in addition to the matters disclosed above, the Company is involved in various other legal proceedings that arose in the ordinary course of business.

The costs associated with defending the above allegations and the potential outcome cannot be determined at this time and accordingly, no estimate for such costs have been included in the accompanying Financial Statements. In management's opinion, the ultimate resolution of the above legal proceedings will not have a material effect on the financial position, results of operations, or cash flow of the Company.

14. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") for its employees on July 1, 1993. The Company may make matching contributions to the Plan on behalf of all Plan participants, the amount of which is determined by the Board of Directors. The Company did not make any matching contributions to the Plan in 1998, 1997, and 1996.

15.  CO-PROMOTION AGREEMENT

The Company entered into an exclusive co-promotion agreement (the "Agreement") with Sanofi Pharmaceuticals Inc. ("Sanofi") at a cost of $4 million on June 23, 1997 for purpose of marketing Hyalgan, a hyaluronic acid sodium salt, to orthopedic surgeons in the United States for the treatment of pain in patients with osteoarthtitis of the knee. During 1997 and 1998 the Company paid $3.0 million of this amount. At December 31, 1998 the Company has recorded the remaining $1.0 million as a liability in its financial statements. The initial term of the agreement ends on December 31, 2002. Upon the expiration of the initial term, Sanofi may terminate the agreement, extend the agreement for up to ten additional one year periods, or enter into a revised agreement with the Company. Management believes it is mutually beneficial for both parties to extend the agreement beyond the initial period. Upon termination of the agreement, Sanofi must pay the Company the amount equal to 50% of the gross compensation paid to the Company, pursuant to the Agreement, for the immediately preceding year.

The Company's sales force began to promote Hyalgan in the third quarter of 1997. Fee revenue of $8.7 and $3.6 million was recognized during 1998 and 1997, respectively.

16. LICENSING AGREEMENT

The Company announced in January 1998 that it had acquired a minority equity interest in a biotech firm, Chrysalis Bio Technology, Inc. for $750,000. As part of the transaction, the Company was awarded a nine-month world-wide exclusive option to license the orthopedic applications of Chysalin, a patented 23-amino acid peptide that has shown promise in accelerating the healing process and has completed an extensive pre-clinical safety and efficacy profile of the product. In pre-clinical animal studies, Chrysalin was also shown to double the rate of fracture healing with a single injection into the fresh fracture gap. The Company's agreement with Chrysalis contains provisions for the Company to continue and expand its option to license Chrysalin contingent upon regulatory approvals, successful pre-clinical trials, and certain milestone payments to Chrysalis by the Company. An additional $750,000 for the initial license was expensed in the third quarter. The agreement was extended to January 1999 to complete the evaluation of the Technology (Note 17). The Company will pursue commercialization of Chrysalis, initially seeking Food and Drug Administration
(FDA) approval for the human clinical trials for the fracture-healing indication. The Company projects that Chrysalis could receive all the necessary FDA approvals and be introduced in the market during 2003. There can be no assurance, however, that the clinical trials will result in favorable data or that FDA approvals, if sought, will be obtained. Significant additional costs will be necessary to complete development of this product.

17.SUBSEQUENT EVENTS

In January 1999, the Company exercised its option to license the U.S. development, marketing and distribution rights for Chrysalin, for fresh fracture indications. As part of the equity investment (Note 16), OrthoLogic acquired options to license Chrysalin for orthopedic applications.

On February 9, 1999, the Company loaned $157,800 to an Officer of the Company. The note plus accrued interest is payable on June 15, 1999.

Subsequent to the year-end, the Company settled a lawsuit related to the acquisition of DMTI and received approximately $100,000 of the amounts escrowed at the time of the acquisition.

Independent Auditors' Report

BOARD OF DIRECTORS AND STOCKHOLDERS

OrthoLogic Corp., Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of OrthoLogic Corp. and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the
related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                  Deloitte & Touche LLP

Phoenix, Arizona
February 9, 1999