Form 10-K, Exhibit 13
period 1999-12-31
ORTHOLOGIC CORP
filed 2000-03-30
CIK 887151

ORTHOLOGIC     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
               RESULTS OF OPERATIONS


GENERAL

The goal of OrthoLogic Corp. ("the Company") is to become the worldwide leader in fracture healing and orthopedic rehabilitation. OrthoLogic develops, manufactures, and distributes products that support physicians and hospitals improve the quality of life for their patients. OrthoLogic is committed to providing technologically advanced, superior products to customers at affordable costs.


OrthoLogic  was  founded in July 1987.  Through  August  1996,  the  Company was
engaged primarily in the commercialization of the Company's proprietary BioLogicTM technology in order to develop products that stimulate the healing of bone fractures and spinal fusions. The Company expanded its product base to include continuous passive motion ("CPM") products on August 30, 1996 by acquiring Sutter Corporation. The Company completed two additional CPM related acquisitions in March 1997. These acquisitions allowed the Company to develop, manufacture and market orthopedic rehabilitation products and services. During the first quarter of 1998, the Company completed the integration of all the CPM administrative and service related operations from these acquisitions into one Phoenix based headquarters.


OrthoLogic periodically discusses with third parties the possible acquisition of technology, product lines, and businesses in the orthopedic health care market. It has previously entered into letters of intent that provides the Company with an exclusivity period during which it considers possible acquisitions.


MARKET OVERVIEW

Sales in the orthopedic market are in excess of $10 billion with an average annual growth rate for the last five years of 6.8%. The average annual growth rate for the next five years is projected to be 8%. The key driver for most of this growth rate is the age segment of the population between 45 and 64. This age segment favorably impacts the demand for fracture healing, spine and osteoarthitis products.


OrthoLogic competes in three segments of the orthopedic market; fracture healing, rehabilitation and injectable products. The fracture healing product line consists of electronic bone growth stimulators for long bones and a new device, SpinaLogic. The recently FDA approved SpinaLogic provides stimulation for the lumbar lower portion of the spine. The fracture healing market for the long bone has been growing at an average annual rate of 8% over the last five years. The market growth for spine stimulation has been growing at an average annual rate of 12%. The rehabilitation product line consists of continuous passive motion devices for both the lower and upper extremities and the ancillary products such as braces and cryotherapy equipment. The rehabilitation market has been growing at a rate of 5.4% for the past five years. The injectable product line consists of the Hyalgan(R) brand of hyaluronic acid for pain relief of the osteoarthritis of the knee. The orthopedic market for injectable hyaluronic acid was established in 1997. Retail sales for this product during 1999 were approximately $140 million.

PRODUCT OVERVIEW
BONE GROWTH STIMULATION

OrthoLogic competes in the market for long bone stimulation with the OL-1000, OL-1000 Single Coil and custom curve coil products.

Bone growth stimulation devices are noninvasive physician prescribed magnetic field bone growth stimulators designed for home treatment of patients with a non-union fracture. Market growth for fractures of the long bone is dependent on manufactures' continuing to demonstrate the economic and patient benefits of using bone growth stimulation prior to moving forward with more expensive surgical alternatives. During November 1999, a Decision Memorandum issued by the Health Care Financing Administration (HCFA) changed the acceptance criteria for Medicare patients who qualify for treatment with a bone growth stimulator. The new criteria broaden the potential patient population by removing the six-month period required to determine the existence of a non-union fracture. Due to HCFA's Y2K policy, the new guideline was not formally implemented until April 1, 2000. Over the past few years, both the United States Food and Drug Administration (FDA) and HCFA have changed both the definitions of a non-union fracture and the reimbursement guidelines for using a bone growth stimulator. The new HCFA reimbursement guidelines have defined a non-union fracture as being established when at least 90 days have passed and healing has ceased. This new definition allows for non-unions to be treated with the Company's OL-1000 product as soon as 90 days post-injury. The OrthoFrame(R) and the OrthoFrame/Mayo(R) products are external fixation devices used in conjunction with surgical procedures.

The FDA approved SpinaLogic in December of 1999. SpinaLogic is a technologically advanced medical device that can be used as an adjunct to spinal fusion surgery to improve the probability of a successful fusion. SpinaLogic is a non-invasive externally worn device, that delivers a unique, patented magnetic signal to the surgical site and requires only a 30-minute daily treatment cycle. There are currently only two other approved noninvasive spine bone growth stimulators on the market. The Company began commercial distribution of SpinaLogic during the last few business days of December. To enhance market penetration, the Company plans to supplement the distribution of the product using a combination of its own direct sales force and regional spine product distributors. Full distribution in the United States will occur in early fiscal year 2000, with distribution for Europe planned for late third quarter.

ORTHOLOGIC     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
               RESULTS OF OPERATIONS


The main call point for fracture healing product sales is the physician office. Orthopedic surgeons, spine surgeons, neurosurgeons and podiatrists prescribe bone growth stimulators. They are placed on patients in the physician's office or the home. Strong relationships with the physician, reimbursement coverage, product efficacy and prompt customer service are the most important factors in the sale process.

Fracture healing products are placed on to patients upon receipt of a written prescription. The Company submits a bill to the patient's insurance carrier for reimbursement. The Company recognizes revenue at the time the product is placed on the patient. The OrthoFrame(R) and the OrthoFrame/Mayo(R) products are sold to hospitals. The revenue is recognized on these products at the point a purchase order is received and the product is sent to the hospital.

REHABILITATION PRODUCTS

CPM devices provide controlled, continuous movement to joints and limbs without requiring the patient to exert muscular effort and is intended to be applied immediately following the orthopedic trauma or surgery. The products are designed to reduce swelling, increase joint range of motion, reduce the length of hospital stay, reduce the incidence of post-trauma, and post surgical complication. OrthoLogic competes in the rehabilitation market with a complete line of lower and upper extremity CPM devices and ancillary products such as knee braces, splints and cryotherapy products. Lower extremity CPM is an accepted treatment modality for knee surgical procedures such as total knee replacement (TKR) and anterior cruciate ligament reconstruction (ACL). Due to the wide acceptance of lower extremity CPM and the number of companies competing for this business, managed care companies have been decreasing their reimbursement rates. Upper extremity CPM for the shoulder, elbow, wrist and hand are continuing to gain acceptance in the rehabilitation market. No outcomes based on clinical studies have been completed supporting the efficacy of upper extremity CPM. As a result, there is no Medicare reimbursement to date for this treatment. The majority of the reimbursement payments for upper extremity are Worker's Compensation related. This segment of the market is expected to experience some growth as upper extremity CPM becomes accepted as a standard treatment modality. Cryotherapy is used to cool the operative or injured site in order to prevent pain and swelling. The Company produces its own cryotherapy device, the Blue Arctic.

The main call points for the rehabilitation market are hospitals, orthopedic surgeons, plastic surgeons, physical therapists and hand therapists. Rehabilitation products are sold and rented to hospital customers and rented directly to patients in the home. The length of use in the hospital rental business continues to decline because of shorter hospital stays. Historically, rehabilitation product sales were based on strong customer relationships and a high level of customer service. Due to cost cutting initiatives by managed care companies, price has become a major factor with the orthopedic surgeon having less impact on the choice of rehabilitation providers.

The Company maintains a fleet of CPM devices that are rented to patients upon receipt of a written prescription. The Company recognizes rental revenue daily during the period of usage. Revenue on ancillary products is recognized when the patient receives the product. A bill is sent to the patient's insurance carrier for reimbursement.

HYALGAN(R)

The Company began marketing Hyalgan(R) to orthopedic surgeons during July 1997 under a Co-Promotion Agreement (the "Co-Promotion Agreement") with Sanofi Pharmaceuticals, Inc. Hyalgan(R) is used for relief of pain from osteoarthritis of the knee for those patients who have failed to respond adequately to simple analgesics.

In January 2000, the FDA approved new labeling for Hyalgan(R). The labeling states that Hyalgan(R) can produce pain relief beyond 26 weeks. This labeling will allow the Company to use published clinical papers exhibiting up to 12 months of pain relief with a single course of therapy. In addition, the revised label allows the Company to promote Hyalgan(R) for repeated cycles of treatment.

Short-term market growth for Hyalgan(R) is dependent on orthopedic surgeons using hyaluronic acid early in the continuum of care as a replacement for non-steroidal anti-inflammatory drugs (NSAIDs) and steroidals. Longer-term market growth will depend in part on expanded applications for Hyalgan(R) use beyond osteoarthritis of the knee.

The Company recognizes fee revenue when the product is shipped from the distributor to the orthopedic surgeon under a purchase order. The fee revenue is based upon the number of units sold at the wholesale acquisition cost less amounts for distribution costs, discounts, rebates, returns, product transfer price, overhead factor and a royalty factor.

CHRYSALIN

In January 1998, the Company acquired a minority interest in a biotech firm, Chrysalis Bio Technology, Inc., for $750,000. Chrysalin is a synthetically manufactured peptide that has shown potential in preclinical animal studies to accelerate fracture healing. Chrysalin represents a portion of the receptor-binding domain of the human thrombin molecule, which is actively involved in the healing process for both soft tissue and bone. By mimicking specific attributes of the thrombin molecule, Chrysalin stimulates the body's natural healing processes, resulting in accelerated tissue repair. On January 12, 2000, the Company began enrolling patients in an FDA authorized combined

ORTHOLOGIC     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
               RESULTS OF OPERATIONS


Phase I/II clinical trial for Chrysalin. The trial consists of a prospective, randomized double-blind study of 90 patients in three to five clinical centers to evaluate the safety and preliminary efficacy of Chrysalin. Patients will receive one injection of Chrysalin or placebo (saline solution) at the time the fracture is set and will be monitored weekly to evaluate healing. Depending on the rate of patient enrollment, the trial could be completed by the end of fiscal year 2000.

OTHER

The Company reported a net loss attributable to common shareholders of $586,000 during 1999 with an accumulated deficit as of December 31, 1999 of $52.0 million. As of December 31, 1999, the Company had approximately $33.6 million in net operating loss carryforwards for federal tax purposes. The Company's ability to utilize its net operating loss carryforwards may be subject to annual limitations in future years pursuant to the "change in ownership rules" under
Section 382 of the Internal Revenue Code of 1986, as amended, and is dependent on the Company's future profitability.

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

RESULTS OF OPERATIONS YEARS ENDED
DECEMBER 31, 1997, 1998 AND 1999

REVENUES. OrthoLogic's total revenues increased 10% from $75.4 million in 1998 to $83.2 million in 1999. OrthoLogic's revenues consist of net sales of the bone growth stimulator for long bone and spine, fracture fixation devices, orthopedic rehabilitation equipment and ancillary products, net rentals of CPM equipment and fee revenues from the co-promotion agreement. The Company recognizes fee revenue for the distribution of Hyalgan(R). Net sales increased by 10% to $32.6 million during 1999. The growth in net sales is primarily attributed to an increased demand for orthopedic rehabilitation products. Sales recorded for the OL1000 product were relatively constant over the two-year period. The Company recorded its first sale of SpinaLogic units after receiving FDA approval in late December 1999. Net rentals for CPM equipment increased by $5.2 million in 1999 or 14% over 1998 rental revenue. Fee revenue from Hyalgan(R) decreased from 1998 to 1999 by $440,000 or 5%.

Total revenues decreased 2% from $77.0 million in 1997 to $75.4 million in 1998. The decrease in net sales of 18% or $6.6 million is primarily attributable to the Company restructuring its sales force, marketing and managed care operations. Prior to 1998, the primary source of sales for the OL-1000 product was through distributor sales teams. As a result of the change in the sales structure, sales of the OL-1000 fell during 1998. Net rentals of CPM equipment stayed fairly constant between 1997 and 1998. Fee revenue was recorded for Hyalgan(R) over twelve months of 1998, after launching the distribution of the product during 1997.

GROSS PROFIT. Gross profit increased 12% from $57.7 million in 1998 to $64.7 million in 1999. The gross profit on net sales was 65% in 1999 compared to 64% in 1998. The overall improvement in the margin is attributable to 14% growth in net rentals. The cost of rentals as a percent of net rentals decreased from 19% in 1998 to 17% in 1999. For future margins, the recent launch of SpinaLogic in late 1999 is anticipated to allow the Company economies of scale in the current manufacturing process by adding the production of an additional product in future periods. Overall, gross profit decreased by 2% in 1998 from 1997. The decrease in gross profit is reflective of the overall decrease in total revenues during 1998. The cost of goods sold increased as a percent of net sales to 36% in 1998 from 28% in 1997. The increase in cost of goods sold is due to the change in the mix of the products sold. The decrease in the net sales of OL-1000 was partially offset by increased sales of CPM equipment and ancillary products for rehabilitation, which have lower margins.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES. SG&A expenses decreased from $72.0 million during 1998 to $61.9 million during 1999, a 14% decrease. A significant portion of the decrease in cost is directly related to bad debt of approximately $9.3 million recorded during the first quarter of 1998. The increase was a result of management's decision to focus resources on the collection of current sales and on re-engineering the overall process of billing and collections. The increased sales recorded in 1999 have related variable costs associated with the increased revenues, such as commissions and bad debt reserve. Despite the increase in variable costs associated with the higher revenues, SG&A costs decreased from 1998 to 1999. Excluding the first quarter

ORTHOLOGIC     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
               RESULTS OF OPERATIONS


increase in bad debt expense in 1998, SG&A expenses would have been 83% of total revenues, compared to 74% in 1999. SG&A costs during 1997 were 80% of sales.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased slightly in 1999 from 1998. R&D costs were increased in the third quarter of 1998, when the Company paid an additional fee of $750,000 for the initial license of Chrysalin.

As part of the transaction, OrthoLogic was awarded various options to license orthopedic applications of Chrysalin. In January of 1999, OrthoLogic exercised the option to acquire the rights to Chrysalin for fracture indications for the U.S. market. As part of the license agreement, and in conjunction to FDA clearance to begin human clinical trials, OrthoLogic made a $500,000 milestone payment to Chrysalis Biotechnology in the fourth quarter of 1999.

RESTRUCTURING AND OTHER CHARGES. During the third quarter of 1997, the Company restructured its sales, marketing and managed care groups. As a result of their restructuring and a second consecutive quarter of declining sales of the OrthoLogic 1000 in the third quarter of 1997, the Company determined that certain dealer intangibles acquired in the transition to a direct sales force had been impaired. The Company recorded a restructuring charge of $13.8 million in the third quarter, composed of a $10.0 million write-off of its dealer intangibles and $3.8 million in severance, facility closing and related costs. During 1999 and 1998, $216,000 and $399,000 of the 1997 restructuring charge was reversed.

NET INCOME (LOSS). Net income in 1999 of $238,000 consists of an operating profit of $148,000 and other income. Net loss during 1998 consists of an operating loss of $16.9 million offset by other income of $354,000. Net loss during 1997 is composed of an operating loss of $19 million offset by other income of $1.5 million, consisting primarily of interest income of $1.4 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through the public and private sales of equity securities and product revenues.

In July 1998, the Company completed a private equity placement with two investors, an affiliate of Credit Suisse First Boston Corp. and Capital Ventures International. Under the terms of the Purchase Agreement, OrthoLogic sold 15,000 shares of Series B convertible Preferred Stock for $15 million (before costs). The Series B Convertible Preferred Stock is convertible into shares of Common Stock and will automatically convert, to the extent not previously converted, into Common Stock four years following the date of issuance. Each share of Series B convertible Preferred Stock is convertible into Common Stock at a per share price equal to the lesser of the average of the 10 lowest closing bids during the 30 days prior to conversion, or $3.0353. In the event of certain Mandatory Redemption Events, each holder of Series B Preferred Shares will have the right to require the Company to redeem those shares for cash at the Mandatory Redemption Price. Mandatory Redemption Events include, but are not limited to: the failure of the Company to timely deliver Common Shares as required under the terms of the Series B Preferred Shares, or Warrants; the Company's failure to satisfy registration requirements applicable to such securities; the failure of the Company's stockholders to approve the transactions contemplated by the Securities Purchase Agreement related to the issuance of the Series B Preferred Shares; the failure by the company to maintain the listing of its Common Stock on NASDAQ or another national securities exchange; and certain transactions involving the sale of assets or business combinations involving the Company. In the event of any liquidation, dissolution or winding up of the Company, holders of the Series B Shares are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of Common Stock, the Stated Value for each Series B Preferred Shares outstanding at that time. The Purchase Agreement contains strict covenants that protect against hedging and short-selling of OrthoLogic Common Stock while the purchaser holds shares of the Series B Convertible Preferred Stock.

In connection with the private placement of the Series B Convertible Preferred Stock, OrthoLogic issued to the purchasers warrants to purchase 40 shares of Common Stock for each share of Series B Convertible Preferred Stock, exercisable at $5.50. These warrants expire in 2008. The warrants were valued at $1,093,980. Additional costs of the private placement were approximately $966,000. Both the value of the warrants and the cost of the equity offering were recognized over the 10 month conversion period as an "accretion of non-cash Preferred Stock Dividends" for the amount of $617,994 per quarter. The Company filed a registration statement covering the underlying Common Stock.

Proceeds from the private placement were used to fund new product opportunities, including SpinaLogic, Chrysalin and Hyalgan(R), as well as to complete the re-engineering of the Company's key business processes.

At the close of business on December 31, 1999, 4,820 shares of Series B Convertible Preferred Stock had been converted into 2,053,003 shares of Common Stock.

From the inception of the Company through December 31, 1999, equity financing has resulted in net proceeds of $134.4 million. At December 31, 1999, the

ORTHOLOGIC     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
               RESULTS OF OPERATIONS

Company had cash and cash equivalents of $6.0 million and short term investments of $250,000. Working capital increased 5% from $38.8 million at December 31, 1998 to $40.9 million at December 31, 1999.

Through December 31, 1999, the Company had secured a $7.5 million accounts receivable revolving line of credit and a $2.5 million revolving term loan from a bank. The maximum amount that may be borrowed under this agreement is $10 million. The Company may borrow up to 70% of the eligible accounts receivable under the accounts receivable revolving line of credit and 50% of the net book value of CPM rental fleet under the revolving term loan. The accounts receivable revolving line of credit matures December 3, 2000 and the revolving term loan on November 30, 2000. Interest is payable monthly on the accounts receivable revolving line of credit and amortized principal and interest are due monthly on the revolving term loan. The interest rate is prime plus 0.65% for the accounts receivable line of credit, and prime plus 1.05% for the revolving term loan. There are certain financial covenants and reporting requirements associated with the loans. In connection with these loans, the Company issued a warrant to purchase 10,000 shares of Common Stock at a price equal to the average fair market value for five days prior to the closing of the loans.

On February 28, 2000, the Company obtained a new $10 million accounts receivable revolving line of credit with a different bank. The Company may borrow up to 75% of the eligible accounts receivable. The interest rate is at prime for the revolving line of credit. Interest accruing on the note and a monthly administration fee is due in arrears on the first day of each month. The revolving note matures February 28, 2003. There are certain financial covenants and reporting requirements associated with the loan. Included in the financial covenants are (1) tangible net worth of not less than $43 million, (2) a quick ratio of not less than 2.0 to 1.0, (3) a debt to tangible net worth ration of not less than 0.50 to 1.0, and (4) capital expenditures will not exceed more than $7.0 million dollars during any fiscal year.

The Company anticipates that its cash on hand and the funds available from the line of credit will be sufficient to meet the Company's presently projected cash and working capital requirements for the next 12 months. There can be no assurance, however, that this will prove to be the case. The timing and amounts of cash used will depend on many factors, including the Company's ability to continue to increase revenues, reduce and control its expenditures, become profitable and collect amounts due from third party payers. Additional funds may be required if the Company is not successful in any of these areas. The Company's ability to continue funding its planned operations beyond the next 12 months is dependant upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, or to obtain additional funds through equity or debt financing, or from other sources of financing, as may be required.

Net cash provided by operations during 1999 was $4.7 million. This improvement in operating cash flow was primarily a result of (1) net income of $237,901, (2) a decrease in inventories of $2.7 million and depreciation/amortization of $6.8 million, partially offset by an increase in accounts receivable of $3.4 million. Net cash used in operations during 1998 was $10 million, an increase of 108% over the cash used in operations of $4.8 million in 1997. The 1998 amount was primarily due to (1) a net loss of $16.6 million, (2) a decrease in accrued and other current liabilities of $4.5 million, and (3) an increase in inventories of $1.4 million, which was offset by a decrease in accounts receivable of $5.7 million and depreciation/amortization of $6.5 million. The 1997 amount was primarily due to (1) a net loss of $17.7 million, (2) an increase in accounts receivable of $2.8 million and (3) an increase in inventories of $1.5 million, which was offset by a non-cash restructuring charge of $13.8 million and depreciation/amortization of $5.5 million.

As discussed in greater detail in Note 13 to the Consolidated Financial Statements the Company has been named as a defendant in certain lawsuits. Management believes that the allegations are without merit and will vigorously defend them. No costs related to the potential outcome of these actions have been accrued.

MARKET RISKS

The Company has exposure to foreign exchange rates through its manufacturing subsidiary in Canada.

The Company does not use foreign currency exchange forward contracts or commodity contracts to limit its exposure. The Company is not currently vulnerable to a material extent to fluctuations in interest rates and commodity prices.

YEAR 2000 COMPLIANCE

The Company did not experience any material Year 2000 computer problems on its primary computer systems. The Company's computer systems functioned properly into the year 2000. As a result, the Company was able to service its customers, communicate with its suppliers, and submit billings to third party payers without disruption. The Company, however, continues to monitor its systems, suppliers, and customers for any unanticipated issues that have yet to surface.

ORTHOLOGIC     SELECTED FINANCIAL DATA

The selected financial data for each of the five years in the period ended December 31, 1999 are derived from audited financial statements of the Company. The selected financial data should be read in conjunction with the Financial Statements and related Notes thereto and other financial information appearing elsewhere herein and the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations." As discussed in Note 2 of the notes, the Company completed two acquisitions in March 1997 and one in August 1996.

                                                                        Years Ending December 31,
                                                       ------------------------------------------------------------
(in thousands)                                           1999         1998         1997         1996         1995
                                                       --------     --------     --------     --------     --------
STATEMENTS OF OPERATIONS DATA:
Total revenues                                         $ 83,232     $ 75,369     $ 77,049     $ 41,884     $ 14,678
Total cost of revenues                                   18,504       17,693       18,369        8,299        3,065

Operating expenses:
  Selling, general, and administrative                   61,936       72,011       61,484       31,901       11,304
  Research and development                                2,860        2,920        2,320        2,169        2,132
  Restructuring and other charges [Note 1]                 (216)        (399)      13,844           --           --
                                                       --------     --------     --------     --------     --------
Total operating expenses                                 64,580       74,532       77,648       34,070       13,436
                                                       --------     --------     --------     --------     --------
Operating profit (loss)                                     148      (16,856)     (18,968)        (485)      (1,823)
Other income                                                148          354        1,466        3,023          471
Income Taxes                                                (58)        (100)        (212)          --           --
                                                       --------     --------     --------     --------     --------
Net income (loss)                                           238      (16,602)     (17,714)       2,538       (1,352)

Accretion of non-cash preferred stock dividend             (824)      (1,236)          --           --           --
                                                       --------     --------     --------     --------     --------
Net income (loss) applicable to common stockholders    $   (586)    $(17,838)    $(17,714)    $  2,538     $ (1,352)
                                                       ========     ========     ========     ========     ========
Net income (loss) per common share
  Basic [Note 1]                                       $  (0.02)    $  (0.71)    $  (0.71)    $   0.11     $  (0.09)
                                                       ========     ========     ========     ========     ========
Net income (loss) per common share
  Diluted [Note 1]                                     $  (0.02)    $  (0.71)    $  (0.71)    $   0.11     $  (0.09)
                                                       ========     ========     ========     ========     ========

Basic shares outstanding                                 26,078       25,291       25,116       23,275       15,549
Equivalent shares and stock options                          --           --          869           --
Diluted shares outstanding                               26,078       25,291       25,116       24,114       15,549
                                                       ========     ========     ========     ========     ========

----------
1. Net income was affected in 1997 by a one-time charge for restructuring and other costs, applicable to the impairment of dealer intangibles acquired in the transition to a direct sales force and expenses related to severance, facility closing and related costs. The effect on earnings per share from the restructuring and other changes is a loss of .55 cents per share.

                                                                        Years Ended December 31,
                                                       -------------------------------------------------------------
(in thousands)                                           1999         1998         1997           1996         1995
                                                       --------     --------     --------       --------    --------
BALANCE SHEET DATA:
Working capital                                        $ 40,865     $ 38,817     $ 44,418       $ 74,985    $ 23,518
Total assets                                             92,203       93,980      103,103        113,026      27,490
Long-term debt, less current maturities                     209          196        1,631            280          --
Stockholders' equity                                     73,054       68,225       84,737        101,927      24,437

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

                                   1999                        1998
                          --------------------         ------------------
                            High          Low            High         Low
                          -------       ------         -------      ------
First Quarter             $4 3/16       $2 3/4         $7 9/16      $5 1/2
Second Quarter             3 7/8         2 5/16         7 1/2        4 3/4
Third Quarter              3 1/8         2 1/4          5            2 1/2
Fourth Quarter             3 1/16        2 1/4          4 3/8        2 15/16

As of January 31, 2000, there were 29,126,456 shares outstanding of the Common Stock of the Company held by approximately 275 stockholders of record.

DIVIDENDS. The Company has never paid a cash dividend on its Common Stock. The Board of Directors currently anticipates that all the Company's earnings, if any, will be retained for use in its business and does not intend to pay any cash dividends on its Common Stock in the foreseeable future.

ORTHOLOGIC     CONSOLIDATED BALANCE SHEETS

                                                                                 December 31,
                                                                       -------------------------------
                                                                           1999              1998
                                                                       -------------     -------------
ASSETS
Current assets:
  Cash and cash equivalents                                            $   6,023,263     $   1,713,966
  Short-term investments [Note 7]                                            250,000         6,052,469
  Accounts receivable, less allowance for
   doubtful accounts of $15,502,720 and
   $19,317,823 [Note 12]                                                  30,428,564        27,030,755
  Inventories, net [Note 8]                                                9,306,455        11,960,071
  Prepaids and other current assets                                          986,753           799,350
  Deferred income taxes [Note 10]                                          2,630,659         2,642,909
                                                                       -------------     -------------
      Total current assets                                                49,625,694        50,199,520
                                                                       -------------     -------------

Rental fleet, equipment & furniture, net [Note 9 and 12]                  13,061,771        12,867,391
Deposits and other assets                                                    766,586           344,915
Goodwill, net of accumulated amortization
 of $4,645,793 and $2,918,116 [Note 2]                                    24,643,822        26,195,846
Other Intangibles, net [Notes 3,15, and 16]                                4,105,574         4,372,238
                                                                       -------------     -------------
       Total assets                                                    $  92,203,447     $  93,979,910
                                                                       =============     =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                      $   2,568,805     $   3,038,684
 Loan payable                                                                     --           500,000
 Accrued compensation                                                      2,852,631         1,458,849
 Deferred credits                                                            138,813         1,542,393
 Accrued royalties [Note 6]                                                   37,040           166,457
 Accrued restructuring expenses [Note 3]                                     150,086           762,151
 Obligations under co-promotion agreement [Note 15]                               --         1,000,000
 Sales and property taxes payable                                          1,908,904         1,185,190
 Accrued expenses                                                          1,104,475         1,729,207
                                                                       -------------     -------------
      Total current liabilities                                            8,760,754        11,382,931

Deferred rent and capital leases                                             209,138           196,192
                                                                       -------------     -------------
      Total liabilities                                                    8,969,892        11,579,123
                                                                       -------------     -------------
Commitments and contingencies [Notes 6,12,13,14,15 and 16]
Series B Convertible Preferred Stock,
 $1,000 par value; 10,180 and 15,000 shares issued and outstanding;
 liquidation preference, $10,180,000 and $15,000,000 [Note 11]            10,180,000        14,176,008
                                                                       -------------     -------------
STOCKHOLDERS' EQUITY [NOTE 11]
 Common Stock, $.0005 par value; 50,000,000 shares authorized;
    and 27,637,593 and 25,302,190 shares issued and outstanding               13,818            12,649
 Additional paid in capital                                              125,206,621       119,658,836
 Deficit                                                                 (51,992,079)      (51,405,989)
 Comprehensive income (loss)                                                (174,805)          (40,717)
                                                                       -------------     -------------
      Total stockholders' equity                                          73,053,555        68,224,779
                                                                       -------------     -------------
      Total liabilities and stockholders' equity                       $  92,203,447     $  93,979,910
                                                                       =============     =============

See notes to consolidated financial statements

ORTHOLOGIC     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      Years Ending December 31,
                                                         ------------------------------------------------
                                                             1999              1998              1997
                                                         ------------      ------------      ------------
REVENUES
   Net sales                                             $ 32,578,511      $ 29,491,932      $ 36,043,169
   Net rentals                                             42,356,168        37,138,960        37,362,446
   Fee revenue from co-promotion agreement [Note 15]        8,296,844         8,737,325         3,643,618
                                                         ------------      ------------      ------------
         Total revenues                                    83,231,523        75,368,217        77,049,233
                                                         ------------      ------------      ------------
COST OF REVENUES
   Cost of goods sold                                      11,303,309        10,591,924        10,224,397
   Cost of rentals                                          7,200,549         7,100,706         8,144,806
                                                         ------------      ------------      ------------
         Total cost of revenues                            18,503,858        17,692,630        18,369,203
                                                         ------------      ------------      ------------
   Gross Profit                                            64,727,665        57,675,587        58,680,030

OPERATING EXPENSES
   Selling, general and administrative                     61,936,094        72,010,982        61,484,418
   Research and development                                 2,860,159         2,919,857         2,319,640
   Restructuring and other charges [Note 3]                  (216,211)         (398,943)       13,843,591
                                                         ------------      ------------      ------------
         Total operating expenses                          64,580,042        74,531,896        77,647,649
                                                         ------------      ------------      ------------
   Operating Profit (Loss)                                    147,623       (16,856,309)      (18,967,619)

OTHER INCOME (EXPENSE)
   Grant/other revenue                                          1,306           103,861           147,263
   Interest income                                            224,139           350,858         1,384,133
   Interest expense                                           (77,281)         (101,100)          (65,884)
                                                         ------------      ------------      ------------
         Total other income                                   148,164           353,619         1,465,512
                                                         ------------      ------------      ------------
   Income (Loss) Before Income Taxes                          295,787       (16,502,690)      (17,502,107)
   Provision for income taxes [Note 8]                        (57,886)          (99,804)         (211,560)
                                                         ------------      ------------      ------------
   Net Income (Loss)                                          237,901       (16,602,494)      (17,713,667)
   Accretion on non-cash preferred stock dividend            (823,991)       (1,235,988)               --
                                                         ------------      ------------      ------------
   Net loss applicable to common stockholder             $   (586,090)     $(17,838,482)     $(17,713,667)
                                                         ============      ============      ============
   Net loss per common share-basic                       $      (0.02)     $      (0.71)     $      (0.71)
                                                         ============      ============      ============
   Net loss per common share-diluted                     $      (0.02)     $      (0.71)     $      (0.71)
                                                         ============      ============      ============
   Basic and diluted shares outstanding                    26,078,058        25,290,784        25,116,164
                                                         ============      ============      ============

OrthoLogic     Consolidated Statements of Comprehensive Income (Loss)

                                                                      Years Ending December 31,
                                                         ------------------------------------------------
                                                             1999              1998              1997
                                                         ------------      ------------      ------------

Net loss applicable to common stockholders               $   (586,091)     $(17,838,482)     $(17,713,667)

Foreign translation adjustment                               (134,088)          (18,136)          (22,581)
                                                         ------------      ------------      ------------

Comprehensive loss applicable to common stockholders     $   (720,179)     $(17,856,618)     $(17,736,248)
                                                         ============      ============      ============

See notes to consolidated financial statements

ORTHOLOGIC     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                              Paid in      Comprehensive
                                    Shares       Amount       Capital         Income      Deficit          Total
                                    ------       ------       -------         ------      -------          -----

Balance, December 31, 1996        25,022,346   $  12,510   $118,832,040           --    $(16,917,616)   $ 101,926,934
Exercise of common stock options
 at prices ranging from
 $.16 to $4.78 per share             232,844         116        496,593           --              --          496,709
Stock option compensation                 --          --         84,577           --              --           84,577
Other                                     --          --             --     $(22,581)        (34,511)         (57,092)
Net loss                                  --          --             --           --     (17,713,667)     (17,713,667)
                                  ----------   ---------   ------------     --------    ------------    -------------

Balance, December 31,1997         25,255,190      12,626    119,413,210      (22,581)    (34,665,794)      84,737,461
Exercise of common stock options
 at prices ranging from
 $.50 to $4.55 per share              47,000          23        158,754           --              --          158,777
Stock option compensation                 --          --         25,622           --              --           25,622
Series B Preferred
 Convertible Stock                        --          --      1,093,980           --       1,093,980
Accretion of Non-cash
Preferred Stock                           --          --     (1,093,980)          --        (142,008)      (1,235,988)
Other                                     --          --         61,250           --           4,307           65,557
Foreign translation adjustment            --          --             --      (18,136)             --          (18,136)
Net Loss                                  --          --             --           --     (16,602,494)     (16,602,494)
                                  ----------   ---------   ------------     --------    ------------    -------------

Balance December 31, 1998         25,302,190      12,649    119,658,836      (40,717)    (51,405,989)      68,224,779
Accretion of non-cash
 preferred stock dividend                 00          00             00           00        (823,991)        (823,991)
Exercise of common options
 at prices ranging from
 $2.03 to $2.88 per share            282,400         142        728,812           00              00          728,954
Conversion of Preferred Stock      2,053,003       1,027      4,818,973           00              00        4,820,000
Foreign translation adjustment      (134,088)   (134,088)
Net Income                                00          00             00           00         237,901          237,901
                                  ----------   ---------   ------------     --------    ------------    -------------

Balance December 31, 1999         27,637,593   $  13,818   $125,206,621    $(174,805)   $(51,992,079)     $73,053,555
                                  ==========   =========   ============    =========    ============      ===========


See notes to consolidated financial statements

ORTHOLOGIC     CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                 Years Ending December 31,
                                                                     ----------------------------------------------
                                                                         1999             1998             1997
                                                                     ------------     ------------     ------------
OPERATING ACTIVITIES
  Net income (loss)                                                  $    237,901     $(16,602,494)    $(17,713,667)
  Adjustments to reconcile net income (loss)
   to net cash used in operating activities:
    Depreciation and amortization                                       6,758,663        6,473,000        5,510,251
    Restructuring and other charges                                      (216,211)        (399,000)      13,843,591
    Other                                                                      --               --         (438,504)
  Change in operating assets and liabilities,
   excluding acquisitions:
    Accounts receivable                                                (3,415,663)       5,682,834       (2,759,187)
    Inventories                                                         2,653,616       (1,411,898)      (1,494,096)
    Prepaids and other current assets                                    (175,153)         280,065          (23,215)
    Deposits and other assets                                            (421,671)         186,870         (438,447)
    Accounts payable                                                     (469,879)         242,628         (871,546)
    Accrued and other current liabilities                                (263,944)      (4,466,299)        (437,934)
                                                                     ------------     ------------     ------------
       Net cash provided (used) in operating activities                 4,687,659      (10,014,294)      (4,822,754)
                                                                     ------------     ------------     ------------
INVESTING ACTIVITIES
  Expenditures for rental fleet, equipment and furniture               (4,958,701)      (5,423,652)      (5,128,159)
  Intangibles from dealer transactions                                         --               --         (704,966)
  Officer note receivable, net                                           (157,800)              --          200,000
  Acquisitions, net of cash acquired                                           --               --      (24,886,134)
  Investments in Chrysalin                                                     --         (750,000)
  (Purchase) sale of short-term investments                             5,802,469       (1,484,943)      30,738,463
                                                                     ------------     ------------     ------------
       Net cash (used) provided in investing activities                   685,968       (7,658,595)         219,204
                                                                     ------------     ------------     ------------

FINANCING ACTIVITIES
  Payments under long-term debt and capital lease obligations            (159,197)        (157,984)        (233,756)
  Payments on loan payable                                               (500,000)        (500,000)        (420,084)
  Payments under co-promotion agreement                                (1,000,000)      (2,000,000)      (1,000,000)
  Net proceeds from stock options exercised and other                     594,867          227,490          546,886
  Net proceeds from issuance of
  convertible preferred stock and warrants                                     --       14,034,000               --
                                                                     ------------     ------------     ------------
       Net cash (used in) provided by financing activities             (1,064,330)      11,603,506       (1,106,954)
                                                                     ------------     ------------     ------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                    4,309,297       (6,069,383)      (5,710,504)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                            1,713,966        7,783,349       13,493,853
                                                                     ------------     ------------     ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                               $  6,023,263     $  1,713,966     $  7,783,349
                                                                     ============     ============     ============

Supplemental schedule of non-cash investing
 and financing activities:
Stock option compensation                                                      --     $     25,622     $     84,577

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Acquisition of intangible asset through obligation
  for product distribution rights [Note 15]                                    --               --     $  4,000,000
Conversion of series B preferred stock for common stock              $  4,820,000               --               --
Accretion of non-cash preferred stock dividend                       $    823,992     $  1,235,988               --
Purchase of property and equiupment with capital leases                        --     $    493,289               --
Purchase price adjustment related to preacquisition contingencies    $    175,653     $  1,816,362               --
Cash paid during the year for interest                               $     50,510     $    101,100     $     65,844
Cash paid during the year for income taxes                           $      3,295     $    350,000     $    400,000

See notes to consolidated financial statements.

OrthoLogic     Notes to Consolidated Financial Statements


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization. OrthoLogic Corp. was incorporated on July 30, 1987 (date of inception) and commenced operations in September 1987. On August 30, 1996 OrthoLogic Corp. acquired all of the outstanding capital stock of Sutter Corporation ("Sutter") which became a wholly-owned subsidiary of OrthoLogic (collectively the "Company" or "OrthoLogic"). On March 9, 1997 and March 12, 1997, the Company acquired certain assets and assumed certain liabilities of Toronto Medical Corp. ("Toronto") and Danninger Medical Technology, Inc. ("DMTI "). Concurrent with the acquisition of Toronto the Company formed a wholly owned Canadian subsidiary, now known as OrthoLogic Canada Ltd.

Description of the business. OrthoLogic develops manufactures and markets proprietary technologically advanced orthopedic products and packaged services for the orthopedic health care market including bone growth stimulation, orthopedic rehabilitation products and injectable products primarily in the United States. OrthoLogic's products are designed to enhance the healing of diseased, damaged, degenerated or recently repaired musculo skeletal tissue. The Company's products focus on improving the clinical outcomes and cost-effectiveness of orthopedic procedures that are characterized by compromised healing, high-cost, potential for complication and long recuperation time. On January 14, 1999 the Company exercised its option to license the United States development, marketing, and distribution rights for the fresh fracture indications for Chrysalin, a new tissue repair synthetic peptide. On January 12, 2000, the Company began enrolling patients in the combined Phase I/II clinical trials for Chrysalin.

During the year ended December 31, 1999 and 1998, the Company reported net income of $237,901 and a loss of $16.6 million, respectively. In addition, the Company provided cash from operating activities of $4.7 million and used cash of $10.0 million for the years ending December 31, 1999 and 1998, respectively. The Company anticipates that its cash and short-term investments on hand, cash from operations and the funds available from the revolving line of credit (Note 12) will be sufficient to meet the Company's presently projected cash and working capital requirements for the next 12 months. There can be no assurance, however, that this will prove to be the case. The timing and amounts of cash used will depend on many factors, including the Company's ability to continue to increase revenues, reduce and control expenditures, maintain profitability and collect amounts due from third party payers. Additional funds may be required if the Company is not successful in any of these areas. The Company's ability to continue funding its planned operations beyond the next 12 months is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis, or to obtain additional funds through equity and debt financing, or from other sources of financing, as may be required.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of OrthoLogic Corp. since its inception, Sutter since its acquisition on August 30, 1996, Toronto, and DMTI, since their acquisition in March 1997. All material intercompany accounts and transactions have been eliminated. The following briefly describes the significant accounting policies used in the preparation of the financial statement of the Company:

A. INVENTORIES are stated at the lower of cost (first in, first out method) or market.

B. RENTAL FLEET, EQUIPMENT AND FURNITURE are stated at cost or, in the case of leased assets under capital leases, at the present value of future lease payments at inception of the lease. Depreciation is calculated on a straight-line basis over the estimated useful lives of the various assets, which range from three to seven years. Leasehold improvements and leased assets under capital leases are amortized over the life of the asset or the period of the respective lease using the straight-line method, whichever is the shortest.

C. REVENUE is recognized for sales of the Orthologic 1000 and SpinaLogic products at the time the product is placed on the patient. If the sale of either product is to a commercial buyer, revenue is recognized at the time of shipment. The Orthoframe(R) and the OrthoFrame/Mayo are typically held on consignment at hospitals and revenue is recognized at the point a purchase order is received from the hospital. Rental revenue for CPM products is recorded daily during the period of usage. Revenue on rehabilitative ancillary products is generally recognized at the time of shipment. Fee revenue for Hylagan(R) is based upon the number of units sold at the wholesale acquisition cost less amounts for distribution costs, discounts, rebates, returns, product transfer price, overhead factor and a royalty factor. Grant revenue is recorded as earned in accordance with the terms of the grant contracts.

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

G. CERTAIN RECLASSIFICATIONS have been made to the 1998 and 1997 financial statements to conform to the 1999 presentation.

H. INTANGIBLE ASSETS. Goodwill from the acquisition of Sutter, Toronto and DMTI is capitalized and amortized on a straight-line basis over the estimated useful life of the related assets (15-20 years). The intangible relating to the product distribution rights for Hyalgan(R) acquired in the co-promotion agreement is being amortized over 15 years. The investment in Chrysalis continues to be carried at cost.

I. LONG-LIVED ASSETS. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, the Company reviews the carrying values of its long lived assets and identifiable intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets to be held and used may not be recoverable.

J. STOCK BASED COMPENSATION. The Company accounts for its stock based compensation plan based on accounting Principles Board ("APB") Opinion No. 25. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. The Company has determined that it will not change to the fair value method and will continue to use APB Opinion No. 25 for measurement and recognition of employee stock based transactions (Note 11).

K. USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the allowance for doubtful accounts ($15,502,720 and $19,317,823 at December 31, 1999 and 1998,
respectively), which is based primarily on trends in historical collection statistics, consideration of events, payer mix and other considerations. In addition, the Company derives a significant amount of its revenues in the United States from third-party health insurance plans, including Medicare. Amounts paid under these plans are generally based on fixed or allowable reimbursement rates. Revenues are recorded at the expected or preauthorized reimbursement rates when billed. Some billings are subject to review by such third party payers and may be subject to adjustments. In the opinion of management, adequate allowances have been provided for doubtful accounts and contractual adjustments. Any differences between estimated reimbursement and final determinations are reflected in the year finalized.

L. NEW ACCOUNTING PRONOUNCEMENT. In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that an enterprise recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is effective, as ammended, in the first quarter of 2001. The Company has not completed evaluating the impact of implementing the provisions of SFAS No. 133.

2. ACQUISITIONS

On March 3, 1997 and March 12, 1997, the Company acquired certain assets and assumed certain liabilities of Toronto and DMTI . After paying certain of the assumed liabilities, the net cash outlay was approximately $7.5 million for Toronto and $10.7 million for DMTI . Both acquisitions were accounted for as purchases under the purchase method of accounting, which resulted in goodwill of $5.5 million for Toronto and $10.6 million for DMTI . The goodwill is being amortized over 20 years. The Company has substantially completed its integration of operations related to these acquisitions. The following unaudited pro forma summary combines the consolidated results of operations of OrthoLogic, Toronto and DMTI as if the acquisitions had occurred January 1, 1997 after giving effect to certain adjustments including amortization of goodwill, interest income and income taxes. This pro forma summary is not necessarily indicative of the results of operations that would have occurred if OrthoLogic, Sutter, Toronto, and DMTI had been combined for all of 1997.


                                                        Year Ending December 31,
                                                        ------------------------
(in thousands, except per share data)                             1997
                                                                  ----
Net revenues                                                   $ 80,332
Income (loss) from continuing Operations                        (17,725)
Net income (loss) per common share                             $   (.71)

3. RESTRUCTURING AND OTHER CHARGES

During the third quarter of 1997, the Company restructured its sales, marketing and managed care groups. As a result of their restructuring and a second consecutive quarter of declining sales of the OrthoLogic 1000 bone growth stimulator, the Company determined that certain dealer intangibles acquired in the transition to a direct sales force in 1996 had been impaired. The Company recorded a restructuring charge of $13.8 million in the third quarter, composed of a $10.0 million write-off its dealer intangibles, $2.3 million in severance, $1.2 million in facility closing and $300,000 of related costs. There was a reversal of 1997 restructuring expenses of $216,000 during 1999 and $399,000 during 1998. The remaining $150,000 balance of the restructuring reserve on December 31, 1999 primarily relates to severance.

4. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

During the first quarter of 1998, the Company recorded a charge of approximately $9.3 million for additional bad debt expense. The charge was a result of a management decision during the first quarter of 1998 to focus proportionately more resources on collection of current sales and on re-engineering the overall process of billing and collections. Management determined it was no longer considered to be cost effective to expend significant resources on the collection of the older receivables as has been done in the past.

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

OrthoLogic denies any wrongdoing or liability with respect to the allegations in this matter. Nevertheless, in effort to avoid the expense, burden and uncertainty of litigation in this case as well as the potential distraction this case could have on the Company's management, the Company agreed to settle this matter. Under the terms of the definitive settlement agreement, OrthoLogic paid to the U.S. Department of Justice, on behalf of several federal health care programs including Medicare, TRICARE, and various state Medicaid programs, the amount of $1,000,000. In return, the U.S. Department of Justice released the Company's officers, employees, and directors from any causes of actions for civil damages or civil penalties for the various allegations being settled in this matter. The original complaint was dismissed with prejudice.

6. RESEARCH, PRODUCT DEVELOPMENT AND LICENSE AGREEMENTS

The Company has committed to pay royalties on the sale of products or components of products developed under certain product developing and licensing agreements. The royalty percentages vary but generally range from 7% to 0.5% of the sales amount for licensed products. The royalty percentage under the different agreements decrease when either a certain sales dollar amount is reached or royalty amount is paid. Royalty expense under these agreements totaled $126,179, $258,456 and $360,110 in 1999, 1998 and 1997 respectively.

7. INVESTMENTS

The Company has implemented SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1999, marketable securities were composed of municipal bonds and were managed as part of the Company's cash management program and were classified as held-to-maturity securities. All such securities were purchased with original maturities less than one year. Such classification requires these securities to be reported at amortized cost.

A summary of the fair market value and unrealized gains and losses on these securities is as follows:

                                                    Years Ending December 31,
                                                  -----------------------------
                                                      1999              1998
                                                  ------------     ------------
Amortized cost                                    $    250,000     $  6,052,469
Gross unrealized gains                                       -              665
Gross unrealized losses                                      -          (17,205)
                                                  ------------     ------------
Fair value                                        $    250,000     $  6,035,929
                                                  ============     ============

8. INVENTORIES

Inventories consisted of the following:

                                                   Years Ending December 31,
                                                  -----------------------------
                                                       1999            1998
                                                  ------------     ------------
Raw materials                                     $  7,083,159     $  8,484,773
Work-in-process                                         92,584          122,371
Finished goods                                       3,110,514        4,101,325
                                                  ------------     ------------
                                                    10,286,257       12,708,469
Less allowance for obsolescene                        (979,802)        (748,398)
                                                  ------------     ------------
Total                                             $  9,306,455     $ 11,960,071
                                                  ============     ============

9. RENTAL FLEET, EQUIPMENT AND FURNITURE

Rental fleet, equipment and furniture consisted of the following:


                                                   Years Ending December 31,
                                                  -----------------------------
                                                      1999              1998
                                                  ------------     ------------
Rental fleet                                      $ 17,827,501     $ 14,373,674
Machinery and equipment                              2,243,657        2,383,562
Computer equipment                                   4,760,501        3,708,812
Furniture and fixtures                               1,495,054          767,661
Leasehold and improvements                             744,896          727,996
                                                  ------------     ------------
                                                    27,071,609       21,961,705
Less accumulated depreciation
   and amortization                                (14,009,838)      (9,094,314)
                                                  ------------     ------------
Total                                             $ 13,061,771     $ 12,867,391
                                                  ============     ============

10. INCOME TAXES

At December 31,1999, the Company has accumulated approximately $33.6 million in net operating loss carryforwards expiring from 2002 through 2017 for federal income tax purposes. Stock issuances, as discussed in Note 11, may cause a change in ownership under the provisions of Internal Revenue Code Section 382; accordingly, the utilization of the Company's net operating loss carryforwards may be subject to annual limitations.

Management has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that management believes will more likely than not be realized. The components of deferred income taxes at December 31 are as follows:

                                                   1999                1998
                                               ------------        ------------
Allowance for bad debts                        $  6,201,000        $  7,779,000
Other accruals and reserves                         886,659           1,263,909
Valuation allowance                              (4,457,000)         (6,400,000)
                                               ------------        ------------
Total current                                     2,630,659           2,642,909
                                               ------------        ------------
Net operating loss carryforwards                 14,064,000          12,207,000
Difference in basis of fixed assets              (1,517,000)         (1,100,000)
Nondeductible accruals
   and reserves                                     159,000             159,000
Amortization of intangibles
   and other                                        430,000              90,000
Difference in basis
   of dealer intangible                           3,581,000           3,889,000
Valuation allowance                             (16,717,000)        (15,245,000)
                                               ------------        ------------
Total noncurrent                                         --                  --
                                               ------------        ------------
Total deferred income taxes                    $  2,630,659        $  2,642,909
                                               ============        ============

The provision for income taxes are as follows:

                                            1999          1998          1997
                                         ---------     ---------      ---------
Current                                  $  45,636     $ 146,327      $ 407,000
Deferred                                 $  12,250     $ (46,523)     $(195,440)
                                         ---------     ---------      ---------
Income Tax
 Provision                               $  57,886     $  99,804      $ 211,560
                                         =========     =========      =========

A reconciliation of the difference between the provision (benefit) for income taxes and income taxes at the statutory U.S. federal income tax rate is as follows for the years ending December 31:

                                        1999            1998            1997
                                    -----------     -----------     -----------
Income taxes
   at statutory rate                $    80,000     $(5,611,000)    $(5,950,000)
State income taxes                       28,000        (990,000)     (1,024,000)
Change in valuation
   allowance                           (471,000)      6,403,000       6,558,000
Other                                   420,886         297,804         627,560
                                    -----------     -----------     -----------
Net Provision                       $    57,886     $    99,804     $   211,560
                                    ===========     ===========     ===========

11. STOCKHOLDERS' EQUITY AND SERIES B

CONVERTIBLE PREFERRED STOCK

In October 1987, the stockholders adopted a Stock Option Plan (the "1987 Option Plan") which was amended in September 1996, and approved by shareholders in May 1997, to increase the number of common shares reserved for issuance under the 1987 Option Plan to 4,160,000 shares. This plan expired during October 1997. In May 1997, the Stockholders adopted a new Stock Option Plan (the "1997 Option Plan") which replaced the 1987 Option Plan. The 1997 Option Plan reserved for issuance 1,040,000 shares of common stock and was amended in 1998 to increase the number of shares of common stock by 275,000 shares. Two types of options may be granted under the 1997 Option Plan: options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code ("Code") and other options not specifically authorized or qualified for favorable income tax treatment by the Code. All eligible employees may receive more than one type of option. Any director or consultant who is not an employee of the Company shall be eligible to receive only nonqualified stock options under the 1997 Option Plan. Included in the stock granted in 1999 are 300,000 options granted to an employee exclusive of the 1987 and 1997 stock option plan.


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


Options are granted at prices, which are equal to the current fair value of the Company's common stock at the date of grant. The vesting period is generally related to length of employment and all vested options lapse upon termination of employment if not exercised within a 90-day period (or one year after death or disability or the date of termination if terminated for cause).

A summary of the status of the Option Plans as of December 31, 1999, 1998 and 1997, and changes during the years then ended is:

                                         1999                     1998                    1997
                                 ---------------------   ----------------------   ---------------------
                                             Weighted-                Weighted-               Weighted-
                                             Average                  Average                 Average
                                             Exercise                 Exercise                Exercise
                                  Shares      price        Shares      price       Shares       price
                                  ------      -----        ------      -----       ------       -----
Fixed options outstanding at
 beginning of year              3,384,825     $5.66      2,535,450     $6.07      2,509,644     $7.31
Granted                           688,850      3.12      1,024,000      4.79      1,132,150      5.54
Exercised                        (282,400)     2.58        (47,000)     3.92       (232,844)     2.37
Forfeited                        (302,362)     7.83       (127,625)     7.48       (873,500)     9.59
                                ---------                ---------                ---------
Outstanding at end of year      3,488,913      5.24      3,384,825      5.66      2,535,450      6.07
                                =========      ====      =========      ====      =========      ====

Options exercisble at year-end  2,357,717                1,744,357                1,072,975
                                =========                =========                =========

The following table summarizes information about fixed stock options outstanding at December 31, 1999:

                                           Outstanding                                    Exercisable
                        ---------------------------------------------------    --------------------------------
                            Number          Weighted-          Weighted-          Number           Weighted-
     Range of            Outstanding    Average Remaining       Average         Exercisable         Average
  Exercise Prices       as of 12/31/99   Contractual Life   Exercised Price    as of 12/31/99   Exercised Price
  ---------------       --------------   ----------------   ---------------    --------------   ---------------
$1.8100  -  $ 2.5000       397,863            4.18              $2.1569            300,054          $2.0451
$2.5310  -  $ 3.0000       172,100            9.47              $2.6195            128,434          $2.5318
$3.2500  -  $ 3.2500       405,000            8.77              $3.2500            243,333          $3.2500
$3.3440  -  $ 5.0000       469,250            8.29              $4.4152            238,250          $4.7848
$5.0630  -  $ 5.4380       419,750            7.91              $5.3677            313,875          $5.3543
$5.5000  -  $ 5.5310       351,400            8.33              $5.5018            168,002          $5.5037
$5.5630  -  $ 5.5630       100,000            8.01              $5.5630             50,000          $5.5630
$5.6250  -  $ 5.6250       381,000            7.76              $5.6250            208,083          $5.6250
$5.8125  -  $ 6.5625       114,850            7.49              $6.2769             66,236          $6.2780
$6.7800  -  $17.3800       677,700            4.69              $8.8305            641,450          $8.8097
--------------------     ---------            ----              -------          ---------          -------
$1.8100  -  $17.3800     3,488,913            7.10              $5.2418          2,357,717          $5.5097
====================     =========            ====              =======          =========          =======

The Company applies APB Opinion No. 25 and related interpretations in accounting for its Option Plans. Accordingly, no compensation cost has been recognized for its Option Plans. Had compensation cost been computed based on the fair value of awards on the date of grant, utilization the Black-Scholes option-pricing model, consistent with the method stipulated by SFAS No. 123, the Company's net earnings and earnings per share for the years ended December 31, 1999, 1998 and 1997 would have been reduced to the pro forma amounts indicated below, followed by the model assumptions used:

                                                  1999            1998           1997
                                                --------        --------       --------
Estimated weighted-average fair value of
 options granted during the year                 $  1.61        $   2.26       $   3.02
Net income (loss) attributable to common
stockholders:
  As reported (in thousands)                     $  (586)       $(17,838)      $(17,714)
  Pro forma (in thousands)                       $(2,525)       $(20,351)      $(20,371)
Basic and Diluted Net income (loss) per-share:
  As reported                                    $ (0.02)       $  (0.71)      $  (0.71)
  Pro forma                                      $ (0.10)       $  (0.80)      $  (0.81)
Black- scholes model assumptions:
  Risk free interest rate                           6.00%           6.00%          6.00%
  Expected volatility                               0.6              0.4            0.6
  Expected term                                     5 Years       5 Years
5 Years
  Dividend yield                                       0%              0%             0%

In July 1998, the Company completed a private equity placement with two investors, an affiliate of Credit Suisse First Boston Corp. and Capital Ventures International. Under the terms of the Purchase Agreement, OrthoLogic sold 15,000 shares of Series B convertible Preferred Stock for $15 million (before costs). The Series B Convertible Preferred Stock is convertible into shares of Common Stock and will automatically convert, to the extent not previously converted, into Common Stock four years following the date of issuance. Each share of Series B convertible Preferred Stock is convertible into Common Stock at a per share price equal to the lesser of the average of the 10 lowest closing bids during the 30 days prior to conversion or $3.0353. In the event of certain Mandatory Redemption Events, each holder of Series B Preferred Shares will have the right to require the Company to redeem those shares for cash at the Mandatory Redemption Price. Mandatory Redemption Events include, but are not limited to: the failure of the Company to timely deliver Common Shares as required under the terms of the Series B Preferred Shares, or Warrants; the Company's failure to satisfy registration requirements applicable to such securities; the failure of the Company's stockholders to approve the transactions contemplated by the Securities Purchase Agreement related to the issuance of the Series B Preferred Shares; the failure by the company to maintain the listing of its Common Stock on NASDAQ or another national securities exchange; and certain transactions involving the sale of assets or business combinations involving the Company. In the event of any liquidation, dissolution or winding up of the Company, holders of the Series B Shares are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of Common Stock, the States Value for each Series B Preferred Shares outstanding at that time. The Purchase Agreement contains strict covenants that protect against hedging and short-selling of OrthoLogic Common Stock while the purchaser holds shares of the Series B Convertible Preferred Stock.

In connection with the private placement of the Series B Convertible Preferred Stock, OrthoLogic issued to the purchasers warrants to purchase 40 shares of Common Stock for each share of Series B Convertible Preferred Stock, exercisable at $5.50. These warrants expire in 2008. The warrants were valued at $1,093,980. Additional costs of the private placement were approximately $966,000. Both the value of the warrants and the cost of the equity offering were recognized over the 10 month conversion period as an "accretion of non-cash Preferred Stock Dividends" for the amount of $617,994 per quarter. The Company filed a registration statement covering the underlying Common Stock.

Proceeds from the private placement were used to fund new product opportunities, including SpinaLogic, Chrysalin and Hyalgan(R), as well as to complete the re-engineering of the Company's key business processes.

At the close of business on December 31, 1999, 4,820 shares of Series B Convertible Preferred Stock had been converted into 2,053,003 shares of Common Stock.

At the closing of the Company's IPO on January 28, 1993 all convertible Series D Preferred Stock, totaling 4,173,002 shares, was converted into an equal amount of common stock. At December 31, 1998, there were 2,000,000 shares of preferred stock authorized.

12. COMMITMENTS

The Company is obligated under non-cancelable operating lease agreements for its office, manufacturing and research facilities. Rent expense for the years ended December 31, 1999, 1998 and 1997 was $1,998,000, $1,716,000, and $594,000
respectively.

Future lease  payments for fiscal years  2000,2001,2002,  2003,  2004 and beyond
2004  are  $1,819,000,   $1,135,000,   $1,011,000,  $1,130,000,  $1,130,000  and
$3,486,000 respectively.

Through December 31, 1999, the Company had secured a $7.5 million accounts receivable revolving line of credit and a $2.5 million revolving term loan from a bank. The maximum amount that may be borrowed under this agreement is $10 million. The Company may borrow up to 70% of the eligible accounts receivable under the accounts receivable revolving line of credit and 50% of the net book value of CPM rental fleet under the revolving term loan. The accounts receivable revolving line of credit matures December 3, 2000 and the revolving term loan on November 30, 2000. Interest is payable monthly on the accounts receivable revolving line of credit and amortized principal and interest are due monthly on the revolving term loan. The interest rate is prime plus .65% for the accounts receivable line of credit, and prime plus 1.05% for the revolving term loan. There are certain financial covenants and reporting requirements associated with the loans. In connection with these loans, the Company issued a warrant to purchase 10,000 shares of Common Stock at a price equal to the average fair market value for five days prior to the closing of the loans.

On February 28, 2000, the Company attained a new $10 million accounts receivable revolving line of credit with a different lending institution. The Company may borrow up to 75% of the eligible accounts receivable. The interest rate is at prime for the revolving note. Interest accruing on the note and a monthly administration fee is due in arrears on the first day of each month. The revolving note matures February 28, 2003. There are certain financial covenants and reporting requirements associated with the loan. Included in the financial covenants are (1) tangible net worth of not less than $43 million, (2) a quick ratio of not less than 2.0 to 1.0, (3) a debt to tangible net worth ration of not less than 0.50 to 1.0, and (4) capital expenditures will not exceed more than $7.0 million dollars during any fiscal year.

13. LITIGATION

During 1996, certain class action lawsuits were filed in the United States District Court for the District of Arizona against the Company and certain officers and directors alleging violations of Section 10(b) of the Securities Exchange Act of 1934 and SEC Rule 10b-6 promulgated thereunder.

Plaintiffs in these actions allege that correspondence received by the Company from the U.S. Food and Drug Administration (the "FDA") pertaining principally to the promotion of the Company's Orthologic 1000 Bone Growth Stimulator was material and undisclosed, leading to an artificially inflated stock price. Plaintiffs further allege practices referenced in the correspondence operated as a fraud against plaintiffs. Plaintiffs further allege that once the FDA letter became known, a material decline in the stock price of the Company occurred, causing damage to the plaintiffs.

The actions were consolidated for all purposes in the United States District Court for the District of Arizona and lead plaintiffs and counsel were appointed. On March 31, 1999, the judge in the consolidated case before the United States District Court granted the Company's Motion to Dismiss and entered an order dismissing all claims in the suit against the Company and two individual officers/directors. The judge allowed certain narrow claims based on insider trading theories to proceed against certain individual defendants. On December 21, 1999, the District Court granted plaintiffs' motion for class certification to include purchasers of common stock between June 4 through June 18, 1996, inclusive. Discovery is proceeding in the case.

In addition, the Company has been served with a substantially similar action filed in Arizona state court alleging state law causes of action grounded in the same set of facts. The Company filed a Motion to Dismiss the Complaint in Arizona State Court in May 1999. The Court denied the motion in July 1999 and granted the plaintiffs' motion for the class certification on November 24, 1999. The Company has appealed the state court's class certification and the appeal is now pending in the Arizona Supreme Court.

In addition, a shareholder derivative complaint, alleging, among other things, breach of fiduciary duty in connection with the conduct alleged in the federal and state court class actions have also been filed in Arizona state court. The Company filed a Motion to Dismiss the Complaint which was granted on December 13, 1999.

Management believes that the allegations in the remaining federal and state cases are without merit and will vigorously defend them.

As of December, 31, 1999, in addition to other matters disclosed above, the Company is involved in other various legal proceedings that arose in the ordinary course of business.

The costs associated with defending the above allegations and potential outcome cannot be determined at this time and accordingly, no estimate for such costs have been included in the accompanying Financial Statements. In management's opinion, the ultimate resolution of the above proceedings will not have a material effect on the financial position of the Company

14. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") for its employees on July 1, 1993. The Company may make matching contributions to the Plan on behalf of all Plan participants, the amount of which is determined by the Board of Directors. The Company did not make any matching contributions to the Plan in 1998 and 1997. The Company matched $97,980 in 1999, which represented a 10% match of 1999 employee contributions to the plan.

15. CO-PROMOTION AGREEMENT

The Company entered into an exclusive co-promotion agreement (the "agreement") with Sanofi Pharmaceuticals Inc. ("Sanofi") at a cost of $4 million on June 23, 1997 for purpose of marketing Hyalgan(R), a hyaluronic acid sodium salt, to orthopedic surgeons in the United States for the treatment of pain in patients with osteoarthtitis of the knee. The initial term of the agreement ends on December 31, 2002. Upon the expiration of the initial term, Sanofi may terminate the agreement, extend the agreement for an additional one-year period, or enter into a revised agreement with the Company. Upon termination of the agreement, Sanofi must pay the Company an amount equal to 50% of the gross compensation paid to the Company for the immediately preceding year, provided the Company met all contractual obligations pursuant to the agreement.

The Company's sales force began to promote Hyalgan(R) in the third quarter of 1997. Fee revenue of $8.3, $8.7 and $3.6 million was recognized during 1999, 1998 and 1997, respectively.

16. LICENSING AGREEMENT

The Company announced in January 1998 that it had acquired a minority equity interest in a biotech firm, Chrysalis Bio Technology, Inc. for $750,000. As part of the transaction, the Company was awarded a nine-month world-wide exclusive option to license the orthopedic applications of Chrysalin, a patented 23-amino acid pep-tide that has shown promise in accelerating the healing process and has completed an extensive pre-clinical safety and efficacy profile of the product. In pre-clinical animal studies, Chrysalin was also shown to double the rate of fracture healing with a single injection into the fresh fracture gap. The Company's agreement with Chrysalis contains provisions for the Company to continue and expand its option to license Chrysalin contingent upon regulatory approvals, successful preclinical trials, and certain trials and certain milestone payments to Chrysalis by the Company. As part of the equity investment, OrthoLogic acquired options to license Chrysalin for orthopedic applications. An additional fee of $750,000 for the initial license was expensed in the third quarter of 1998 and the Agreement was extended to January 1999. In January 1999, the Company exercised its option to license the U. S. development, marketing and distribution rights for Chrysalin, for fresh fracture indications. As part of the license agreement, and in conjunction to FDA clearance to begin human clinical trials, OrthoLogic made a $500,000 milestone payment to Chrysalis Biotechnology in the fourth quarter of 1999. In January 2000, the Company began enrolling patients in the combined Phase I/II clinical trial for Chrysalin. The Company has elected not to exercise its option to license worldwide (excluding
US) development, marketing and distribution rights for Chrysalin for fracture and orthopedic applications that expired on June 30, 1999.

The Company projects that Chrysalis could receive all the necessary FDA approvals and be introduced in the market during 2004 There can be no assurance, however, that the clinical trials will result in favorable data or that FDA approvals, if sought, will be obtained. Significant additional costs will be necessary to complete development of this product.

17. RELATED PARTIES

In the second quarter of 1999, the Company extended the maturity date on a loan of $157,800 to an officer of the Company to February 15, 2000. On January 27, 2000, the loan was extended to a maturity date of February 29, 2000. An additional loan of $81,200 was entered into with the same officer on January 27, 2000, with a maturity date of February 29, 2000. The principal and interest of both loans were paid in full subsequent to year end.